Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2022 RESULTS – LARGER ASSET PORTFOLIO DRIVES RECORD ANNUAL GOLD PRODUCTION, OPERATING CASH FLOW AND GLOBAL MINERAL RESERVES; UPDATED THREE YEAR GUIDANCE PROVIDED; 2023 FOCUS ON OPTIMIZING DETOUR LAKE AND CANADIAN MALARTIC AND LEVERAGING EXCESS MILL CAPACITY IN THE ABITIBI REGION TO ADVANCE KEY PIPELINE PROJECTS

Toronto (February 16, 2023) – Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported financial and operating results for the fourth quarter and full year of 2022, as well as future operating guidance.

Fourth quarter and full year 2022 highlights – Solid Operational Performance, Important Strategic Consolidations

In the fourth quarter of 2022 and throughout 2022, Agnico Eagle delivered solid operating performance in a challenging cost and workforce environment. The Company had strong production and cost control, increased mineral reserves and mineral resources, progressed expansion projects and delivered the best safety performance in the Company’s 66-year history. The year also saw important strategic acquisitions aimed at furthering Agnico Eagle’s core strategy of consolidating positions in premier mining jurisdictions, with the integration of Kirkland Lake Gold, and the announced acquisition of Yamana Gold’s Canadian assets (including the other half of the world-class Canadian Malartic mine).

•	Operations delivered in the fourth quarter despite challenging cost environment – Payable gold production[1] in the fourth quarter of 2022 was 799,438 ounces at production costs per ounce of $834, total cash costs per ounce[2] of $863 and all-in sustaining costs (“AISC”) per ounce[3] of $1,231. Quarterly unit costs were affected by the impact of inflationary pressures at the Nunavut and Kittila operations and lower production at LaRonde, Kittila and Pinos Altos

•	Solid quarterly financial results – The Company reported quarterly net income of $0.45 per share in the fourth quarter of 2022, with adjusted net income[4] of $0.41 per share. Operating cash flow was $0.84 per share

•	Record annual gold production and operating cash flow resulting from solid operational performance across the recently integrated asset portfolio – Payable gold production in 2022 was 3,135,007 ounces at production costs per ounce of $843, total cash costs per ounce of $793 and AISC per ounce of $1,109. Including the full year of production from the legacy Kirkland Lake Gold mines, which were acquired on February 8, 2022, total payable gold production in 2022 was 3,280,731 ounces at production costs per ounce of $821, total cash costs per ounce of $780 and AISC per ounce of $1,090, in line with the mid-point of 2022 production guidance and slightly above the top end of the cost guidance announced in February 2022

1 Payable production of a mineral means the quantity of a mineral produced during a period contained in products that have been or will be sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2 Total cash costs per ounce is a non-GAAP ratio that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements and, unless otherwise specified, is reported on a by-product basis in this news release. For the detailed calculation of production costs per ounce, the reconciliation of total cash costs to production costs and information about total cash costs per once on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance”.

3 AISC per ounce is a non-GAAP ratio that is not a standardized financial measure under the financial reporting framework used to prepare the Company’s financial statements and, unless otherwise specified, is reported on a by-product basis in this news release. For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance”.

4 Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to net income and net income per share see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance”.

•	Gold mineral reserves increased to a record level – Year-end 2022 gold mineral reserves increased by 9% to 48.7 million ounces of gold (1,186 million tonnes grading 1.28 grams per tonne (“g/t”) gold). The year-over-year increase in mineral reserves is largely due to significant additions at Detour Lake as well as successful conversion of mineral resources at several other operations. At year-end 2022, measured and indicated mineral resources were 44.2 million ounces (1,178 million tonnes grading 1.17 g/t gold) and inferred mineral resources were 26.3 million ounces (311 million tonnes grading 2.63 g/t gold)

•	Acquisition of Yamana’s Canadian assets expected to close in March 2023, leading to continued consolidation of the Abitibi gold belt – The pending acquisition of Yamana Gold’s Canadian assets (“Yamana Transaction”) is expected to close in March 2023, subject to regulatory approvals. Following closing, the Company will own 100% of the Canadian Malartic mine, 100% of the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. The Yamana Transaction further solidifies the Company’s presence in the Abitibi gold belt, a region of low political risk and high geological potential, where the Company has a strong competitive advantage from having operated there for over 50 years. With the acquisition, the Company’s production in the Abitibi gold belt is forecast to be approximately 1.9 million ounces to 2.1 million ounces of gold per year through 2025

2023 and Expected Future Highlights – Optimizing Detour Lake, Canadian Malartic, and Leveraging Existing Infrastructure

In 2023, Agnico Eagle will focus on optimizing its expanded strategic positions in the Abitibi region of Ontario and Quebec (“Abitibi Gold Belt”), with the aim of increasing profitable production. The Company will evaluate opportunities to leverage existing infrastructure which has the potential to significantly increase future gold production at lower capital costs and a reduced environmental footprint. If realized, these opportunities have the potential to deliver increased capital returns with reduced execution and operating risk.

•	Detour Lake Mine – Mill expansion activities progressed as planned in 2022. These activities, combined with strong operational performance, resulted in record annual gold production of 732,572 ounces for the full year 2022, which the Company believes makes Detour Lake the largest gold mine in Canada. In 2023, the focus remains on optimizing mill processes and improving runtime to achieve, and potentially surpass, 28.0 million tonnes per year (“Mtpa”) throughput. Continued exploration success in 2022 resulted in the addition of 5.6 million ounces of gold in mineral reserves to 20.7 million ounces of gold (850.4. million tonnes grading 0.76 g/t gold) and 3.2 million ounces in measured and indicated mineral resources to 18.5 million ounces of gold (731.5 million tonnes grading 0.79 g/t gold) compared to December 31, 2021. In 2023, exploration is expected to focus on extending mineralization to the west and establishing an initial underground mineral resource in order to support potential underground mining operations. Later in 2023, the Company expects to provide an update on the pathway to potentially increase production to one million ounces of gold per year

•	Odyssey Project – Underground development remains on schedule with initial production and start of shaft sinking expected in March 2023. Delineation drilling of the internal zones at Odyssey South in 2022 showed potential to add production in 2024 to 2026. Exploration in 2023 is expected to focus on further testing of the internal zones, expanding the East Gouldie Zone to the east and west and mineral resource conversion. Drilling will also be carried out to test other near surface and underground opportunities to leverage excess mill capacity and infrastructure

•	Optimization of assets and capital infrastructure, including excess mill capacity in the Abitibi region of Quebec – At Canadian Malartic, the Company expects to have up to 40,000 tonnes per day (“tpd”) of excess mill capacity starting in 2028. At the LaRonde Complex, the Company could have up to 2,000 tpd of excess mill capacity at the LaRonde Zone 5 (“LZ5”) mill circuit starting in the second quarter of 2023. By maximizing the mill throughput in the region, the Company believes there is potential to increase future gold production at lower capital costs and a reduced environmental footprint, which could also be beneficial to facilitating the permitting process. Additional production could begin at approximately 20,000 ounces in 2024 which will use this excess capacity and has the potential to increase up to approximately 500,000 ounces of gold per year by 2030. Potential future sources of ore could include:

•	Macassa near surface deposits and the Amalgamated Kirkland (“AK”) deposit
•	Upper Beaver and other Kirkland Lake satellite deposits
•	Wasamac project

•	Gold production guidance shows 7% estimated growth through 2025 when compared to 2022 gold production – Annual payable gold production is forecast to grow from 3.28 million ounces in 2022 (full-year basis) to an expected range of approximately 3.40 to 3.60 million ounces in 2025. Payable gold production for 2023 is forecast to be approximately 3.24 to 3.44 million ounces (substantially unchanged from prior three-year guidance issued on February 23, 2022 (“Previous Guidance”)). The Company’s 2023 production and costs guidance assumes 50% ownership of Canadian Malartic for the first three months of 2023 and 100% ownership for the last nine months of the year. The addition of nine months of 100% production from Canadian Malartic and improvements in Amaruq’s production profile compared to Previous Guidance are offset by revisions to the mine plans at LaRonde, Fosterville, Kittila and Pinos Altos. Payable gold production is expected to increase to approximately 3.35 to 3.55 million ounces in 2024 and 3.40 to 3.60 million ounces in 2025. There is potential to add between 30,000 to 80,000 ounces of annual gold production starting in 2023, subject to the resolution of permits and noise restrictions at Kittila and Fosterville, respectively

•	Unit cost forecasts reflect the expectation of inflationary cost pressures in 2023 and lower costs in 2024 and 2025 – Total cash costs per ounce and AISC per ounce in 2023 are forecast to be $840 to $890 and $1,140 to $1,190, respectively. This compares to the Previous Guidance range of $725 to $775 and $1,000 to $1,050, respectively. The expected cost increases in 2023 are mostly related to inflationary pressures on labour, electricity, fuel and consumables. The Company expects some easing on input costs to occur later in 2023 and, combined with increased gold production, unit costs are expected to be lower in 2024 and 2025

•	2023 capital expenditures are forecast to be in line with 2022 – Capital expenditures in 2023 (excluding capitalized exploration) are forecast to be approximately $1.42 billion, which is in line with Previous Guidance of $1.41 billion. Development capital expenditures[5] are forecast to decrease to approximately $616.0 million in 2023, as a result of the substantial completion of several major development projects in 2022. Sustaining capital expenditures[5] are forecast to increase to $799.6 million in 2023, as a result of additional capital expenditures at Canadian Malartic (which includes 100% ownership for the last 9 months of 2023), higher deferred stripping costs at Detour Lake and Amaruq and overall inflationary cost pressures

5 Sustaining capital expenditures and development capital expenditures are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. See “Note Regarding Certain Measures of Performance” and “Reconciliation of Non-GAAP Performance Measures – Reconciliation of Sustaining Capital Expenditures to Consolidated Statements of Cash Flow.”

•	Pipeline projects continue to advance – The Company has a number of advanced stage projects in the pipeline and the current focus is on how to advance these projects to production in a cost efficient and environmentally friendly manner. Highlights include:

•	AK and Near Surface Deposits at Macassa – These deposits are accessible from an existing surface ramp at Macassa. Production from the Near Surface deposits are expected to begin in 2023. Production from the AK deposit could potentially begin in 2024. Alternatives to process these ores at the LaRonde Complex, which is approximately 130 kilometres away, and avoid capital costs associated with a mill expansion at Macassa are under review. Average annual production from these two deposits could potentially be 20,000 to 40,000 ounces of gold, commencing in 2024

•	Upper Beaver Project – Upper Beaver has the potential to be a low-cost mine with the Company modelling scenarios with annual production of 150,000 to 200,000 ounces of gold with moderate capital outlays. The Company believes initial production could potentially commence in 2029. Processing scenarios with the potential to reduce initial capital costs are being evaluated, including transporting the ore to the Canadian Malartic mill for processing. An updated technical evaluation of the project is expected to be completed in late 2023

•	Wasamac Project – The Wasamac property will be acquired as part of the Yamana Transaction and contains historical mineral reserves of 2.2 million ounces of gold. The Company believes this has the potential to be an underground bulk mining operation with production of up to 200,000 ounces of gold per year. The Company is reviewing technical aspects of the project with a focus on ore processing at the Canadian Malartic mill, which is expected to reduce the project footprint and capital cost. An internal evaluation of the project is expected in the fourth quarter of 2023

•	Hope Bay Project – Drilling in 2022 confirmed the potential to upgrade and expand mineral resources at Doris. Exploration in 2023 will primarily shift to the Madrid deposit to further expand the mineral resources with a focus on defining areas of higher-grade mineralization. Work continues on evaluating larger production scenarios (targeting 350,000 to 400,000 ounces of gold per year)

•	A quarterly dividend of $0.40 per share has been declared

“From a safety and operational standpoint, 2022 was another strong year as we had our best safety performance in our 66 year history, we met production forecasts and managed our costs in a highly inflationary environment,” said Ammar Al-Joundi, Agnico Eagle’s President and Chief Executive Officer. “It was a transformational year for Agnico Eagle. The merger with Kirkland Lake Gold and the pending acquisition of Yamana’s Canadian assets will result in the consolidation of the Abitibi Gold Belt, one of the best gold regions in the world, and positions us well to continue to grow and create value for all our stakeholders for years to come. In 2023, our focus will be on optimizing and growing Detour Lake and Canadian Malartic and on establishing a plan to capitalize on existing infrastructure, including our excess mill capacity, in the Abitibi region of Quebec, with the potential to produce up to 500,000 ounces of gold per year by the end of the decade,” added Mr. Al-Joundi.

This release contains:

•	Fourth Quarter 2022 Financial and Production Results
•	Dividend Record and Payment Dates for the First Quarter of 2023
•	Updated Three-Year Guidance Plan
•	Update on Key Value Drivers
•	Mineral Reserves and Mineral Resources as at December 31, 2022
•	An Update on Pending Transactions
•	A Discussion on Operational Results
•	Appendix with Detailed Mineral Reserve and Mineral Resource Tables

Fourth Quarter 2022 Results Conference Call and Webcast Tomorrow

Agnico Eagle’s senior management will host a conference call on Friday, February 17, 2023 at 9:00 AM (E.S.T.) to discuss the Company’s fourth quarter and full year 2022 financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via URL Entry:

To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/3jHI5k7 to receive an instant automated call back.

You can also dial direct to be entered to the call by an Operator (see “Via Telephone” below).

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-764-8659 or toll-free 1-888-664-6392. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-764-8677 or toll-free 1-888-390-0541, access code 091417#. The conference call replay will expire on March 17, 2023.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Fourth Quarter 2022 Financial and Production Results

In the fourth quarter of 2022, net income was $205.0 million ($0.45 per share). This result includes the following items (net of tax): derivative gains on financial instruments of $76.9 million ($0.17 per share), an impairment charge at the La India mine (further details below) of $52.7 million ($0.13 per share), foreign currency translation gains on deferred tax liabilities of $22.3 million ($0.05 per share), non-cash foreign currency translation losses of $10.3 million ($0.02 per share), insurance losses of $6.5 million ($0.01 per share), reclamation adjustments of $6.5 million ($0.01 per share), and various other adjustment losses of $3.6 million ($0.01 per share).

Excluding the above items would result in adjusted net income6 of $185.4 million or $0.41 per share for the fourth quarter of 2022. For the fourth quarter of 2021, the Company reported net income of $101.4 million ($0.41 per share).

6 Adjusted net income and adjusted net income per share are non-GAAP measures that are not standardized financial measures under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to net income and net income per share see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance”.

Included in the fourth quarter of 2022 net income, and not adjusted above are a non-cash stock option expense of $3.2 million ($0.01 per share).

The impairment at the Company’s La India mine is primarily due to the depletion of the mineral resource as production winds down over the next two years as the project nears the end of its life, combined with rising input costs due to inflationary pressures. The Company is also assigning less value to the adjacent La Chipriona project as a result of higher estimated costs to build and operate the project.

In the full year 2022, the Company reported net income of $670.2 million ($1.53 per share). This compares with the full year 2021, when net income was $561.9 million ($2.31 per share).

For financial reporting purposes, the merger between Agnico Eagle and Kirkland Lake Gold Ltd. (the “Merger”) was determined to be a business combination with Agnico Eagle identified as the acquirer. As a result, the purchase consideration was allocated to the identifiable assets and liabilities of Kirkland Lake Gold based on their fair values as of February 8, 2022 (the “Purchase Price Allocation”) and was finalized in the fourth quarter of 2022.

Upon closing of the Merger, under the Purchase Price Allocation, any gold inventory held by Kirkland Lake Gold on February 8, 2022 was revalued at the forecast gold price in the period the inventory was expected to be sold. The revalued inventory sold during the fourth quarter of 2022 resulted in additional production costs of approximately $2.6 million ($1.8 million after tax) during the quarter. The revalued inventory sold during the full year 2022 resulted in additional production costs of approximately $158.5 million ($109.8 million after tax). Given the extraordinary nature of the fair value adjustment on inventory related to the Merger, this non-cash adjustment, which increased the cost of inventory sold during the quarter and the year, was normalized from net income and net income per share and adjusted out of the total cash costs per ounce and AISC in the fourth quarter and full year 2022.

The increase in net income in the fourth quarter of 2022 compared to the prior-year period is primarily due to higher mine operating margins7 (from higher sales volumes following the Merger) and gains from derivative financial instruments, partially offset by higher amortization, exploration and general and administrative expenses from the inclusion of the Detour Lake, Fosterville and Macassa mines and the impairment on the La India mine.

The increase in net income in the full year 2022 compared to the prior-year period is primarily due to higher mine operating margins (from higher sales volumes following the Merger). The overall increase in net income was partially offset by higher exploration and amortization costs due to the inclusion of the Detour Lake, Fosterville and Macassa mines, higher general and administrative costs, realized losses on foreign exchange hedges and other expenses and care and maintenance costs.

In the fourth quarter of 2022, cash provided by operating activities was $380.5 million ($485.5 million before changes in non-cash components of working capital), compared to the fourth quarter of 2021 when cash provided by operating activities was $262.1 million ($336.6 million before changes in non-cash components of working capital).

The increase in cash provided by operating activities (before changes in non-cash components of working capital) in the fourth quarter of 2022, compared to the prior-year period, is primarily due to higher sales volumes following the Merger, partially offset by lower realized metal prices.

In the full year 2022, cash provided by operating activities was $2,096.6 million ($2,115.9 million before changes in non-cash components of working capital), compared to the full year 2021 when cash provided by operating activities was $1,345.3 million ($1,626.5 million before changes in non-cash components of working capital). A non-cash fair value adjustment on inventory related to the Merger of $158.5 million was included in production costs and, as a result, was included in cash provided by operating activities before changes in non-cash components of working capital for the full year 2022. The non-cash fair value adjustment on inventory was then reversed through changes in non-cash components of working capital. Excluding the non-cash fair value adjustment on inventory of $158.5 million, cash provided by operating activities before changes in non-cash components of working capital was $2,274.4 million in the full year 2022. The Company believes this non-GAAP measure is useful to form a comparison of cash provided by operating activities between periods.

The increase in cash provided by operating activities in the full year 2022, compared to the prior-year period, is primarily due to higher net income driven by higher sales volumes following the Merger. This included non-recurring costs related to the Merger of $35.3 million in transaction costs and $59.7 million in severance costs.

7 Operating margin is a non-GAAP measure that is not a standardized measure under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to net income see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance”.

In the fourth quarter of 2022, the Company’s payable gold production was 799,438 ounces. This compares to quarterly payable gold production of 501,932 ounces in the prior-year period. In the full year 2022, the Company’s gold production was a record 3,135,007 ounces. Including the entire full year’s production from the pre-Merger Kirkland Lake Gold mines, total gold production in the full year 2022 was 3,280,731 ounces. This compares to payable gold production of 2,086,405 ounces in the full year 2021, which included 24,057 ounces and 1,956 ounces of pre-commercial production of gold at the Tiriganiaq open pit at Meliadine and Amaruq underground project, respectively.

Gold production in the fourth quarter of 2022 and the full year 2022, when compared to the prior-year periods, was higher primarily due to the inclusion of the production from the Detour Lake, Fosterville and Macassa mines. This was partially offset by the cessation of gold production in 2022 at Hope Bay following the Company’s decision to dedicate the infrastructure at Hope Bay to exploration activities and lower production at the Company’s Pinos Altos mine, Kittila mine and the LaRonde Complex.

Production costs per ounce in the fourth quarter of 2022 were $834, compared to $934 in the prior-year period. Total cash costs per ounce in the fourth quarter of 2022 were $863, compared to $814 in the prior-year period.

Production costs per ounce in the full year 2022 were $843, compared to $861 in the prior-year period. Total cash costs per ounce in the full year 2022 were $793, compared to $770 in the prior-year period. Including the entire full year’s production from the pre-Merger Kirkland Lake Gold mines, total cash costs per ounce in the full year 2022 were $780, slightly above the top end of the cost guidance announced in February 2022.

In the fourth quarter and full year 2022, production costs per ounce decreased when compared to the prior-year period primarily as a result of the combination of operations following the Merger. A detailed description of the minesite costs per tonne at each mine is set out below. In the fourth quarter and full year 2022, total cash costs per ounce increased when compared to the prior year period primarily due to realized losses on foreign exchange hedges in 2022 and lower by-product revenues from the LaRonde mine and Pinos Altos mine.

AISC per ounce in the fourth quarter of 2022 were $1,231, compared to $1,136 in the prior-year period. AISC per ounce in the full year 2022 were $1,109, compared to $1,059 in the prior-year period. Including the entire full year’s production from the pre-Merger Kirkland Lake Gold mines, AISC per ounce in the full year 2022 were $1,090, above the top end of the cost guidance of $1,050 announced in February 2022.

AISC per ounce in the fourth quarter of 2022 and full year 2022 increased when compared to the prior-year periods primarily due to higher sustaining capital expenditures and lower by-product metal revenues from lower production volumes.

Emphasis on Capital Management and Returns to Shareholders

Cash and cash equivalents decreased to $658.6 million at December 31, 2022, from the September 30, 2022 balance of $821.8 million, primarily due to the increase in payments to suppliers related to the completion of the sealift season in Nunavut and the timing of capital projects which were weighted to the fourth quarter of 2022. As of December 31, 2022, the outstanding balance on the Company’s unsecured revolving bank credit facility was nil, and available liquidity under this facility was approximately $1.2 billion, not including the uncommitted $600.0 million accordion feature.

In April 2022 and July 2022, the Company repaid $125.0 million and $100.0 million, respectively of senior notes with available cash, reducing the Company’s indebtedness and demonstrating its commitment to maintaining a strong investment grade balance sheet. At December 31, 2022, the Company’s net debt8 totaled $683.4 million.

In addition to the quarterly dividend, the Company contributed to shareholder returns through its normal course issuer bid (“NCIB”). In the fourth quarter of 2022, under the NCIB, the Company repurchased 117,300 common shares for $5.0 million. In the full year 2022, under the NCIB, the Company repurchased 1,569,620 common shares for $69.9 million. NCIB permits the Company to purchase up to $500.0 million of its common shares (up to a maximum of 5% of its issued and outstanding common shares). Purchases under the NCIB may continue for up to one year from the commencement day of May 4, 2022.

Approximately 52% of the Company’s 2023 estimated Canadian dollar exposure is hedged at an average floor price above 1.31 C$/US$. Approximately 27% of the Company’s remaining 2023 estimated Euro exposure is hedged at an average floor price of approximately 1.03 US$/EUR. Approximately 30% of the Company’s remaining 2023 estimated Australian dollar exposure is hedged at an average floor price above 1.45 A$/US$. Approximately 30% of the Company’s remaining 2023 estimated Mexican peso exposure is hedged at an average floor price above 20.70 MXP/US$. The Company’s full year 2023 cost guidance is based on assumed exchange rates of 1.32 C$/US$, 20.00 MXP/US$, 1.10 US$/EUR and 1.40 A$/US$.

8 Net debt is a non-GAAP measure that is not a standardized measure under the financial reporting framework used to prepare the Company’s financial statements. For a reconciliation to long-term debt see “Reconciliation of Non-GAAP Financial Performance Measures” below. See also “Note Regarding Certain Measures of Performance”

Including the diesel purchased for the Company’s Nunavut operations on the 2022 sealift (that had not been consumed as at June 2023), approximately 42% of the Company’s diesel exposure for 2023 is hedged at an average price of $0.86 per litre which will help reduce the Company’s exposure to diesel price volatility in 2023. In 2022, the Company’s hedge program was effective and realized approximately $14.4 million in hedging gains related to fuel. These hedges have partially mitigated the effect of inflationary pressures to date and are expected to provide some protection against inflation going forward.

The Company will continue to monitor market conditions and anticipates continuing to opportunistically add to its operating currency and diesel hedges to strategically support its key input costs. Current hedging positions are not factored into 2023 and future guidance.

Dividend Record and Payment Dates for the First Quarter of 2023

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.40 per common share, payable on March 15, 2023 to shareholders of record as of March 1, 2023. Agnico Eagle has declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for the 2023 Fiscal Year

Record Date	Payment Date
March 1, 2023*	March 15, 2023*
June 1, 2023	June 15, 2023
September 1, 2023	September 15, 2023
December 1, 2023	December 15, 2023

*Declared

Dividend Reinvestment Plan

See the following link for information on the Company’s dividend reinvestment plan: Dividend Reinvestment Plan

Capital Expenditures

In the fourth quarter of 2022, capital expenditures (including sustaining capital expenditures) were $434.4 million and capitalized exploration expenditures were $22.8 million, for a total of $457.2 million. For the full year 2022, capital expenditures (including sustaining capital expenditures) were $1,414.8 million and capitalized exploration expenditures were $122.1 million, for a total of $1,536.9 million. Capital expenditures were higher than forecast in the fourth quarter of 2022 primarily due to expenditures that were delayed in the first six months of the year. Total capital expenditures (including capitalized exploration) remained in line with guidance for the full year 2022.

The following table sets out capital expenditures (including sustaining capital expenditures) and capitalized exploration in the fourth quarter of 2022 and the full year 2022.

Capital Expenditures
(In thousands of U.S. dollars)

	Capital Expenditures*		Capitalized Exploration
	Three Months Ended	For the Year Ended	Three Months Ended	For the Year Ended
	December 31, 2022	December 31, 2022	December 31, 2022	December 31, 2022
Sustaining Capital Expenditures
LaRonde Complex	28,232	100,111	287	2,068
Canadian Malartic mine	18,858	69,137	—	—
Goldex mine	6,900	23,480	225	1,645
Detour Lake mine	58,546	214,060	—	—
Macassa mine	9,532	29,393	26	905
Meliadine mine	18,688	58,485	704	3,601
Meadowbank Complex	40,872	86,435	—	—
Hope Bay project	15	3,291	—	328
Fosterville mine	19,526	56,131	—	213
Kittila mine	13,403	43,803	1,100	4,996
Pinos Altos mine	8,133	25,664	200	837
La India mine	1,793	8,955	—	8
Total Sustaining Capital	$224,498	$718,945	$2,542	$14,601

Development Capital Expenditures
LaRonde Complex	18,657	72,020	—	—
Canadian Malartic mine	40,239	115,997	2,410	12,554
Goldex mine	16,433	35,136	1,276	3,944
Detour Lake mine	57,200	148,672	6,624	31,400
Macassa mine	18,802	70,468	9,196	21,707
Meliadine mine	25,949	90,859	(4,926)	2,949
Meadowbank Complex	(1,379)	8	—	—
Amaruq underground project	4,753	53,385	(1,760)	—
Hope Bay project	4,034	13,497	—	(328)
Fosterville mine	1,618	9,876	5,780	28,492
Kittila mine	15,237	50,315	681	2,449
Pinos Altos mine	6,682	26,749	—	—
La India mine	338	6,129	—	—
Other	1,339	2,792	951	4,284
Total Development Capital	$209,902	$695,903	$20,232	$107,451
Total Capital Expenditures	$434,400	$1,414,848	$22,774	$122,052

* Excludes capitalized exploration

Maintaining Strong Environmental, Social and Governance (“ESG”) Performance in 2022

The Company is committed to providing a safe place to work and to maintaining the high health and safety standards for its employees and contractors. The Company is proud to have achieved in 2022 its best global safety performance in its 66 year history.

Dedication to safety extends beyond the mine and into supporting our communities in times of need. In the fourth quarter of 2022, the Fosterville mine responded to the Victoria State Emergency Services request for assistance in Central Victoria, Australia when continuous heavy rainfall flooded local communities. Eighteen members of the Fosterville Emergency Response Team and 48 Fosterville employees volunteered to provide relief efforts through water rescue, sandbagging and evacuating residents in badly affected areas.

In the fourth quarter of 2022, the Company published its first dedicated Climate Action Report, summarizing the Company’s climate action strategy which is integrated with its business strategy and revolves around three strategic pillars: performance; pipeline; and people (for additional details with respect to the Company’s Climate Action Report, please see the Company’s news release dated November 28, 2022). The Company also announced an interim carbon reduction target of 30% of 2021 Scope 1 and Scope 2 greenhouse gas emissions by 2030 and is committed to be net-zero by 2050. The Company continues to evaluate technical and innovative solutions, such as employing technology to increase energy efficiency, reduce its dependence on fossil fuels and decarbonize operations. Recently, the Company was granted access by Environment and Climate Change Canada and Natural Resources Canada to up to C$35 million in funding to advance ESG initiatives.

The Company is committed to contributing to our communities. Fourth quarter 2022 highlights include:

•	Fosterville – The Company pledged A$750,000 in funding to support the repairs to restore the Rochester Recreation Reserve

•	Goldex – In collaboration with Meglab, a pink electric sub-station was installed as part of the #minerose initiative to support the Quebec Breast Cancer Foundation

•	Nunavut – The Company sponsored a career day for high school students in Baker Lake, Nunavut, and invited Mining Matters. The day included educational and career awareness sessions focused on the mining industry, followed by an evening social event for all community members

•	Quebec and Ontario – The Company donated more than C$8.2 million in the fourth quarter of 2022 to local Northern Ontario community organizations as well as First Nations to support their development priorities, including C$4.0 million to Blanche River Health (previously announced by Kirkland Lake Gold in November 2021) for a number of projects, including the redevelopment of the Kirkland Lake site’s Emergency Department, C$2.0 million to Matachewan First Nation to support the building of a new Health Centre, C$667,500 to Taykwa Tagamou Nation to support the building of a new Youth Centre, more than C$225,000 to support house league hockey in Northern Ontario and more than C$125,000 to Northern Ontario Food Banks

The Company’s ESG practices and contributions to the local communities continued to be recognized by several organizations in the fourth quarter of 2022. The following awards were received by the Company’s operations:

•	The Mining Association of Canada awarded Meadowbank Silver Level recognition, and both LaRonde and Kittila Bronze Level recognition, with Towards Sustainable Mining (TSM) Leadership Awards

•	Creston Mascota was awarded the Silver Helmet in the category of Open Pit Mining (up to 500 workers) by the Mexico Mining Chamber for the second time, bringing Agnico Eagle Mexico’s total Silver Helmet award count to eight

•	The Fosterville Emergency Response Team excelled at the Victorian Mine Rescue Competition and were awarded the Mates in Mining Award

•	Macassa was awarded the 2022 Best in Business Award by the Kirkland Lake Chamber of Commerce for their commitment to the community and contributing to the economic development of Kirkland Lake

•	The Pinos Altos Mine Rescue Team Águilas Doradas (the “Golden Eagles”) competed with distinction at the 16th Annual National Competition for Underground Mine Rescue, having placed second in the Benchman BG-4 Test and third in the HAZMAT Test

2023 to 2025 Guidance Estimates 7% Growth Over 2022 Gold Production; Unit Costs for 2023 Affected by Inflation but Expected to Decline in 2024 and 2025

The Company is announcing its detailed production and cost guidance for 2023 and mine by mine production forecasts for 2023 through 2025. Gold production for 2023 is now forecast to be approximately 3.24 to 3.44 million ounces, in line with Previous Guidance. The 2023 gold production forecast assumes 50% ownership Canadian Malartic for the first three months of 2023 and of 100% ownership for the last nine months of the year (an update on the Yamana Transaction is provided below). The additional production from Canadian Malartic, combined with improvements in Amaruq’s production profile, are offset by revisions to the mine plans at LaRonde, Fosterville, Kittila and Pinos Altos as discussed below.

Gold production is forecast to increase by approximately 7% through 2025 based on mid-point estimates when compared to 2022 gold production of 3,280,731 ounces. Gold production is forecast to be approximately 3.35 to 3.55 million ounces of gold in 2024 and 3.40 to 3.60 million ounces of gold in 2025.

The current production guidance reflects lower throughput at Kittila and Fosterville when compared to the Previous Guidance due to permitting issues and noise restrictions, respectively. At Kittila, in the event the permit issue is resolved favourably and throughput can return to 2.0 Mtpa later in 2023, approximately 30,000 ounces of gold could be added to the production forecast in each of 2023, 2024 and 2025 (see the Kittila operating section below for additional details). At Fosterville, in the event the operating constraints related to low frequency noise are lifted, approximately 50,000 ounces of gold could be added to the production forecast in each of 2023 and 2024 (see the Fosterville operating section below for additional details). In addition, the Company is evaluating the potential to process ore from the AK deposit at the LZ5 mill circuit of the LaRonde Complex starting as early as 2024, which could contribute approximately 20,000 to 40,000 ounces per year to the production forecast in 2024 and 2025 (see the Update on Key Value Drivers section below for additional details).

Total cash costs per ounce in 2023 are expected to be between $840 and $890. The higher costs, when compared to Previous Guidance of between $725 to $775, are largely a result of lower production at LaRonde, Fosterville, Kittila and Pinos Altos, as discussed below, and what the Company expects to be inflationary pressures on labour, electricity, fuel and consumables. The Company expects some easing on input costs to occur later in 2023 and, combined with increased gold production, unit costs are expected to decline in 2024 and 2025. The Company remains focused on reducing costs through productivity improvements and innovation initiatives at all of its operations and the realization of operational synergies not currently factored into the cost guidance.

AISC per ounce in 2023 are expected to be between $1,140 and $1,190. The higher costs, when compared to Previous Guidance of between $1,000 and $1,050, are largely a result of higher total cash costs per ounce and slightly higher capital expenditures. AISC per ounce are expected to decline in 2024 and 2025.

Updated Three-Year Guidance Plan

Mine by mine production and cost guidance for 2023, and mine by mine gold production forecasts for 2024 and 2025 are set out below. Opportunities to further optimize and improve gold production and unit cost forecasts from 2023 through 2025 continue to be evaluated.

Estimated Payable Gold Production (ounces)

	2022	2023		2024		2025
	Actual	Forecast Range		Forecast Range		Forecast Range
LaRonde Complex	356,337	265,000	285,000	270,000	290,000	300,000	320,000
Canadian Malartic Complex*	329,396	575,000	595,000	645,000	675,000	595,000	625,000
Goldex	141,502	130,000	140,000	125,000	135,000	120,000	130,000
Detour Lake**	651,182	675,000	705,000	685,000	715,000	725,000	755,000
Macassa**	180,833	205,000	225,000	255,000	275,000	295,000	315,000
Abitibi Gold Belt	1,659,250	1,850,000	1,950,000	1,980,000	2,090,000	2,035,000	2,145,000
Meliadine	372,874	355,000	375,000	360,000	380,000	370,000	390,000
Meadowbank Complex	373,785	410,000	430,000	470,000	490,000	485,000	505,000
Nunavut	746,659	765,000	805,000	830,000	870,000	855,000	895,000
Fosterville**	338,327	295,000	315,000	230,000	250,000	200,000	220,000
Kittila	216,947	190,000	210,000	200,000	220,000	200,000	220,000
Pinos Altos	99,152	80,000	90,000	95,000	100,000	110,000	120,000
La India	74,672	60,000	70,000	15,000	20,000	—	—
Total Gold Production	3,135,007	3,240,000	3,440,000	3,350,000	3,550,000	3,400,000	3,600,000

* Forecast for Canadian Malartic assumes 50% ownership of Canadian Malartic for the first three months of 2023 and of 100% ownership for the last nine months of the year.

** 2022 production at Detour Lake, Macassa and Fosterville is for the period from February 8, 2022 to December 31, 2022.

Total cash costs per ounce on a by-product basis of gold produced ($ per ounce):

	2022	2023*
	Actual	Forecast
LaRonde Complex	$703	$923
Canadian Malartic Complex	787	873
Goldex	765	786
Detour Lake	657	707
Macassa	683	761
Abitibi Gold Belt	705	801
Meliadine	863	850
Meadowbank Complex	1,210	1,315
Nunavut	1,037	1,099
Fosterville	378	457
Kittila	980	950
Pinos Altos	1,249	1,168
La India	1,056	1,147
Weighted Average Total	$793	$865

*Forecast total cash costs per ounce are based on the mid-point of 2023 production guidance as set out in the table above.

Currency and commodity price assumptions used for 2023 cost estimates and sensitivities are set out in the table below:

Currency and commodity price assumptions used for 2023 cost estimates and sensitivities

Commodity and currency price assumptions		Approximate impact on total cash costs per ounce basis
C$/US$	1.32	10% change in C$/US$		$50.0
US$/EUR	1.10	10% change in US$/EUR		$6.0
MXP/US$	20.00	10% change in MXP/US$		$2.0
A$/US$	1.40	10% change in A$/US$		$4.0
Diesel ($/ltr)	$0.93	10% change in diesel price		$9.0
Silver ($/oz)	$22.00	10% change in silver price	$	<1
Copper ($/lb)	$4.00	10% change in copper price	$	<1
Zinc ($/lb)	$1.40	10% change in zinc price	$	<1

Depreciation Guidance

Agnico Eagle expects 2023 depreciation and amortization expense to be between $1.36 and $1.41 billion.

The estimated 2023 depreciation and amortization expense has considered preliminary fair value allocation to the assets expected to be acquired as part of the Yamana Transaction, however, the estimate is subject to change based on the finalization of the Purchase Price Allocation, which will take place within the twelve months following the acquisition date.

General & Administrative Cost Guidance

Agnico Eagle expects 2023 general and administrative expenses to be between $130 and $140 million, excluding share-based compensation. In 2023, share based compensation expense is expected to be between $45 and $55 million (including non-cash stock option expense of between $5 and $10 million).

Other Cost Guidance

In 2023, Agnico Eagle expects additional expenses of between $35 to $40 million related to site maintenance costs at Hope Bay, the Holt mining complex and Northern Territory in Australia and other expenses of approximately $10 to $15 million related to sustainable development activities in the Abitibi region of Quebec.

Tax Guidance

For 2023, the Company expects its effective tax rates to be:

Canada – 35% to 40%

Mexico – 35% to 40%

Australia – 30%

Finland – 20%

The Company's overall effective tax rate is expected to be approximately 35 - 40% for the full year 2023.

Updated Three Year Operational Guidance Plan

Since the Previous Guidance, there have been several operating developments resulting in changes to the updated three-year production profile. Descriptions of these changes are set out below.

ABITIBI REGION, QUEBEC

LaRonde Complex Forecast	2022	2023	2024	2025
Previous Guidance (mid-point) (oz)	380,000	382,500	382,500	n.a.
Current Guidance (mid-point) (oz)	356,337 (actual)	275,000	280,000	310,000

LaRonde Complex Forecast 2023	Ore Milled ('000 tonnes)		Gold (g/t)	Gold Mill Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)
	2,547		3.59	93.6%	9.92	72.3%
	Production and Minesite Costs per Tonne (C$)[9]		Zinc (%)	Zinc Mill Recovery (%)	Copper (%)	Copper Mill Recovery (%)
	C$	150.00	0.47%	71.4%	0.13%	76.5%

At the LaRonde Complex, the expected reduction in gold production in 2023 and 2024 as compared to Previous Guidance is primarily due to the change in development plans and the transition to pillarless mining as discussed below.

New Mining Plan Adopted at the LaRonde Complex to Maintain Operational Flexibility and Ensure Longer-Term Production of 300,000 to 325,000 Ounces of Gold per Year

The LaRonde Complex consists of the LaRonde mine and the LZ5 mine. In the Previous Guidance, the Company anticipated that approximately 5,000 tpd of ore would be extracted from the LaRonde mine and between 3,200 to 3,400 tpd of ore would be extracted from the LZ5 mine, supporting an overall gold production estimate of approximately 380,000 ounces per year.

9 Minesite costs per tonne is a non-GAAP measure that does not have a standardized meaning under the financial reporting framework used to prepare the Company's financial statements. For a reconciliation to production costs see "Reconciliation of Non-GAAP Performance Measures" below. See also “Note Regarding Certain Measures of Performance”

The LaRonde mine consists of the East and West mines. The mining at both mines extends below three kilometres from surface where the in-situ stress contributes to influence the ground conditions surrounding the excavations. Seismicity is a significant aspect of the operation and it requires a team of rock mechanics experts to manage the seismic related challenges. Site-specific expertise in mitigating seismic risk has been developed by the Company over several years of operations at LaRonde. Their objective remains to address the seismic risk by continuously improving mitigation measures to keep a safe work environment while maintaining reasonable production rates. These mitigation measures include non-entry protocols, dynamic ground support and, increasingly, remote operation from surface.

The mining sequence is also a key mitigation factor to attempt to push the stress away from the orebody to reduce the seismic risk. For the lower levels at the LaRonde mine, the transverse open stoping method, combined with a primary-secondary stope mining sequence, is almost exclusively used to address the deep and high stress conditions. In the primary-secondary stope mining sequence, primary stopes are mined out first and backfilled with pastefill, leaving secondary stopes as temporary pillars. Secondary stopes are mined once the pastefill in the primary stopes has cured. Secondary stopes are backfilled with waste rock or pastefill.

With the deepening of the mine, the Company has determined that a change in mining sequence in the East mine is required to attempt to reduce the stress levels on the secondary stopes, reduce seismic risk and promote sustainability of the operation in the long run. Rather than a primary-secondary stope sequence, stopes will now be mined sequentially to remove the usage of temporary pillars. This mining sequence is referred to as "pillarless" mining. In addition, the design of the ramp in the East mine has been adjusted to be further away from the geological structures. The pillarless mining, combined with an adjusted development plan, results in a longer cycle time to extract stopes, resulting in a reduced mining rate.

The current guidance reflects the change in the mining rate at LaRonde mine. Overall gold production at the LaRonde Complex in 2023 and 2024 is now forecast to be approximately 275,000 ounces and 280,000 ounces respectively. Gold production is expected to increase to 310,000 ounces in 2025 and reach an annual run-rate of approximately 325,000 ounces per year in 2026.

Further details will be provided in an updated National Instrument 43-101– Standards of Disclosure for Mineral Projects ("NI 43-101") report for the LaRonde Complex, which is expected to be filed in the first quarter of 2023.

With the anticipated reduction in throughput from the LaRonde mine, the Company is evaluating options to leverage the excess LaRonde mill capacity as set out in the Update on Key Value Drivers section of this news release below.

The Company is also evaluating the potential to increase the mining rate at the LZ5 mine up to 4,000 tpd and to potentially bring new sources of ore into production, including the LZ5 deep, LR11-3 Zone, Ellison and Fringe zones.

Exploration development activities are now focused on extending the exploration drift on level 215 by an additional 1,060 metres to the west, with drilling expected to start approximately mid-year 2023. The focus will be on exploring for new mineralized zones and extensions to areas previously mined on the Bousquet property.

The Company believes the LaRonde Complex will remain a significant contributor to its business in the long term.

Canadian Malartic Complex Forecast	2022	2023	2024	2025
Previous Guidance (mid-point) (oz)	320,000	330,000	340,000		n.a.
Current Guidance (mid-point) (oz)	329,396 (actual)	585,000	660,000		610,000

Canadian Malartic Complex Forecast 2023	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)		Production and Minesite Costs per Tonne (C$)
	16,175	1.24	90.7%	C$	42.30

Production from the Odyssey mine is expected to commence in March 2023, with the mined ore to be processed at the Canadian Malartic mill. The Canadian Malartic mine and the Odyssey mine will now form the Canadian Malartic Complex (the "Canadian Malartic Complex") in 2023. References to the Canadian Malartic Complex in this news release refers to forward looking information.

At the Canadian Malartic Complex, the expected increase in gold production as compared to Previous Guidance is a result of the Yamana Transaction, which the Company expects to close in March 2023. Accordingly, the Company's 2023 production and cost guidance assumes 50% ownership of Canadian Malartic for the first three months of 2023 and of 100% ownership for the last nine months of the year and full year 2024 and 2025.

In 2023, production is expected to be sourced from the Canadian Malartic pit, the Barnat pit and the Odyssey mine, complemented by ore from the low grade stockpiles. The Canadian Malartic pit is expected to be completed late in the first half of 2023. The Odyssey mine is forecast to gradually ramp-up production in 2023, with an expected start in March 2023. The Odyssey mine is expected to contribute approximately 50,000 ounces of gold in 2023 and 80,000 ounces of gold in 2024 and 2025 to Canadian Malartic Complex payable production.

The mill throughput is forecast to remain at approximately 51,500 tpd (100% basis) in 2023. With the depletion of the Canadian Malartic pit in 2023 and the transition to in-pit tailings disposal in the second half of 2024, the Company is evaluating opportunities to further increase the mill throughput up to 60,000 tpd (on a 100% basis).

Goldex Forecast	2022	2023	2024	2025
Previous Guidance (mid-point) (oz)	135,000	135,000	125,000		n.a.
Current Guidance (mid-point) (oz)	141,502 (actual)	135,000	130,000		125,000

Goldex Forecast 2023	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)		Production and Minesite Costs per Tonne (C$)
	2,802	1.68	89.2%	C$	50.00

At Goldex, the production forecast is essentially in line with Previous Guidance. In 2022, the Company commenced development activities at the Akasaba West project and expects to complete construction for production in early 2024. Akasaba West is expected to provide additional production flexibility to Goldex and is forecast to contribute approximately 12,000 ounces of gold per year to Goldex payable production starting in 2024.

ABITIBI REGION, ONTARIO

Detour Lake Forecast	2022		2023	2024	2025
Previous Guidance (mid-point) (oz)	715,000		715,000	715,000		n.a.
Current Guidance (mid-point) (oz)	732,572 (actual)	*	690,000	700,000		740,000

Detour Lake Forecast 2023	Ore Milled ('000 tonnes)		Gold (g/t)	Gold Mill Recovery (%)		Production and Minesite Costs per Tonne (C$)
	27,178		0.86	91.8%	C$	23.70

*Actual production reported for the complete twelve months of 2022 including the period prior of the closing of the Merger.

At Detour Lake, the production forecast is in line with the updated life of mine plan disclosed in the Company's news release dated July 27, 2022. The production profile reflects a steady progress on the mill optimization projects described in the Update on Key Value Drivers section of this press release below, with the mill throughput expected to reach 28.0 million tonnes per year in 2025.

Macassa Forecast	2022		2023	2024	2025
Previous Guidance (mid-point) (oz)	180,000		210,000	340,000		n.a.
Current Guidance (mid-point) (oz)	200,833 (actual)	*	215,000	265,000		305,000

Macassa Forecast 2023	Ore Milled ('000 tonnes)		Gold (g/t)	Gold Mill Recovery (%)		Production and Minesite Costs per Tonne (C$)
	389		17.62	97.7%	C$	555.70

*Actual production reported for the complete twelve months of 2022 including the period prior to closing of the Merger.

At Macassa, the production forecast in 2023 is in line with Previous Guidance. In 2024 and 2025, current guidance reflects a slower ramp-up of mining activities and a lower forecast gold grade, when compared to Previous Guidance. The slower ramp-up in 2024 is partly due to a re-evaluation of the development rate and mining sequence following the completion of Shaft #4 and the new ventilation system. The lower forecast gold grade is largely a result of slight adjustments to the resource model based on additional definition drilling to provide increased confidence for future mining. As the mining front advances from the core of the deposit towards its fringes, the mineralized structures tend to be thinner with more geological complexity, resulting in higher internal dilution and lower average gold grades.

With the updated mineral reserve estimate at year-end 2022 and the current development plan, the Company forecasts production from the deep mine (including the South Mine Complex and Main Break) after 2025 to remain approximately between 300,000 to 310,000 ounces of gold per year. This level of production is expected to largely fill the Macassa mill at approximately 1,650 tpd. An additional 20,000 to 40,000 ounces of gold could be mined from the AK deposit and Near-Surface deposits and potentially be trucked and processed at the LZ5 mill circuit at the LaRonde Complex. Overall, the Company believes that Macassa has the potential to be a 320,000 to 350,000 ounces of gold per year producer over the medium term.

In 2023, the Company will focus on exploration to the east of current mine infrastructure and along strike and to depth of the South Mine Complex and Main Break towards the previously producing Lake Shore mine. Part of this exploration program includes a new development drive on the 5800 level which will extend it approximately a kilometre eastwards from the Shaft #4 area and provide access for drilling into new portions of both structures and surrounding areas. Based on recent results and current interpretations, there appears to be good potential for new mineral resource and mineral reserve addition in this area.

NUNAVUT

Meliadine Forecast	2022	2023	2024	2025
Previous Guidance (mid-point) (oz)	370,000	380,000	380,000		n.a.
Current Guidance (mid-point) (oz)	372,874 (actual)	365,000	370,000		380,000

Meliadine Forecast 2023	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)		Production and Minesite Costs per Tonne (C$)
	1,716	6.86	96.4%	C$	239.30

At Meliadine, production forecast is slightly lower in 2023 and in 2024 when compared to Previous guidance, primarily due to a revision of the mining sequence, with increased ore being sourced from the lower grade Tiriganiaq open pit. The Phase 2 expansion is progressing as planned and mill throughput is expected to increase from 4,700 tpd to 6,000 tpd in the second half of 2024, resulting in expected higher gold production in 2025.

Meadowbank Complex Forecast	2022	2023	2024	2025
Previous Guidance (mid-point) (oz)	347,500	355,000	430,000		n.a.
Current Guidance (mid-point) (oz)	373,785 (actual)	420,000	480,000		495,000

Meadowbank Complex Forecast 2023	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)		Production and Minesite Costs per Tonne (C$)
	4,208	3.35	92.7%	C$	174.20

At the Meadowbank Complex, the production forecast is higher in 2023 and 2024 when compared to Previous Guidance. In 2022, the Company completed an internal evaluation to optimize the open pit to underground crossover point. This evaluation resulted in the decision to raise the pit bottom by approximately 30 metres and to increase the open pit mining rate to 37.0 Mtpa, in line with 2022 open pit performance. With these changes, the open pit stripping ratio was reduced in 2023 and 2024 and gold production was brought forward.

Amaruq underground is forecast to contribute approximately 100,000 ounces of gold in 2023, 2024 and 2025.

Each year, the caribou migration is factored into the Company's production plan. This migration can affect the ability to move materials on the road between Amaruq and Meadowbank and between Meadowbank and Baker Lake. Wildlife management is an important priority and the Company is working with Nunavut stakeholders to optimize solutions to safeguard wildlife and minimize production disruptions.

AUSTRALIA

Fosterville Forecast	2022		2023	2024	2025
Previous Guidance (mid-point) (oz)	400,000		375,000	247,500		n.a.
Current Guidance (mid-point) (oz)	383,327 (actual)	*	305,000	240,000		210,000

Fosterville Forecast 2023	Ore Milled ('000 tonnes)		Gold (g/t)	Gold Mill Recovery (%)		Production and Minesite Costs per Tonne (A$)
	695		14.04	97.2%	A$	280.50

*Actual production reported for the complete twelve months of 2022 including the period prior to the closing of the Merger.

At Fosterville, the lower production forecast in 2023 and 2024, when compared to Previous Guidance, is primarily due to primary ventilation operating restrictions related to the low frequency noise constraints. In November 2021, the Environmental Protection Authority of the Victorian Government determined that low frequency noise (in the range of 16-20Hz, below the level of normal human hearing) is being emitted by the surface primary fans at Fosterville and restricted the operation of these fans from midnight to 06:00 am. In 2022, he Company completed significant studies and test work to address the concerns and will continue to work towards a resolution in 2023. The Company expects to return to full operating capacity once the restrictions are lifted, which could contribute up to an additional 50,000 ounces of gold to the production forecast in 2023 and in 2024.

FINLAND

Kittila Forecast	2022	2023	2024	2025
Previous Guidance (mid-point) (oz)	242,500	250,000	240,000	n.a.
Current Guidance (mid-point) (oz)	216,947 (actual)	200,000	210,000	210,000

Kittila Forecast 2023	Ore Milled ('000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Production and Minesite Costs per Tonne (EUR)
	1,611	4.45	86.8%	€102.40

At Kittila, the lower production forecast in 2023 and 2024, when compared to Previous Guidance, is primarily due to a reduced mining rate. The current forecast contemplates operating under the 1.6 Mtpa operating permit while awaiting a final decision by the Supreme Administrative Court of Finland ("SAC") on the reinstatement of the 2.0 Mtpa operating permit. A decision from SAC is expected later in 2023. In the event the 2.0 Mtpa permit issue is resolved favourably and throughput can return to 2.0 Mtpa later in 2023, approximately 30,000 ounces of gold could be added to the annual production forecast in 2023, 2024 and 2025. Further details on the permitting situation at Kittila are provided in the Kittila operating section below.

MEXICO

Pinos Altos Forecast	2022	2023	2024	2025
Previous Guidance (mid-point) (oz)	127,500	127,500	127,500	n.a.
Current Guidance (mid-point) (oz)	96,522 (actual)	85,000	97,500	115,000

Pinos Altos Forecast 2023	Total Ore ('000 tonnes)	Gold (g/t)	Gold Recovery (%)
	1,478	1.89	94.7%
	Production and Minesite Costs per Tonne ($)	Silver (g/t)	Silver Mill Recovery (%)
	$82.00	41.6	50.3%

At Pinos Altos, the lower production forecast in 2023 and 2024, when compared to Previous Guidance, is largely due to a revision to the mining sequence and mining rate related to the poor ground conditions and increased ground support requirements in the Santo Niño and Cerro Colorado areas. The Company has also delayed the development of the Cubiro satellite deposit, which is now expected to start producing in the second half of 2024.

La India Forecast	2022	2023	2024	2025
Previous Guidance (mid-point) (oz)	82,500	70,000	22,500	n.a.
Current Guidance (mid-point) (oz)	74,672 (actual)	65,000	17,500	nil

La India Forecast 2023	Total Ore ('000 tonnes)	Gold (g/t)	Gold Recovery (%)
	4,489	0.66	68.2%
	Production and Minesite Costs per Tonne ($)	Silver (g/t)	Silver Recovery (%)
	$17.00	3.74	14.9%

At La India, the production forecast in 2023 and 2024 is slightly lower than the Previous Guidance, reflecting more conservative assumptions as the open pits near their end of life. The El Realito pit is expected to be mined out late in the fourth quarter of 2023. Gold production in 2024 is expected to come from the residual leaching of the heap leach pads.

Focused on Capital Discipline – 2023 Total Capital Expenditures are Forecast to be in line with 2022

Estimated capital expenditures (excluding capitalized exploration) for 2023 total approximately $1.42 billion, which includes approximately $799.6 million of sustaining capital expenditures at the Company's operating mines, approximately $616.0 million of development capital expenditures at the Company's growth projects. Estimated capitalized exploration for 2023 total approximately $123.4 million, which includes approximately $15.9 sustaining capitalized exploration and approximately $107.5 million of non-sustaining capitalized exploration, as set out in the table below.

The Company's total capital expenditure forecast for 2023 is in line with Previous Guidance of $1.41 billion of capital expenditures excluding capitalized exploration (which included $703.3 million of sustaining capital expenditures and $709.6 million of development capital expenditures) and capitalized exploration of $130.7 million (which includes $11.3 million of sustaining capitalized exploration and $119.4 million of non-sustaining capitalized exploration). The increase in sustaining capital expenditures when compared to Previous Guidance is largely due to the expected increase in ownership of Canadian Malartic to 100% as of the second quarter of 2023, increased deferred stripping at Detour Lake and Amaruq and overall inflationary cost pressures. The decrease in development capital expenditures when compared with Previous Guidance is a result of the substantial completion of several growth projects in 2022, including the dry stack tailings project at the LaRonde Complex, the start up of the Amaruq underground mine at the Meadowbank Complex, the Shaft #4 project at Macassa and the shaft and the nitrogen removal plant at Kittila.

Estimated 2023 Capital Expenditures
(In thousands of US dollars)

	Capital Expenditures		Capitalized Exploration
	Sustaining Capital	Development Capital	Sustaining	Non-Sustaining	Total
LaRonde Complex	$74,400	$54,700	$1,600	$—	$130,700
Canadian Malartic Complex	105,000	133,400	—	11,800	250,200
Goldex	20,600	57,900	1,000	2,600	82,100
Detour Lake	233,800	116,500	—	29,400	379,700
Macassa	49,100	89,800	2,600	29,900	171,400
Abitibi Gold Belt	482,900	452,300	5,200	73,700	1,014,100
Meliadine	62,500	113,300	5,600	9,100	190,500
Meadowbank Complex	107,400	—	—	—	107,400
Nunavut	169,900	113,300	5,600	9,100	297,900
Fosterville	53,700	17,700	1,000	19,800	92,200
Kittila	58,300	26,800	2,000	4,900	92,000
Pinos Altos	18,300	5,900	2,100	—	26,300
La India	—	—	—	—	—
Other	16,500	—	—	—	16,500
Total Capital Expenditures	$799,600	$616,000	$15,900	$107,500	$1,539,000

The Company is working towards maintaining an overall capital expenditures range of between $1.4 to $1.6 billion per year through 2025.

For additional detail on capitalized exploration, see the "2023 Exploration Program and Budget" section below.

Impact of Inflation on 2023 Guidance

Included in the 2023 cost guidance figures are several cost increases as a result of the inflation experienced in 2022. These include increases to labour, energy and reagents, including, for example:

•	At Kittila, the electricity price per megawatt-hour has increased over 180% year-over-year

•	The Company's expectation for the cost of diesel (set out in the "Updated Three-Year Guidance Plan" section above) has increased over 30% year-over-year

•	Labour costs, including both internal personnel and contractors, have seen a year-over-year increase, with the cost of employees increasing approximately 4.5% across the majority of the Company's operations

•	The cost of reagents, such as cyanide, have risen roughly 30% year-over-year

Procurement synergies, related to the Merger, have partially helped to offset some of the impacts of inflation. Procurement efforts have mostly been focused on Canada where the majority of the Company's operations are located, however, the Company still looks to unlock further procurement initiatives at operations in other regions. While the Company continues to monitor and maintain the flow of critical inputs and is overall positive on the continued improvement of global logistics, it has not forecast any significant reduction in input prices for 2023.

2023 Exploration Program and Budget – Continued Focus on Exploration Programs at Detour Lake and Canadian Malartic to Advance Two Significant Future Contributors to Mineral Reserve Growth; Large Exploration Programs at LaRonde Complex, Macassa, Meliadine, Amaruq, Fosterville, Kittila and Hope Bay

The Company has budgeted $328.4 million for exploration expenditures and project expenses in 2023, comprised of $142.6 million for expensed exploration, $123.4 million for capitalized exploration and $62.4 million in project studies and other expenses.

The Company's objective is to build on recent exploration success and identify additional mineral resources and convert mineral resources into mineral reserves. This is part of the strategy to develop the full potential of existing operations and key projects in the Company's pipeline.

A top priority of the 2023 exploration program is a major drilling campaign in the deeper, higher-grade portions of the Detour Lake deposit to assist in the study of a potential underground mining scenario and to improve understanding of the deposit in support of further optimization and potential expansion of the open pit. Other priorities in 2023 are the growth of the underground Odyssey project at Canadian Malartic and large exploration programs at the LaRonde Complex, Macassa, Meliadine, Amaruq, Fosterville, Kittila and Hope Bay.

At the LaRonde Complex, the Company expects to spend approximately $1.6 million for 13,200 metres of capitalized drilling and approximately $9.8 million for 43,000 metres of exploration drilling into targets, including Zone 20N East and West mines, Zone 3-1, Zone 3-4, Zone 4 and Zone 5, with the aim of adding new mineral reserves and mineral resources to extend expected mine life further into the 2030s. The planned work program includes further extension of the exploration drift on Level 215 by 1,060 metres to the west to provide drill platforms to test the vertical extensions of known zones on the Bousquet property and below the LZ5 deposit.

At Canadian Malartic, the Company expects to spend a total of approximately $21.8 million (50% basis for the first quarter of 2023 and 100% basis for the remaining quarters of 2023) for 164,000 metres of drilling (100% basis). Exploration at the Odyssey project includes $11.8 million for 102,000 metres of drilling with four objectives: continued drilling into East Gouldie to convert additional inferred mineral resources to indicated mineral resources towards the outer portions of the deposit; testing the immediate extensions of East Gouldie to the west and at shallower depths; continued conversion drilling into extensions of the Odyssey South deposit; and further investigation of Odyssey's internal zones.

Approximately $5.0 million is budgeted for 22,000 metres of exploration drilling mainly to complete a first phase of drilling at the adjacent Camflo property acquired by the Canadian Malartic GP (the "Partnership") in 2021 for its near-surface, bulk-tonnage gold mineralization potential. The remaining $5.0 million is budgeted for 40,000 metres of drilling into what the Company believes are highly prospective gold targets along the Barnat and East Gouldie corridors on the Canadian Malartic and Rand Malartic properties.

At the Detour Lake mine, the Company expects to spend a total of approximately $33.2 million for 171,000 metres of drilling that will include $29.4 million for 157,000 metres of capitalized drilling to expand mineral resources at depth and to the west in support of an internal technical evaluation of the underground project and further optimization of the open pit in the Saddle and West Pit areas, which is expected to be completed in late 2023. The remaining $3.8 million is for 14,000 metres of exploration drilling to continue to investigate the Sunday Lake Deformation Zone to the east and west of the current pit's mineral resources.

At the Macassa mine, the Company expects to spend approximately $18.4 million for 145,400 metres of capitalized drilling to increase and upgrade mineral resources. Another $1.2 million is budgeted for 9,500 metres of exploration drilling to continue to investigate extensions of key targets at the South Mine Complex (East, West, Upper and Lower), Main Break, '04 Break, Amalgamated Break and Near-Surface. In addition, $14.1 million of capitalized exploration will be spent to further develop exploration drifts in order to drill to the east of current mine infrastructure along strike and at depth of the South Mine Complex and Main Break towards the historic Lake Shore mine and to access, develop and infill with underground drilling the mineralization on the AK property.

For regional exploration in Ontario, the Company expects to spend a total of $9.4 million to undertake a compilation of all historical information in the Kirkland Lake camp. The compilation will assist in developing new exploration targets around the Macassa mine and the Company anticipates performing 8,000 metres of exploration drilling at some of these targets near the mine site. At Upper Beaver, the Company continues to evaluate different development scenarios with the adjacent operations and processing facilities that the Company owns along the Cadillac-Larder Lake break in Quebec and Ontario.

At the Meliadine mine, the Company expects to spend approximately $12.3 million for 53,100 metres of capitalized drilling, with a focus on conversion drilling at the Tiriganiaq, Pump, Normeg, Wesmeg and F-Zone deposits, and $2.4 million for further development of the exploration drift. An additional $1.9 million is budgeted for 10,100 metres of exploration drilling of the Tiriganiaq, Normeg, Wesmeg and F-Zone deposits, which are all open at depth.

At the Meadowbank Complex, the Company expects to spend approximately $8.4 million for 32,000 metres of expensed exploration drilling, focused on testing open-pit and depth extensions of mineralization and the potential for further underground deposits at the Amaruq satellite operation.

The Company expects to spend an additional $6.7 million for 8,000 metres of drilling to investigate for new, near-surface satellite deposits close to the road and infrastructure around the Meliadine and Meadowbank/Amaruq operations. Any new discoveries at open-pit depths have the potential to extend the life of each mine in conjunction with the extensions of higher-grade underground mineralization at each site.

At the Hope Bay property, the Company expects to complete 72,200 metres of drilling in a $30.6 million exploration program that will include 30,800 metres of underground exploration drilling at the Doris deposit to explore the extensions of mineralization and to potentially add mineral reserves and mineral resources in the BTD Zone to the north and in the BCO, BCN and West Valley zones below the dike. The Company expects to spend $17.3 million for 41,400 metres of surface drilling into exploration targets around the Doris Mine, between the Doris and Madrid deposits, and around the Madrid deposit with the objective of adding mineral reserves and mineral resources to the project.

At the Fosterville mine, the Company expects to spend approximately $20.8 million for 105,300 metres of capitalized drilling and the development of exploration drifts to replace mineral reserve depletion and to add mineral resources in the Cygnet, Lower Phoenix and Robbins Hill areas. Another $4.4 million is budgeted for 11,300 metres of underground and surface expensed exploration with the aim of discovering additional high-grade mineralization at Fosterville. An additional $1.3 million is budgeted for regional exploration on properties surrounding the Fosterville mine and $3.3 million is budgeted for 4,000 metres of drilling in the Northern Territory, mostly to test new targets at Pine Creek, Maud Creek, Mt Paqualin and Union Reefs.

At the Kittila mine, the Company expects to spend approximately $10.6 million for 68,500 metres of drilling, focused on the Main Zone in the Roura and Rimpi areas as well as the Sisar Zone. The drilling includes 53,000 metres of capitalized conversion drilling at the mine as described above and 15,500 metres of expensed exploration drilling. The expensed drilling will be focused on targets beyond the current mineral reserve area, especially from 1,500 to 2,000 metres depth and at shallower depths in the area north of the mine.

2023 Global Exploration Program and Corporate Development Budget

	Expensed Exploration		Capitalized Exploration
			Sustaining	Non-Sustaining
	(000s $)	(000s m)	(000s $)	(000s $)	(000s m)
Quebec
LaRonde Complex	$9,800	43.0	$1,600	$—	13.2
Canadian Malartic Complex[1]	10,000	62.0	—	11,800	102.0
Goldex	1,200	15.8	1,000	2,600	25.3
Quebec Regional	10,800	24.5	—	—	—

Ontario
Detour Lake	3,800	14.0	—	29,400	157.0
Macassa	1,200	9.5	2,600	29,900	145.4
Ontario regional and projects	9,400	8.0	—	—	—

Nunavut
Meliadine	1,900	10.1	5,600	9,100	53.1
Meadowbank Complex	8,400	32.0	—	—	—
Hope Bay	30,600	72.2	—	—	—
Nunavut Regional	6,700	8.0	—	—	—

Australia
Fosterville	5,700	11.3	1,000	19,800	105.3
Northern Territory	3,300	4.0	—	—	—

Europe
Kittila	3,700	15.5	2,000	4,900	53.0
Europe Regional	4,800	13.0	—	—	—

Mexico
Pinos Altos	4,400	21.5	2,100	—	11.0
La India	1,100	4.0	—	—	—
Santa Gertrudis	7,300	10.0	—	—	—
Mexico Regional	8,500	3.0	—	—	—
USA	5,700	1.2	—	—	—
G&A, Joint Ventures, Other	4,300	10.7	—	—	—
Total Exploration	$142,600	393.3	$15,900	$107,500	665.3

Hope Bay Other Expenditures	7,900
Other Project Studies	17,300		—	—
Total Corporate Development and Technical Services	37,200		—	—
Total Exploration and Project Expenses	$205,000		$15,900	$107,500

1 For the Canadian Malartic Complex and projects cost are estimated at 50% ownership for the first quarter of 2023 and 100% for the remaining three quarters, while the length of drilling is reported at 100% for the full year 2023

Update on Key Value Drivers

Highlights on the key value drivers (Detour Lake, Odyssey project, optimization of expected excess mill capacity in the Abitibi region of Quebec and advancing key pipeline projects) are set out below and details on certain mine expansion projects (Macassa shaft and new ventilation system, Kittila shaft, Meliadine Phase 2 and Amaruq underground) are set out in the applicable operational section of this news release.

Detour Lake Mine – Secondary Crushers Pre-Screen Fully Commissioned; Focus Shifts to Improve Mill Runtime and Throughput; Exploration Drilling in the West Pit Extension Continues to Return Positive Results; Evaluation of Underground Project Underway

The Company continues to advance multiple initiatives to increase mill throughput from 23.0 Mtpa in 2020 to 28.0 Mtpa in 2025. The initiatives completed to date include improved fragmentation at the mine, improved primary crusher choke feeding, removal of the daily regulatory mill limit, the completion of the 610 conveyor re-feed and the installation of screens before the secondary crushers. All of these initiatives are expected to bring the mill throughput capacity to approximately 27.5 Mtpa in 2023.

The installation and commissioning of the screens before the secondary crushers on line two and one were completed in the third quarter of 2022 and fourth quarter of 2022, respectively. The initial results following the commissioning of the screens resulted in daily average throughput equivalent to up to 28.0 Mtpa and optimization efforts are ongoing to sustain these rates on a consistent basis. The focus at the mill has now shifted to optimizing the mill processes, analyzing the wear and tear from the higher throughput to optimize maintenance practices and improving the mill runtime. The Company anticipates that a mill throughput of 28.0 Mtpa could be achieved and possibly exceeded before 2025.

An update of the projects that will contribute to the current site expansion is set-out below:

•	In 2023, the Company has planned several initiatives to stabilize and optimize the mill circuit processes and maintenance. Leveraging expertise at Canadian Malartic in relation to maintenance and shutdown strategies, the shutdown strategy will transition from five shutdowns a year to four shutdowns a year, while incorporating a higher number of contractors to execute the shutdowns in a shorter time period and accomplish more maintenance work. The Company will also integrate more proactive parts replacement in its maintenance strategy in an effort to reduce unplanned shutdowns

•	An upgrade of the 230kV main electrical substation is planned to improve the power quality at the mine. In addition, the upgrade is expected to improve the site readiness for potential future power expansion for projects such as the trolley assist mine haulage system. The upgrade is expected to be completed in 2024 assuming timely equipment deliveries

Strategy and Options to Further Enhance Value

The Company is currently evaluating several projects to further enhance the Detour Lake's site productivity and costs and achieve the Company's objective to produce one million ounces of gold per year at the mine. Potential projects include:

•	The Company is investigating the potential implementation of an electric trolley assisted haulage system to improve haulage efficiency and support carbon emission reductions. The Company was successful in securing a $10 million output based private system fund towards the implementation of the system. In 2023, the Company will focus on validating the economic viability of the project

•	The Company is evaluating a pathway to increase the mill throughput to up to 30.0 Mtpa with limited capital expenditures by 2025. The initiatives under consideration include:

•	Continue to optimize plant throughput based on improved plant maintenance strategies adapted to the higher milling rates

•	The implementation of advanced process control, utilizing either artificial intelligence or an expert system

•	The screening and sorting of low grade fines. At Detour Lake, gold particles tend to concentrate in the fines of the low grade ore stockpiled for processing in future years. Through screening and sorting, the resulting fines could be added to the mill feed with limited impact on the grinding circuit as these particles are easily milled and thus contribute to the overall plant throughput

•	There appears to be significant underground potential associated with the mineralization outside the planned final pit limits at depth and to the west of the pit. An initial underground mineral resource estimate, expected to be completed in the first half of 2023, would form the basis for potential underground mining scenarios. Underground mining operations would likely be accessed via a ramp and utilize long hole stoping methods with grades potentially ranging from 2.0 g/t to 3.0 g/t gold. The Company expects to complete an initial internal technical evaluation at year end 2023

Exploration Drilling Totaling 234 kilometres in 2022 Continues to Infill and Extend the West Pit Zone; Ongoing Drilling of High-Grade Gold Mineralization at Depth in the West Pit Extension up to 2.4 kilometres from West Pit Supports Potential Underground Mining Scenario

Exploration at Detour Lake in the fourth quarter of 2022 was focused on infill drilling under the West Pit Zone, conversion drilling to the west along the West Pit Extension, and exploration drilling of several regional targets.

Up to 13 drill rigs were active in the fourth quarter of 2022, completing 13,793 metres of expensed drilling and 38,083 metres of capitalized drilling. Drilling for the full year 2022 met the Company's forecast and totaled 234,049 metres, comprised of 45,783 metres of expensed drilling and 188,266 metres of capitalized drilling.

Drilling in the westerly plunge of the deposit both below and west of the West Pit Zone has continued to return wide intervals inclusive of high grade sections that support the potential to continue growing the "out-pit" mineralization, which now extends more than 2.4 kilometres west of the current mineral resource pit. The fourth quarter drill results detailed below were received after the closure of the database used to estimate mineral reserves and mineral resources as at year-end 2022.

Expansion drill results received during the fourth quarter immediately west of the West Pit mineral resource continued to intersect wide, high-grade zones. Highlights are hole DLM22-532W, which intersected 10.2 g/t gold over 28.9 metres at 738 metres depth, including 56.6 g/t gold over 4.8 metres at 743 metres depth; hole DLM22-512, which intersected 3.9 g/t gold over 39.9 metres at 446 metres depth; and hole DLM22-555, which intersected 3.8 g/t gold over 39.4 metres at 340 m depth, including 15.4 g/t gold over 7.0 metres at 345 metres depth.

Infill drilling results below and proximal to the West Pit Zone continue to define wide zones of gold mineralization containing high grade gold inclusions. At the northwestern margin of the West Pit, highlights include: hole DLM22-558A, which intersected 4.2 g/t gold over 23.8 metres at 623 metres depth, including 10.3 g/t gold over 3.6 metres at 615 metres depth and 16.8 g/t gold over 2.7 metres at 626 metres depth; hole DLM22-556, which intersected 4.7 g/t gold over 19.8 metres at 463 metres depth; hole DLM22-522A, which intersected 3.8 g/t gold over 19.9 metres at 385 metres depth; and hole DLM22-518, which intersected 3.6 g/t gold over 14.3 metres at 233 metres depth and 2.6 g/t gold over 30.6 metres at 356 metres depth.

Regional drilling west of the West Pit mineral resources continues to encounter gold-bearing mineralization along the Sunday Lake Deformation Zone, intersecting a key geologic marker horizon proximal to the gold mineralization (chloritic greenstone) that is found within both the Main Pit and West Pit zones. Approximately 2,400 metres west of the West Pit mineral resources, hole DLM22-533 intersected 2.6 g/t gold over 35.3 metres at 744 metres depth and 13.7 g/t gold over 3.2 metres at 800 metres depth, and approximately 1,960 metres west of the West Pit mineral resources, hole DLM22-547 intersected 2.2 g/t gold over 38.8 metres at 662 metres depth, including 19.35 g/t gold over 3.0 metres at 667 metres depth, further confirming the down-plunge western extension of the deposit.

Selected recent drill intercepts from Detour Lake are set out in a table in the Appendix and in the plan map and composite longitudinal section below.

[Detour Lake Mine – Plan Map and Composite Longitudinal Section]

Work is ongoing to update the geological model with regards to the underground mineralization and to determine the amount of infill drilling required to estimate an initial underground mineral resource.

More details on the 2023 exploration program at Detour Lake are provided in the 2023 Exploration Program and Budget section of this news release.

Odyssey Project – Underground Development on Schedule with Initial Production and Start of Shaft Sinking Expected in March 2023; Infill Drilling Continues to Expand and Upgrade Mineral Resources; Regional Exploration to Test New Satellite Targets at Camflo and LTA in 2023

In the fourth quarter of 2022, the Odyssey project continued to advance on schedule. The Odyssey project is now fully permitted with the mine production certificate of authorization received in October and the mining lease granted in November. Updates on the key underground and surface construction activities are set out below:

•	In the third quarter of 2022, lateral development fully transitioned from a mining contractor to Partnership employees. For the full year, a total of 1,370 metres of ramp and 8,459 metres of lateral underground development was completed, which was essentially in line with the forecast. At year-end 2022, the main ramp had reached level 46 (a vertical depth of 460 metres), which is almost at the bottom of the Odyssey South orebody

•	Equipment availability is essentially in line or exceeding expectations and additional underground equipment is expected to be delivered in the first quarter of 2023. Remote operation and automation activities are progressing well with the first full development round drilled with an automated jumbo in December 2022. The next step will be to carry out remote drilling during shift changes

•	Production stope design and drilling was initiated in the fourth quarter of 2022, and the first tonnes of development ore were processed at the mill (approximately 59,000 tonnes grading 0.87 g/t gold containing 1,567 ounces of gold). Production from the Odyssey South orebody is expected to begin before the end of March 2023

•	The emphasis in the first quarter of 2023 will be on installation of the underground escapeway and starting work on the installation of the underground paste backfill network to further facilitate the production ramp up. The startup of the paste plant remains on schedule for May 2023

•	Structural steel installation for the headframe reached the seventh floor in the fourth quarter of 2022, with completion to the ninth and final floor expected in February 2023. Structural steel installation is sensitive to weather conditions, and the schedule was affected by rain and high winds in the fourth quarter of 2022. As a result, shaft sinking activities are now planned to commence in March compared to the previous estimate of early in the first quarter of 2023. This minor delay is not expected to have an impact on the overall shaft sinking schedule

•	The shaft house is now fully functional and the waste silo, which is not required to initiate shaft sinking, will be completed in March 2023. Commissioning of the sinking hoists and Galloway winches has begun in preparation for the commencement of shaft sinking activities in March 2023

For the full year 2022, capital expenditures on the Odyssey project came in above forecast due to inflationary pressures, project delays and minor scope changes. However, these cost increases were largely offset by lower capital spending at the Canadian Malartic mine.

Conversion Drilling at Odyssey South Results in Declaration of Initial Mineral Reserves at Year-end 2022; Infill Drilling at East Gouldie Continues to Confirm Grade and Width in the Core of the Deposit Resulting in a Significant Increase in Indicated Mineral Resources; Exploration Drilling Continues to Expand East Gouldie to the East and West

Exploration drilling by the Partnership in the fourth quarter of 2022 at the Odyssey project focused on infilling the East Gouldie deposit from surface and the Odyssey South deposit from underground, as well as adding more information on the Odyssey internal zones. Exploration drilling also continued to investigate extensions of the East Gouldie Zone laterally to the east and to the west.

Thirteen drill rigs are currently active on the property, with five underground drills in the Odyssey South and Internal zones and eight surface drills focused on infilling and expanding the East Gouldie mineralization. The Partnership drilled 177,163 metres (100% basis) on mine site and regional exploration during 2022.

Selected recent exploration drill results from the East Gouldie deposit on the Canadian Malartic property are set out in a table in the Appendix and in the composite longitudinal section below.

[Canadian Malartic Mine – Composite Longitudinal Section]

An initial portion of the indicated mineral resources at the Odyssey South deposit was converted to probable mineral reserves as at December 31, 2022, adding a total of 196,000 ounces of gold of probable mineral reserves (2.8 million tonnes grading 2.22 g/t gold) (on a 100% basis).

Due to the successful conversion drilling program in 2022, the indicated mineral resource at East Gouldie grew significantly to 5.3 million ounces of gold as at December 31, 2022 (50.2 million tonnes grading 3.29 g/t gold (100% basis)) while inferred mineral resources were at 2.6 million ounces of gold as at December 31, 2022 (32.4 million tonnes grading 2.54 g/t gold (on a 100% basis)).

Infill drilling into the East Gouldie deposit during the fourth quarter of 2022 continued to return large high-grade intercepts, such as hole MEX22-248 intersecting 7.6 g/t gold over 43.0 metres at 1,053 metres depth and hole MEX22-241Z intersecting 4.2 g/t gold over 60.8 metres at 1,372 metres depth. Hole MEX22-251R drilled into lower portion of East Gouldie intersected the widest results encountered so far in the deposit with 2.6 g/t gold over 92.7 metres at 1,596 metres depth in an area where the North and South zones converge.

With continued exploration success at the Odyssey project, the Company is planning to update the internal preliminary economic assessment study during 2023 and future conversion of mineral resources to mineral reserves is expected at the Odyssey project at year-end 2023.

Strategy and Options to Further Enhance Value at the Canadian Malartic Complex

The Company is currently evaluating a number of near surface and underground opportunities on the Canadian Malartic property to leverage anticipated future excess mill capacity and mining infrastructure. The Canadian Malartic land package contains two properties (Camflo and LTA) that hosted significant past producing gold mines. These properties appear to have considerable exploration potential and are both located within trucking distance of the Canadian Malartic mill.

The Camflo mine property is located approximately six kilometres northeast of the town of Malartic. Historical production at the Camflo mine occurred between 1965 and 1992 and approximately 1.65 million ounces of gold (8.9 Mt grading 5.78 g/t gold) were produced. The property has not been explored since the mid-1980s and the Company has identified porphyry hosted gold mineralization that could potentially be mined via an open pit. In 2023, an exploration drilling program is planned to further evaluate the exploration potential on the property.

In January 12, 2023 the Partnership entered into an agreement with Barrick to acquire the LTA property, the acquisition is expected to close in the first half of 2023. The Company will acquire the LTA property as part of the Yamana Transaction. The LTA property is one of the last inlier claims on the eastern portion of the Canadian Malartic property. The LTA property covers approximately 3,200 hectares and hosted approximately 50% of the historical gold production at the Malartic Goldfields mine (1.7 million ounces of gold from 9.0 Mt grading 5.91 g/t gold). In the near term, the Company plans to complete compilation of the historical data to prioritize drill targets for later in 2023.

Other opportunities on the Canadian Malartic property that could potentially provide additional mill feed include:

•	Odyssey South Internal zones and the Jupiter Zone

•	The East Gouldie Corridor from surface to a depth of 600 metres

•	The East Malartic mine area below 600 metres depth

•	Rand Malartic

•	East Amphi

•	Midway

[Canadian Malartic – Properties Map]

Optimizing Assets and Infrastructure, including Excess Mill Capacity in the Abitibi Region

The Yamana Transaction (expected to close in March 2023) further solidifies the Company's presence in the Abitibi Gold Belt, a region of low political risk and high geological potential, where the Company has a strong competitive advantage from having operated there for over 50 years. In a region spanning roughly 160 kilometres by 200 kilometres, the Company will hold approximately 31.5 million ounces of gold in mineral reserves, 32.8 million ounces of gold in measured and indicated mineral resources and 19.3 million ounces of gold in inferred mineral resources (which includes the Company's properties in Quebec and Ontario, and the Canadian Malartic 50% ownership to be acquired with the Yamana Transaction but excluding Hammond Reef and Wasamac). As part of the Yamana Transaction, the Company is also acquiring the Wasamac's historical mineral reserves of 2.2 million ounces and measured and indicated mineral resources of 0.3 million ounces and inferred mineral resources of 0.5 million ounces. One of the Company's key objectives is to further develop the exploration upside at the operating assets and in the region.

Five of the Company's operating mines (Detour Lake, Macassa, LaRonde Complex, Canadian Malartic and Goldex) are forecast to produce approximately between 1.9 million ounces and 2.1 million ounces of gold per year in the region through 2025. A further 785,000 ounces to 875,000 ounces of expected gold production in Nunavut through 2025 leverages the Abitibi region as the main hub for transportation and logistics. The proximity of the operations to one another and the 100% ownership of the assets provides a unique advantage to share resources including labour, skills and technical expertise, infrastructure and long standing relationships with communities and suppliers. It also facilitates operational efficiencies and the control of costs, while potentially facilitating accelerated development of the Company's project pipeline.

With the current mine plan at Canadian Malartic and the new mine plan for the LaRonde Complex, the Company expects to have significant excess mill capacity in the Abitibi region of Quebec. Both mill complexes are close to existing road and rail infrastructure and internal studies are underway to evaluate various scenarios to optimize ore processing in the region.

At the Canadian Malartic Complex, the Company expects to have up to 40,000 tpd of excess mill capacity starting in 2028 as processing of open pit ore and low-grade stockpiles begins to wind down and processing transitions to the higher grade Odyssey mine. At the LaRonde Complex, the Company expects to have approximately 2,000 tpd of excess mill capacity starting the second quarter of 2023 as the LZ5 mill circuit is idled in connection with the new mine plan at the LaRonde mine.

By optimizing the mill capacity in the region, the Company believes there is potential to significantly increase future gold production at lower capital costs and with a reduced environmental footprint, which could also be beneficial to future permitting activities.

The Company expects that production resulting from this mill optimization will begin at a moderate rate in 2024 and has the potential to increase up to approximately 500,000 ounces of gold per year by 2030.

Potential future sources of ore may include:

•	Macassa near surface deposits and the AK deposit

•	Upper Beaver

•	Other Kirkland Lake satellite deposits (Upper Canada and Anoki-McBean)

•	Wasamac project

[Abitibi Region of Quebec and Ontario – Plan Map of Agnico Eagle Properties]

Macassa Near Surface Deposits and the AK Deposit

At the Macassa mine, the near-term focus is on optimizing the mill with high-grade ore from the South Mine Complex. As a result, the Company is evaluating the potential to transport ore from the AK deposit at Macassa to the LaRonde Complex (a distance of approximately 130 kilometres) to utilize the excess mill capacity at the LaRonde Complex mill. These ore zones are currently accessible via a shallow ramp system and the Company believes that they could initially provide up to 350 tpd of ore starting in 2024 and gradually ramp up to 500 tpd.

Further details on the AK deposit are presented in the Pipeline section below.

Upper Beaver and Other Kirkland Lake Satellite Deposits

In 2022, the Company carried out approximately 15,600 metres of drilling at Upper Beaver in order to infill and upgrade the existing mineral resource base.

With the potential excess mill capacity at Canadian Malartic, the Company is now evaluating the potential to transport ore from Upper Beaver to Canadian Malartic (approximately 5,000 tpd) starting in 2030. Various scenarios are being evaluated by the Company to potentially truck ore to the main rail line (a distance of approximately 7.0 kilometres) and then transport it by train to the Canadian Malartic mill for processing (a distance of approximately 130 kilometres). The Canadian Malartic mill is located less than 5.0 kilometres south of the main rail line.

The current proposed mining plan at Upper Beaver uses paste backfill to fill underground stopes. Studies are underway to evaluate using existing tailings deposits in the region (i.e. from the Upper Canada mine) as material for paste backfill at Upper Beaver or transporting tailings from Canadian Malartic by rail to provide material for paste fill.

A new technical evaluation is being carried out at Upper Beaver to incorporate recent exploration results and assess various processing options. This is expected to be completed by year-end 2023.

The Company is also evaluating the potential to utilize the excess mill capacity to process ore from other properties in the Kirkland Lake region, including Upper Canada and Anoki- McBean. The Upper Canada property currently hosts 722,000 ounces of gold in measured and indicated mineral resources (10.4 million tonnes grading 2.15 g/t gold) and an additional 1.86 million ounces of gold in inferred mineral resources (18.6 million tonnes grading 3.11 g/t gold). Anoki-McBean currently hosts 320,000 ounces of gold in measured and indicated mineral resources (1.87 million tonnes grading 5.33 g/t gold) and an additional 382,000 ounces of gold in inferred mineral resources (2.53 million tonnes grading 4.7 g/t gold).

Further details on the Upper Beaver Project are presented in the Pipeline section below.

Wasamac Project

Acquired as part of the Yamana Transaction, the Wasamac property contains probable mineral reserves of 2.2 million ounces of gold (26.8 million tonnes grading 2.52 g/t gold) as reported by Yamana at year-end 2022. The project appears to have the potential to be an underground bulk mining operation. A technical study by Yamana envisioned that the deposit would be mined via a ramp system with a conventional mill processing 7,000 tpd starting in 2027. The technical study forecast production was forecast to be approximately 200,000 ounces of gold per year for the first four years of operation, with average production of 169,000 ounces of gold over the life of mine of 10 years.

The consolidated Wasamac land package covers over 15 kilometres along the main ore hosting deformation zone and there appears to be good potential for additional discoveries on the property. In 2023, the Company plans to review all technical work completed to date, further assess the exploration potential and evaluate the concept of processing the ore at the Canadian Malartic mill, thereby significantly reducing the project footprint and capital costs. A new technical evaluation on Wasamac is expected to be completed by year-end 2023.

Further details on the Wasamac project are presented in the Pipeline section below.

Pipeline Projects Continue to Advance While Maintaining Capital Discipline

AK Deposit – Additional Sources of Production Starting in 2024

The Company is evaluating the potential to source additional production from the neighbouring AK to be processed either at the Macassa mill or potential at the LaRonde Complex. The area is accessible from a shallow ramp at the Macassa mine.

At the AK deposit, 643 metres of ramp development were completed in 2022. Resource conversion drilling was conducted from surface into the AK deposit, with 48 drill holes totaling 12,692 metres completed during the first half of 2022. In addition, underground drilling was carried out from the ramp with 45 drill holes totaling 6,454 metres completed in the fourth quarter of 2022 and a total of 120 holes drill holes totaling 16,438 metres completed in 2022.

Drilling results have shown good continuity within the targeted high-grade areas of the deposit and these results have been incorporated into the updated year end 2022 mineral resource and mineral reserve estimate. Drilling is planned to continue at AK in 2023 from the underground platforms that were developed in 2022, with a focus on continuing to upgrade and increase the indicated mineral resources.

The Company is evaluating the potential to produce between 20,000 to 40,000 ounces of gold per year from the AK deposit commencing in 2024. Given that the priority at Macassa is to prioritize high-grade ore from the South Mine Complex, the Company is evaluating the potential to truck the Macassa Near Surface and AK ores to the LaRonde Complex for processing.

Upper Beaver Project – New Processing Options Under Review; Updated Technical Evaluation Expected in Late 2023

In 2022, thirty-three drill holes totaling 15,599 metres were completed on the Upper Beaver property. The initial focus of the 2022 drilling campaign was to infill mineral resource gaps in the Footwall Zone mineralized corridor, between 800 and 1,000 metres below surface, as well as to finalize the conversion of inferred mineral resources on both the Porphyry and Footwall zones down to 1,600 metres below surface. Drilling in both areas proved successful and is expected to have a positive impact on the technical evaluation and updated mineral reserve and mineral resource estimate expected in late 2023.

Grassroots exploration drilling was also carried out on areas peripheral to the main deposit. Exploration was performed below the known gold occurrences in the North Basalt Zone corridor, approximately one kilometre north of the main deposit. Partial drilling between 500 and 900 metres below surface identified a likely steeply west-plunging ore shoot, including some local high grade gold intercepts. It remains open laterally and at depth.

Additionally, a pre-existing drill hole with subsequent branches was extended 500 metres southeast of the main zone to test the potential for a separate ore shoot along the same regional geological contact. These holes encountered a few narrow anomalous gold intercepts between 1,350 and 1,600 metres below surface that remain partially open.

The Company believes that Upper Beaver has the potential to be a low-cost mine with annual production in the range of 150,000 ounces to 200,000 ounces of gold with moderate capital outlays. New processing scenarios are being evaluated for the Upper Beaver deposit, including shipping the ore to the Canadian Malartic mill for processing (see discussion on Optimization of Excess Mill Capacity above). A new technical evaluation of the project is expected to be completed by the end of 2023. Construction of the required underground infrastructure (including a shaft) is expected to take approximately five years to complete following a development decision.

Work is also ongoing to evaluate the potential to develop other regional deposits (Upper Canada and Anoki-McBean) as potential ore feed to existing milling infrastructure in the region.

Wasamac Project – Potential Development Scenarios Being Evaluated; Updated Internal Evaluation Expected in the Fourth Quarter of 2023

As part of the Yamana Transaction the Company will acquire the Wasamac Gold project. A NI 43-101 technical report on the property (with an effective date of July 16, 2021) was filed on SEDAR by Yamana on September 13, 2022 (the "2021 Wasamac Report").

The Wasamac Gold project is comprised of six mining concessions, 281 mineral claims and five mining leases, covering approximately 10,269 hectares, and is located approximately 15 kilometres west-southwest of Rouyn-Noranda in the Abitibi-Témiscamingue Region of Quebec. The project is adjacent to the Trans-Canada Highway and Ontario Northland rail line, and approximately 100 kilometres west of the Canadian Malartic Complex. A secondary road leads directly to the Wasamac deposit from the Trans-Canada Highway.

The property contains three past producing gold mines: Wasamac, Francoeur and Arntfield. Historical production at the Wasamac mine occurred between 1965 and 1971 and approximately 254,000 ounces of gold (1.9 Mt grading 4.16 g/t gold) were produced. Historical production at the Francoeur mine occurred in three different time periods between 1968 and 2001 and approximately 508,642 ounces of gold (2.60 Mt grading 6.10 g/t gold) were produced. Historical production at the Arntfield mine occurred between 1935 and 1942 and approximately 61,500 ounces of gold (0.5 Mt grading 3.98 g/t gold) were produced.

Gold mineralization on the Wasamac property is predominantly hosted in sheared and altered metavolcanic rocks of the Blake River Group. The main ore hosting structure is the Francoeur-Wasa Shear Zone, which is a second order fault that is parallel and 2.5 kilometres north of the Cadillac–Larder Lake Fault Zone.

Gold mineralization at Wasamac is typically associated with finely disseminated pyrite and stockworks of pyrite-rich microveinlets hosted in albite-sericite-ankerite alteration zones confined within the shear zone. The albite-sericite-ankerite alteration related to gold mineralization is typically beige-brown and visually distinguishable from the surrounding sheared rocks. Quartz veins are not common and do not significantly contribute to the gold endowment of the system.

The consolidated Wasamac land package covers over 15 kilometres along the main ore hosting deformation zone (the Francoeur-Wasa Shear Zone), and there appears to be good potential for additional discoveries on the property. According to the 2021 Wasamac Report, the defined Wasamac deposit is continuous over 900 metres vertically and 2.7 kilometres along strike and remains open at depth and on its lateral extensions. The deposit contains five mineralized areas, from west to east: Main Area, Area 1-2, Area 3-4, Wildcat Zone and MacWin Zone. Areas 1-2, 3-4, MacWin Zone and most of the Main Area are contained within the Francoeur-Wasa Shear Zone. The Wildcat Zone occurs within a different structure.

The 2021 Wasamac Report estimated that the property contained probable mineral reserves of 1.9 million ounces of gold (23.2 million tonnes grading 2.56 g/t gold), indicated mineral resources of 326,000 ounces of gold (5.8 million tonnes grading 1.76 g/t gold) and inferred mineral resources of 258,000 ounces of gold (4.0 million tonnes grading 2.01 g/t gold). At year-end 2022, Yamana reported probable mineral reserves of 2.2 million ounces of gold (26.8 million tonnes grading 2.52 g/t gold). While the Company reviewed this historical estimate as part of its due diligence investigation of Wasamac and believes it to be relevant and reliable, an Agnico Eagle qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and the Company is not treating the historical estimate as current mineral resources or mineral reserves.

The mining plan in the 2021 Wasamac Report focused below and east of the historical Wasamac mine. To reduce the project's footprint, it was recommended that most of the mining infrastructure (including the primary crusher and paste backfill plant) be installed underground. It was also recommended that the underground mine would be accessed from the north side of Highway 117 using two ramps, one for service and personnel the other for a ore conveyor. It was proposed that the mill and dry stack tailings facility would be located on the north side of Highway 117.

In the Wasamac Report, throughput was estimated at 7,000 tpd at a recovery of 88.7% and peak production was expected to be approximately 200,000 ounces per year for the first four years of operation, with average production of 169,000 ounces over the life of mine of 10 years. Initial production was forecast to begin in 2026 with commercial production expected to begin in 2027. The average cost per tonne milled was estimated at C$57.53, with average cash costs and AISC estimated at US$640 and US$828 per ounce, respectively. While the Company reviewed the Wasamac Report as part of its due diligence investigation of Wasamac and believes it to be relevant and reliable, an Agnico Eagle qualified person has not done sufficient work to confirm the proposed mining plan.

In 2023, the Company plans to review all technical work completed to date, further assess the exploration potential and evaluate the concept of processing the ore at the Canadian Malartic mill, thereby significantly reducing the project footprint and capital costs. A new technical evaluation on Wasamac is expected to be completed by year-end 2023. The Company is also reviewing the permitting timeline for the project.

Hope Bay – Expansion Studies Continuing; Drilling Activities Accelerate at Doris and Madrid in Fourth Quarter; Multiple High Grade Zones Confirmed and Extended

In 2022, exploration drilling at Hope Bay confirmed the potential to upgrade and expand mineral resources at the Doris deposit. Exploration in 2023 will primarily shift to the Madrid deposit to further expand the mineral resources with a focus on defining areas of higher-grade mineralization. Work continues on evaluating various future production scenarios.

Exploration drilling at Hope Bay ramped up further during the fourth quarter of 2022 with six drill rigs operating underground and on surface at the Doris deposit and three surface drill rigs operating at the Madrid deposit completing a total of 51,400 metres in 88 holes. During 2022, a total of 108,600 metres in 276 holes were drilled at Hope Bay, surpassing the target of 100,000 metres.

As at December 31, 2022, the Hope Bay project hosts proven and probable mineral reserves of 3.4 million ounces of gold (16.3 million tonnes grading 6.50 g/t gold), indicated mineral resources of 1.1 million ounces of gold (9.8 million tonnes grading 3.58 g/t gold) and inferred mineral resources of 2.0 million ounces of gold (11.0 million tonnes grading 5.49 g/t gold).

Exploration drilling at Doris during 2022 continued to demonstrate the potential to grow the Doris deposit at depth below the dike in the BTD Extension and BTD Connector zones, and in the West Valley Zone above the dike to the south.

During the fourth quarter of 2022, highlight hole HBBCO22-084 intersected 11.6 g/t gold over 4.9 metres at 412 metres depth and 13.6 g/t gold over 5.7 metres at 417 metres depth in a new zone located west of the BTD Connector Zone where underground development is planned in 2023. The hole is located 190 metres north of previously released hole HBD22-037, which intersected 7.3 g/t gold over 15.8 metres at 459 metres depth west of the BTD Connector Zone, further demonstrating the strong mineralization potential of the asymmetric fold horizon found in this area. Additional drilling during the quarter targeted extensions of the BTD Extension Zone in the northern portion of the Doris deposit, with results pending.

Exploration drilling at the Madrid deposit during the fourth quarter of 2022 continued to target the inflexion zone in the Naartok East area and the vertical extension of the Suluk Zone. At Naartok East, highlight hole HBM22-047 intersected 7.2 g/t gold (with visible gold) over 5.2 metres at 599 metres depth in an area beyond current mineral resources. At Suluk, highlight hole HBM22-049 intersected 11.9 g/t gold over 2.9 metres at 391 metres depth and 7.9 g/t over 2.8 metres at 554 metres depth.

Farther south in the Hope Bay belt at the Boston deposit, the camp was refurbished in 2022 and is ready to support future exploration activities in 2023.

Hammond Reef – An Advanced Project With Production Optionality to Higher Gold Prices

The 100% owned Hammond Reef property in northwestern Ontario covers approximately 32,136 hectares and is located approximately 260 kilometres west of Thunder Bay. The property is accessible via secondary gravel roads from the town of Atikokan, which is located approximately 30 kilometres to the southwest.

The Hammond Reef deposit is a high tonnage, low grade gold deposit that has estimated open pitable probable mineral reserves of 3.32 million ounces of gold (123.5 million tonnes grading 0.84 g/t gold). An internal technical study on Hammond Reef was completed by the Company in 2021, which outlined the potential for average annual gold production of 272,000 ounces at average total cash costs per ounce of $748 and average AISC per ounce of $806 over a 12-year mine life.

Additional details on the project were included in the Company's news release dated February 11, 2021. Resource sharing agreements with local First Nations are in place and the project has received environmental approval from both Federal and Provincial agencies. Final permits are required for construction and operation. The project, which offers production optionality to higher gold prices, is currently on care and maintenance.

Update on Synergy and Optimization Benefits From the Merger with Kirkland Lake Gold and the pending Yamana Transaction

As a result of the Merger with Kirkland Lake Gold and the pending Yamana Transaction, the Company has the unique opportunity to unlock significant operational and strategic synergies along the Abitibi-Kirkland Lake corridor and to leverage sector-leading technical expertise to surface additional value across its portfolio.

In 2022, the Company forecast that synergies and optimization benefits related to the Merger were estimated to total $800 million before tax over the first five years and more than $2 billion (before tax) over the first ten years. These potential benefits consisted of approximately $50 million per year (approximately $245 million over 5 years and $425 million over 10 years) in corporate synergies, more than $130 million per year ($440 million over five years, $1.1 billion over 10 years) in operational synergies and up to $240 million over five years and $590 million over 10 years in strategic optimization. The strategic opportunities identified included the addition of the AK deposit to the Macassa production profile and the potential to reduce future expenditures at the Upper Beaver project. In 2022, the Company realized cost savings related to synergies of approximately $109 million, compared to an initial forecast of between $40 million to $60 million. These savings are further detailed below.

In November 2022, the Company forecast that synergies and optimization benefits related to the Yamana Transaction were estimated to be an additional $10 million per year in operational synergies (approximately $100 million over 10 years), mostly related to procurement benefits resulting from the integration of Canadian Malartic into the regional support center. More importantly, the Yamana Transaction opens new significant strategic opportunities resulting from the consolidation of infrastructure and technical expertise in the Abitibi-Kirkland Lake corridor.

Expected Corporate G&A Synergies Surpassed

As previously reported, corporate level G&A synergies were realized at a higher rate and faster than anticipated. In 2022, the Company realized approximately $60 million of annual savings from G&A synergies; the majority of which are expected to reoccur annually. The key components of the realized corporate G&A synergies include:

•	Streamlining of personnel resulting in cost savings of $26.4 million in the Corporate Head Office in 2022, expected to grow to $31 million per year by 2024

•	Lower finance and insurance costs of approximately $10 million per year

•	Reduction and consolidation of regional office space, resulting in savings of approximately of $7 million (a combination of one-time)

•	Streamlining of service contracts and the elimination of external service providers resulting in IT savings of $6 million, expected to grow to $7 million per year by 2025

The Company's 2023 guidance includes approximately $50 million in corporate synergies forecast and maintains its corporate G&A estimate of approximately $225 million before tax in the first five years and up to approximately $425 million before tax over the next ten years.

Operational Synergies to Ramp-up through 2023

Operational synergies and optimization are expected to result from the pooling of resources and the leveraging of expertise across the Company's operations and regions. In 2022, benefits of approximately $22 million were realized, approximately $15 million from procurement, $5 million from the Detour Lake plan optimization, $2 million from the elimination of external consultants and $3 million from various other initiatives.

In the fourth quarter of 2022, the Company worked to improve the confidence level on the identified opportunities in 2023 and over the long term. For 2023, the Company included approximately $40 million (or $12 per ounce) in expected operational synergies in its operational forecast, including approximately $25 million from procurement, $10 million from the Detour Lake plan optimization, $3 million from the streamlining of doré marketing and $2 million from other initiatives.

Other operational synergies under study include energy management initiatives (targeting $20 million to $30 million of savings per year by 2027), maintenance optimization (targeting $30 million to $50 million of savings per year by 2028), remote monitoring and data analytics (targeting $20 million to $30 million of savings per year by 2029) and technology acceleration (targeting $10 million to $20 million of savings by 2025).

The Company maintains its estimate for potential operational synergies in excess of $130 million per year ($440 million over five years, ramping-up to $1.1 billion over 10 years).

Strategic Optimization

The Company anticipates that significant value can be created through several strategic opportunities in the Abitibi-Kirkland Lake corridor. By optimizing the mill capacity in the region, the Company believes there is potential to increase future gold production at lower capital costs and a reduced environmental footprint, which could also be beneficial to future permitting activities. The Company expects that production resulting from this mill optimization could begin at approximately 20,000 ounces in 2024 and has the potential to increase up to approximately 500,000 ounces of gold per year by 2030.

In 2023, the Company will complete several technical evaluations to estimate the potential value to be generated in future years from these initiatives. Further details of these strategic opportunities are set out above in the "Optimizing Assets and Infrastructure, including Excess Mill Capacity in the Abitibi Region" section of this news release.

Gold Mineral Reserves Increase 9% to Record 48.7 Moz at Year-End 2022 Driven by Drilling Success at Detour Lake, Replacement at Meliadine and First Declaration of Mineral Reserves at the Odyssey Project

At December 31, 2022, the Company's proven and probable mineral reserve estimate (net of 2022 gold production) totaled 1,186 million tonnes of ore grading 1.28 g/t gold, containing approximately 48.7 million ounces of gold. This is an increase of approximately 4.1 million ounces of gold (9%) compared to the proven and probable mineral reserves of 44.6 million ounces of gold in 920 million tonnes grading 1.51 g/t gold at year-end 2021 (a pro forma combination of Agnico Eagle's and Kirkland Lake Gold's gold mineral reserves prior to the Merger — see the Company's news release dated February 23, 2022 for details regarding the Company's December 31, 2021 proven and probable mineral reserves estimate).

The year-over-year increase in global mineral reserves at December 31, 2022 is largely due to a positive drilling campaign and studies at the Detour Lake mine as well as successful replacement of production through conversion of mineral resources into mineral reserves at several other operations.

Mineral reserves were calculated using a gold price of $1,300 per ounce gold for all operating assets and using variable assumptions for the pipeline projects (see "Assumptions used for the December 31, 2022 mineral reserve and mineral resource estimates reported by the Company" below for more details).

The ore extracted from the Company's mines in 2022 contained 3.53 million ounces of gold in-situ (55.9 million tonnes grading 1.97 g/t gold).

Highlights from the December 31, 2022 mineral reserve estimate include:

•	Detour Lake ended 2022 with 20.7 million ounces of gold in proven and probable mineral reserves due to successful drilling and technical evaluation of the open pit

•	Meliadine replaced 129% of mining depletion through drilling and studies

•	Macassa's satellite AK and Near Surface deposits added 115,330 ounces of new gold mineral reserves, helping to replace mined depletion by 128%

•	Initial declaration of mineral reserves in a small portion of the Odyssey South deposit at the Odyssey project of 98,000 ounces of gold (50% basis)

The Company's December 31, 2022 gold mineral reserves are set out below, compared with the pro forma gold mineral reserves a year earlier:

	Proven & Probable Gold Mineral Reserve (000s oz.)			Average Mineral Reserve Gold Grade (g/t)
Gold Mineral Reserves By Mine / Project	2022	2021 (pro-forma)	Change	2022	2021 (pro-forma)	Change
LaRonde mine	2,515	2,950	(435)	6.36	6.00	0.36
LaRonde Zone 5	710	852	(142)	2.12	2.07	0.05
LaRonde Complex	3,225	3,802	(577)	4.42	4.21	0.21
Canadian Malartic (50%)	1,505	1,767	(263)	0.90	1.09	-0.19
Odyssey mine (50%)	98	—	98	2.22	—	2.22
Canadian Malartic Complex (50%)	1,603	1,767	(164)	0.93	1.09	-0.16
Goldex	962	998	(36)	1.62	1.60	0.02
Akasaba West	147	147	—	0.84	0.84	0.00
Detour Lake (above 0.5 g/t)	17,253	13,108	4,145	0.93	0.96	-0.03
Detour Lake (below 0.5 g/t)	3,431	1,926	1,504	0.39	0.41	-0.02
Detour Lake Total	20,683	15,034	5,649	0.76	0.82	-0.06
Macassa	1,797	1,856	(59)	17.20	16.26	0.94
Macassa Near Surface	16	—	16	5.31	—	5.31
AK Project	100	—	100	5.20	—	5.20
Macassa	1,913	1,856	57	15.11	16.26	-1.15
Upper Beaver	1,395	1,395	—	5.43	5.43	0.00
Hammond Reef	3,323	3,323	—	0.84	0.84	0.00
Meadowbank mine	—	3	(3)	—	2.34	-2.34
Amaruq	2,164	2,593	(429)	4.05	3.92	0.13
Meadowbank Complex	2,164	2,595	(431)	4.05	3.92	0.13
Meliadine	3,766	3,653	113	6.02	5.93	0.09
Hope Bay	3,409	3,334	75	6.50	6.50	0.00
Fosterville	1,677	2,018	(341)	7.95	9.44	-1.49
Kittila	3,683	3,794	(111)	4.20	4.24	-0.04
Pinos Altos	665	757	(92)	2.01	2.05	-0.04
La India	81	157	(76)	0.76	0.67	0.09
Total Mineral Reserves	48,697	44,632	4,064	1.28	1.51	-0.23

*Ownership of mines and projects is 100% unless otherwise indicated. Where Agnico Eagle's interest is less than 100%, the stated mineral resources reflect the Company's interest.

The strong growth in mineral reserves at the Detour Lake mine is largely due to successful conversion drilling and a revised technical evaluation of the Detour open-pit (detailed in the Company's news release dated July 27, 2022), which increased the proven and probable mineral reserves by 5.6 million ounces of gold year-over-year to 20.7 million ounces of gold in proven and probable mineral reserves (850 million tonnes grading 0.76 g/t gold) at December 31, 2022.

In the news release dated July 27, 2022, the Company reported an updated mineral reserve and mineral resource estimate for the Detour Lake mine that increased proven and probable mineral gold reserves by 38% or 5.6 million ounces of gold to 20.4 million ounces of gold (835.1 million tonnes grading 0.76 g/t gold) from the December 31, 2021 mineral reserve estimate net of the first quarter of 2022 depletion. As at March 31, 2022, Detour Lake contained the following: proven mineral reserves of 77.59 million tonnes grading 1.12 g/t gold for approximately 2.8 million ounces of gold; probable mineral reserves of 757.5 million tonnes grading 0.72 g/t gold for approximately 17.6 million ounces of gold; combined measured and indicated mineral resources of 590.1 million tonnes grading 0.75 g/t gold (14.2 million ounces of gold); and inferred mineral resources of 75.2 million tonnes grading 0.75 g/t gold (1.8 million ounces of gold).

The Canadian Malartic mine saw a decrease of approximately 263,000 ounces of gold in proven and probable mineral reserves (reflecting the Company's 50% interest) as 359,200 ounces of gold were mined in situ (50% interest) and the Canadian Malartic pit enters into its final years of operation.

With initial production from the underground Odyssey mine at Canadian Malartic expected to commence in March 2023, an initial small portion of the indicated mineral resources at the Odyssey South deposit was converted to probable mineral reserves as at December 31, 2023, adding 98,000 ounces of gold in mineral reserves (50% interest). A substantial addition of mineral reserves is expected at the Odyssey project at year-end 2023 with the conversion of measured and indicated mineral resources at the East Gouldie deposit.

At the Macassa mine in 2022, an infill drilling campaign from surface and from newly developed underground access, combined with the integration of the AK and Near Surface satellite deposits into the Macassa mine plan, resulted in mineral reserve additions totaling 115,330 ounces of gold from the two satellite deposits. This realized synergy between Macassa and the AK and Near Surface deposits resulted in Macassa achieving 128% replacement of its depletion of gold mineral reserves. The 2022 exploration campaign also resulted in an improved understanding of the geological setting of the AK deposit and a more reliable mineral resource model.

At the Meliadine mine in 2022, successful conversion drilling followed by the completion of an underground study of the Pump deposit and F-Zone open pit added 430,000 ounces of gold in proven and probable mineral reserves before depletion, and replenished 129% of mine depletion for the year.

At the Goldex mine, positive results from drilling in the Deep 2 and South zones in 2022 have increased the proven and probable mineral reserves by 124,000 ounces of gold before depletion through the conversion of inferred mineral resources, replacing 78% of mine depletion of reserves.

At the LaRonde Complex, updated technical assumptions following the revision of the mine production plan resulted in a decrease of 200,000 ounces of gold in mineral reserves in addition to 2022 mining depletion.

At a gold price 10% higher than the assumed gold price (leaving other assumptions unchanged), the Company estimates there would be an approximate 11% increase in the gold contained in proven and probable mineral reserves. Conversely, at a gold price 10% lower than the assumed gold price (leaving other assumptions unchanged), the Company estimates there would be an approximate 11% decrease in the gold contained in proven and probable mineral reserves.

Total Measured and Indicated Mineral Resources Increase 12% (4.6 Moz) in 2022 to 44.2 Moz of Gold Despite Successful Conversion of 6.0 Moz to Mineral Reserves; Inferred Mineral Resources Decrease by 14% (4.3 Moz) in 2022 to 26.3 Moz of Gold due to Conversion

At December 31, 2022, the Company's measured and indicated mineral resources totaled 44.2 million ounces of gold (1,178 million tonnes grading 1.17 g/t gold), comprised of 108 million tonnes grading 1.33 g/t gold of measured mineral resources and 1,071 million tonnes grading 1.15 g/t gold of indicated mineral resources. This represents a 12% (4.6 million ounce) increase in ounces of gold compared to the measured and indicated mineral resources a year earlier (see the Company's news release dated February 23, 2022 for details regarding the Company's December 31, 2021 measured and indicated mineral resource estimate).

Highlights from the December 31, 2022 measured and indicated mineral resource estimate include:

•	Continued conversion drilling success at the Odyssey project's East Gouldie deposit resulted in the addition of 1.9 million ounces of gold in measured and indicated mineral resources (50% basis)

•	At Detour Lake, 3.2 million ounces of gold in measured and indicated mineral resources were added through drilling and revised pit optimization

•	Conversion drilling at the Santa Gertrudis project added 417,000 ounces of gold in open-pit measured and indicated mineral resources

At December 31, 2022, the Company's inferred mineral resources totaled 311 million tonnes grading 2.63 g/t gold, or approximately 26.3 million ounces of gold. This represents an approximate 14% (4.3 million ounce) decrease in ounces of gold compared to the inferred mineral resources a year earlier. The variance is mostly due to the conversion of 5.4 million ounces of gold in inferred mineral resources being upgraded to indicated mineral resources or mineral reserves as a result of successful infill drilling programs. In addition, the reduction in inferred mineral resources was partially offset by the addition of 3.0 million ounces of gold in inferred mineral resources through successful exploration programs at various projects such as Detour Lake, East Gouldie, Meliadine, Goldex and Hope Bay.

Highlights from the December 31, 2022 inferred mineral resource estimate include:

•	Exploration drilling at Hope Bay added 272,000 ounces of inferred mineral resources that will be the focus of follow-up drilling in 2023

•	At East Gouldie, new inferred mineral resources of 370,000 ounces of gold were added through exploration drilling, offset by the successful conversion of 1.9 million ounces of gold in inferred mineral resources into measured and indicated mineral resources. Inferred mineral resources at East Gouldie total 16 million tonnes grading 2.54 g/t gold, or approximately 1.3 million ounces of gold (50% basis)

The Company's December 31, 2022 gold mineral resources are set out below:

	Measured & Indicated Gold Mineral Resources		Inferred Gold Mineral Resources
Operation / Project	Contained Gold (000 oz.)	Gold Grade (g/t)	Contained Gold (000 oz.)	Gold Grade (g/t)
LaRonde	566	2.96	464	4.91
LaRonde Zone 5	652	2.08	1,244	3.13
LaRonde Complex	1,219	2.41	1,708	3.47
Canadian Malartic (50%)	—	—	—	—
Odyssey (50%)	46	1.59	787	2.18
East Malartic (50%)	385	1.96	2,510	2.01
East Gouldie (50%)	2,652	3.29	1,320	2.54
Canadian Malartic Complex (50%)	3,082	2.99	4,616	2.17
Goldex	1,775	1.64	1,057	1.74
Akasaba West	86	0.64	—	—
Detour Lake	17,955	0.77	1,156	0.62
Detour 58N	534	5.80	136	4.35
Detour Lake Total	18,489	0.79	1,292	0.68
Macassa	731	9.38	1,011	16.52
Macassa Near Surface	10	10.02	69	10.12
AK Project	45	6.06	125	5.57
Macassa	786	9.10	1,205	13.31
Anoki-McBean	349	2.77	107	3.84
Upper Beaver	403	3.45	1,416	5.07
Upper Canada	722	2.15	1,863	3.11
Hammond Reef	2,298	0.54	—	—
Aquarius	1,106	1.49	14	0.87
Holt Complex	1,699	4.52	1,310	4.48
Amaruq	1,526	3.60	938	4.60
Meliadine	1,639	4.13	2,277	6.39
Hope Bay	1,125	3.58	1,950	5.49
Fosterville	1,745	5.03	1,184	6.53
Northern Territory	1,668	2.38	1,376	2.40
Kittila	1,881	2.75	899	4.50
Barsele (55%)	176	1.27	1,005	1.98
Pinos Altos	827	1.70	177	1.89
La India	89	0.55	1	0.50
Tarachi	361	0.58	4	0.52
Chipriona	346	0.83	20	0.63
El Barqueno Gold	331	1.16	351	1.13
Santa Gertrudis	516.00	0.91	1,464	2.25
Total Mineral Resources	44,244	1.17	26,301	2.63

*Ownership of mines and projects is 100% unless otherwise indicated. Where Agnico Eagle's interest is less than 100%, the stated mineral resources reflect the Company's interest.

Data set out in the tables above and certain other data in this news release have been rounded to the nearest thousand and discrepancies in total amounts are due to rounding.

Mineral reserves are in-situ, taking into account all mining recoveries and dilutions, before mill or heap-leach recoveries. For detailed mineral reserves and mineral resources data, including by-product silver, copper and zinc at several mines and advanced projects, see "Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2022)" in the Appendix.

The economic parameters used to estimate mineral reserves and mineral resources for all properties are set out in the tables below. The Company's economic parameters follow the method accepted by the US Securities and Exchange Commission (the "SEC") by setting the maximum price allowed to be no more than the lesser of the three-year moving average and current spot price, which is a common industry standard. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

Assumptions used for the December 31, 2022 mineral reserve and mineral resource estimates reported by the Company

Metal Price for Mineral Reserve Estimation[1]
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
$1,300	$18	$3.00	$1.00

1 Exceptions: US$1,350 per ounce of gold used for Hope Bay and Hammond Reef; US$1,250 per ounce of gold used for Akasaba West; US$1,200 per ounce of gold and US$2.75 per pound of copper used for Upper Beaver

	Metal Price for Mineral Resource Estimation[5]
Mines / Projects	Gold (US$/oz)		Silver (US$/oz)		Copper (US$/lb)	Zinc (US$/lb)
Operating mines held by Kirkland Lake Gold before the Merger[1]	$1,500		-		-	-
Operating mines held by Agnico Eagle Mines before the Merger[2]	$1,625		$22.50		$3.75	$1.25
Pipeline projects	$1,688	[3]	$25.00	[4]	$3.75	$1.25

1 Detour, Macassa, Fosterville, Northern Territory

2 LaRonde, LaRonde Zone 5, Goldex, Amaruq, Meliadine, Kittila, La India, Pinos Altos

3 Hope Bay, Anoki-McBean, Hammond Reef, Chipriona, Tarachi, Santa Gertrudis

4 Chipriona, Santa Gertrudis

5 Exceptions: US$1,667 per ounce of gold used for Canadian Malartic, Odyssey, Akasaba West, Upper Canada, El Barqueno; US$1,533 per ounce of gold used for Barsele; US$500 per ounce of gold used for Aquarius, US$22.67 per ounce of silver used for El Barqueno

Exchange rates[1]
C$ per US$1.00	Mexican peso per US$1.00		AUD per US$1.00		US$ per €1.00
$1.30	MXP	18.00	AUD	1.36	EUR	1.10

1 Exceptions: exchange rate of CAD$1.25 per US$1.00 used for Upper Beaver, Upper Canada and Holt Complex, Detour Zone 58N; CAD$1.11 per US$1.00 used for Aquarius; US$1.00 per EUR $1.15 used for Barsele

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2020 to December 31, 2022) of approximately $1,790 per ounce and $22.48 per ounce, respectively.

In the first quarter of 2023, the Company expects to close its acquisition of the Canadian assets of Yamana, as detailed earlier in this news release. Yamana's mineral reserves and mineral resources at December 31, 2022 for Canadian Malartic, at November 10, 2022 for the Wasamac project and December 31, 2021 for the Monument Bay project are set out below and are not included in Agnico Eagle's mineral reserve and mineral resource estimates at year-end 2022.

	Proven and Probable Gold Mineral Reserves
Yamana Mine or Project	Tonnage (000 tonnes)	Gold Grade (g/t)	Contained Gold (000 oz.)
Canadian Malartic (50%)	51,988	0.90	1,505
Odyssey project (50%)	1,379	2.22	98
Wasamac[1]	26,835	2.52	2,170
Total Mineral Reserves	80,202	1.46	3,773

1 Estimated at US$1,250 per ounce of gold using an exchange rate of US$1.32 to C$1.00 and a variable cut-off value from 1.52 g/t gold to 1.65 g/t gold. Mineral reserves consider average total mining dilution of 11% and average mining recovery of 93%.

	Measured and Indicated Gold Mineral Resources			Inferred Gold Mineral Resources
Yamana Mine or Project	Tonnage (000 tonnes)	Gold Grade (g/t)	Contained Gold (000 oz.)	Tonnage (000 tonnes)	Gold Grade (g/t)	Contained Gold (000 oz.)
Canadian Malartic (50%)	–	–	–	2,804	0.73	66
Odyssey Deposits (50%)	888	1.59	46	11,250	2.18	787
East Malartic (50%)	6,107	1.96	385	38,781	2.01	2,510
East Gouldie (50%)	25,105	3.29	2,652	16,189	2.54	1,320
Odyssey project (50%)	32,101	2.99	3,082	66,221	2.17	4,616
Wasamac	6,034	1.75	339	7,086	2.00	455
Monument Bay	36,581	1.52	1,787	41,946	1.32	1,781
Total Mineral Resources	74,716	2.17	5,209	118,057	1.82	6,917

Update on Teck and Agnico Eagle Agreement on the San Nicolás Copper-Zinc Project located in Zacatecas, Mexico

On September 16, 2022, the Company and Teck Resources Limited ("Teck") announced that the Company has agreed to subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. ("MSN"), a wholly-owned Teck subsidiary which owns the San Nicolás copper-zinc development project located in Zacatecas, Mexico (the "San Nicolás Transaction"). As a result of the San Nicolás Transaction, Teck and Agnico Eagle will become 50/50 joint venture partners at San Nicolás.

Closing of the San Nicolás Transaction is subject to customary conditions, including receipt of necessary regulatory approvals, and is expected to occur in the first half of 2023. Following closing, all project activities will be carried out by the joint venture. In the meantime, Teck is advancing an updated feasibility study and preparing to submit the Environmental Impact Assessment in the first half of 2023. Teck and Agnico Eagle are committed to leveraging their complementary skill sets to advance the timely and prudent development of San Nicolás. Subject to project approval following completion of the feasibility study, which approval is expected in the first half of 2024, and the receipt of necessary permits, first production could potentially come as early as the fourth quarter of 2026. Agnico Eagle's funding in the first two years is expected to be approximately $50 million.

For additional details with respect to the San Nicolás Transaction, see the Company and Teck's joint news release dated September 16, 2022.

Update on Yamana Transaction

On November 4, 2022, Pan American and the Company announced the Yamana Transaction, pursuant to which Pan American would acquire all of the issued and outstanding common shares of Yamana and Yamana would sell certain subsidiaries and partnerships which hold Yamana's interests in its Canadian assets to Agnico Eagle, including the Canadian Malartic mine.

On January 31, 2023, Pan American and Yamana shareholders overwhelmingly approved the Yamana Transaction at respective special meetings of shareholders. The Yamana Transaction is expected to close in March 2023, subject to approval from the Mexican Federal Economic Competition Commission and satisfaction or waiver of certain other closing conditions. Following the closing of the Yamana Transaction, the Company will own 100% of the Canadian Malartic mine, a 100% interest in the Wasamac project located in the Abitibi region of Quebec and several other exploration properties located in Ontario and Manitoba. The cash portion of the Yamana Transaction is expected to be financed by utilizing the Company's unsecured revolving bank credit facility while the Company evaluates longer-term financing opportunities.

For additional details with respect to the Yamana Transaction, see the Company and Pan American's joint news releases dated November 4, 2022 and November 8, 2022.

ABITIBI REGION, QUEBEC

Agnico Eagle is Quebec's largest gold producer with a 100% interest in the LaRonde Complex (which includes the LaRonde and LZ5 mines), the Goldex mine and a 50% interest in the Canadian Malartic mine. Following the closing of the Yamana Transaction, the Company will have a 100% interest in the Canadian Malartic mine. These mines are located within 50 kilometres of each other, which provides operating synergies and allows for the sharing of technical expertise.

LaRonde Complex – Dry Stack Tailings Commissioned in the Fourth Quarter of 2022; Underground Ramp Completed to Unlock Mining Sequence in the East Mine; Mining Sequence Adjusted

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988. The LZ5 property lies adjacent to and west of the LaRonde mine and previous operators exploited the zone by open pit mining. The LZ5 mine achieved commercial production in June 2018.

LaRonde Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes)	658	739
Tonnes of ore milled per day	7,152	8,033
Gold grade (g/t)	4.00	3.67
Gold production (ounces)	80,169	82,386
Production costs per tonne (C$)	$143	$131
Minesite costs per tonne (C$)[10]	$144	$116
Production costs per ounce of gold produced ($ per ounce)	$871	$934
Total cash costs per ounce of gold produced ($ per ounce)	$832	$664

10 Minesite costs per tonne is a non-GAAP measure that does not have a standardized meaning under the financial reporting framework used to prepare the Company's financial statements. For a reconciliation to production costs see "Reconciliation of Non-GAAP Performance Measures" below. See also "Note Regarding Certain Measures of Performance".

Gold production in the fourth quarter of 2022 decreased when compared to the prior-year period primarily due to lower processing volumes related to changes in the mining sequence at the LaRonde mine as explained above (see above under the heading "New Mining Plan Adopted at the LaRonde Complex to Maintain Operational Flexibility and Ensure Longer-Term Production of 300,000 to 325,000 Ounces of Gold per Year" for a discussion of the new mining plan at the LaRonde Complex), partially offset by higher grades at the LZ5 mine.

Production costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily as a result of higher unit costs for fuel, materials and reagents combined with lower mill throughput levels, partially offset by the timing of unsold concentrate inventory. Production costs per ounce in the fourth quarter of 2022 decreased when compared to the prior-year period primarily due to higher gold grades and the weakening of the Canadian dollar relative to the U.S. dollar, partially offset by the higher production cost per tonne.

Minesite costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to the same reasons as the production costs per tonne. Total cash costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to higher minesite costs per tonne, partially offset by higher gold grades.

LaRonde Complex – Operating Statistics

	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes)	2,816	2,961
Tonnes of ore milled per day	7,715	8,112
Gold grade (g/t)	4.17	4.20
Gold production (ounces)	356,337	379,734
Production costs per tonne (C$)	$132	$122
Minesite costs per tonne (C$)	$129	$112
Production costs per ounce of gold produced ($ per ounce)	$801	$760
Total cash costs per ounce of gold produced ($ per ounce)	$703	$535

Gold production in the full year 2022 decreased when compared to the prior-year period due to lower mill throughput. The lower mill throughput resulted from lower mine productivity due to slower than expected development and changes to the mine sequence described above, as well as unplanned maintenance to the ore pass in the third quarter of 2022.

Production costs per tonne in the full year 2022 increased when compared to the prior-year period primarily as a result of fixed costs with lower throughput levels and higher unit costs for fuel, materials and reagents, partially offset by inventory adjustments resulting from the timing of unsold inventory. Production costs per ounce in the full year 2022 increased when compared to the prior-year period primarily as a result of higher production costs per tonne and lower gold production, partially offset by the weakening of the Canadian dollar relative to the U.S. dollar.

Minesite costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to lower throughput levels and higher unit costs for fuel, materials and reagents. Total cash costs per ounce in the full year 2022 increased when compared to the prior-year period primarily due to higher minesite costs per tonne, lower by-product revenues from lower mill throughput and lower gold production, partially offset by the weakening of the Canadian dollar relative to the U.S. dollar.

Operational Highlights

•	In the fourth quarter of 2022, the development rate improved as a result of the action plan put in place during the year. The new East mine ramp infrastructure was completed as planned, which was required to keep advancing the mining sequence in the East mine

•	Production was mainly affected by the modified mining sequence at LaRonde mine due to accumulated delays in lateral development in the East mine and revisions to the mining plan (see above under the heading "New Mining Plan Adopted at the LaRonde Complex to Maintain Operational Flexibility and Ensure Longer-Term Production of 300,000 to 325,000 Ounces of Gold per Year" for a discussion of the new mining plan at the LaRonde Complex)

•	The LaRonde mill performance was also affected by a six-day shutdown of the SAG drive for unscheduled maintenance in December 2022. The mill restarted in December and is operating at planned throughput levels

Project Highlights

•	The dry stack tailings facilities were commissioned in the fourth quarter of 2022. The project was completed on budget. Operations were transitioned from the construction to operations team and it has been operating as expected since commissioning

Exploration Highlights

•	In the fourth quarter of 2022, drilling at LZ5 confirmed the extension of mineralization to the west onto the Ellison property at depth. Highlights include hole BZ-2022-025 which intersected 2.1 g/t gold over 12.8 metres at a depth of 884 metres

•	At LaRonde, exploration drilling at the East mine indicates that the mineralization could extend to similar depths as seen in the West mine area. This drilling resulted in the addition of new inferred mineral resources in the East mine at year-end 2022. The Company believes that there is good potential to infill and upgrade the inferred mineral resources with additional drilling. Highlights include hole LR-317-011 which intersected 9.5 g/t gold, 22.0 g/t silver, and 0.7% copper over 15.6 metres at 3,409 metres depth

Canadian Malartic Mine – Strong Fourth Quarter Performance Results in Better Than Forecast Gold Production and Costs; Underground Development and Surface Construction Activities at Odyssey Remain on Schedule for Initial Production in March 2023

In June 2014, Agnico Eagle and Yamana acquired Osisko Mining Corporation (now Canadian Malartic Corporation) and created the Partnership. The Partnership owns the Canadian Malartic mine in northwestern Quebec and operates it through a joint management committee. Each of Agnico Eagle and Yamana has a direct and indirect 50% ownership interest in the Partnership. All volume data in this section reflect the Company's 50% interest in the Canadian Malartic mine, except as otherwise indicated. The Odyssey underground project was approved for construction in February 2021. Following the Yamana Transaction which is anticipated to occur in March 2023, the Company will have a 100% interest in the Canadian Malartic mine.

Canadian Malartic Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes) (100%)	4,950	5,530
Tonnes of ore milled per day (100%)	53,804	60,109
Gold grade (g/t)	1.18	1.12
Gold production (ounces)	86,439	88,933
Production costs per tonne (C$)	$34	$28
Minesite costs per tonne (C$)	$37	$28
Production costs per ounce of gold produced ($ per ounce)	$739	$689
Total cash costs per ounce of gold produced ($ per ounce)	$789	$676

Gold production in the fourth quarter of 2022 decreased when compared to the prior-year period primarily due to lower mill throughput, partially offset by higher gold grades and higher metallurgical recovery. As planned, starting in February 2022, the mill throughput levels were reduced to approximately 51,500 tpd (on a 100% basis) in an effort to optimize the production profile and cash flows during the transition to processing ore from the underground Odyssey project.

Production costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due higher mining and milling costs associated with lower throughput, higher fuel prices and a lower deferred stripping adjustment. Production costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to higher production costs per tonne, partially offset by higher gold grades and the weakening of the Canadian dollar relative to the U.S. dollar.

Minesite costs per tonne in the fourth quarter of 2022 increased when compared to the prior year period for the same reasons as the production costs per tonne. Total cash costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to the same reasons as the production costs per ounce.

Canadian Malartic Mine – Operating Statistics

	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes) (100%)	19,540	22,260
Tonnes of ore milled per day (100%)	53,534	60,986
Gold grade (g/t)	1.15	1.11
Gold production (ounces)	329,396	357,392
Production costs per tonne (C$)	$31	$28
Minesite costs per tonne (C$)	$35	$28
Production costs per ounce of gold produced ($ per ounce)	$716	$679
Total cash costs per ounce of gold produced ($ per ounce)	$787	$663

Gold production in the full year 2022 decreased when compared to the prior-year period primarily due to the planned reduction of mill throughput to approximately 51,500 tpd (100% basis) starting in February 2022 (as discussed above), partially offset by higher gold grades and higher metallurgical recovery.

Production costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from lower throughput levels, higher fuel costs and a lower deferred stripping adjustment. Production costs per ounce in the full year 2022 increased when compared to the prior-year period primarily due to higher production costs per tonne, partially offset by higher gold grades and the weakening of the Canadian dollar relative to the U.S. dollar.

Minesite costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to the same reasons as the higher production costs per tonne. Total cash costs per ounce in the full year 2022 increased when compared to the prior-year period primarily due to the same reasons as the production costs per ounce.

Operational Highlights

•	Solid operating performance in the fourth quarter of 2022 contributed to exceeding the forecast gold production levels

•	Mining activities in the Canadian Malartic pit continued to advance as planned and the mining of the Canadian Malartic pit is still expected to be completed late in the first half of 2023. Upon depletion of the Canadian Malartic pit, preparation work will be undertaken to prepare for in-pit tailings disposal, which is expected to start in the second half of 2024

Project and Exploration Highlights

•	An update on Odyssey project development, construction and exploration highlights is set out in the Update on Key Value Drivers section above

Yamana Transaction

•	An update on Yamana Transaction is set out in the Update on Yamana Transaction section above

Goldex – Record Annual Ore Hoisting and Tonnes Milled Sets New Record for Annual Gold Production Since Re-start in 2013

The 100% owned Goldex mine in northwestern Quebec began production from the M and E zones in September 2013. Commercial production from the Deep 1 Zone commenced on July 1, 2017. The Company approved the development of the Akasaba West project, located less than 30 kilometres from Goldex, in July 2022.

Goldex Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes)	748	729
Tonnes of ore milled per day	8,130	7,924
Gold grade (g/t)	1.70	1.70
Gold production (ounces)	36,291	35,921
Production costs per tonne (C$)	$45	$44
Minesite costs per tonne (C$)	$46	$44
Production costs per ounce of gold produced ($ per ounce)	$683	$701
Total cash costs per ounce of gold produced ($ per ounce)	$765	$679

Gold production in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to higher throughput levels resulting from higher productivity from the higher grade South Zone and higher throughput from the Rail-Veyor system.

Production costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to higher mine development and production costs resulting from increased development and production from the South Zone and higher mill costs resulting from higher unit costs for reagents and grinding media. Production costs per ounce in the fourth quarter of 2022 decreased when compared to the prior-year period primarily due to higher gold grades and the weakening of the Canadian dollar against the U.S. dollar, partially offset by higher production costs per tonne.

Minesite costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period due to the same factors causing a higher production cost per tonne. Total cash costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period due to higher minesite costs per tonne.

Goldex Mine – Operating Statistics

	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes)	2,940	2,874
Tonnes of ore milled per day	8,055	7,874
Gold grade (g/t)	1.68	1.60
Gold production (ounces)	141,502	134,053
Production costs per tonne (C$)	$46	$42
Minesite costs per tonne (C$)	$47	$42
Production costs per ounce of gold produced ($ per ounce)	$734	$717
Total cash costs per ounce of gold produced ($ per ounce)	$765	$684

Gold production in the full year 2022 increased when compared to the prior-year period primarily due to higher gold grades and higher throughput levels. In 2022, the Goldex mine continued to deliver solid performance in line with the production plan and achieved a record breaking year in terms of gold production since Goldex restarted operations in 2013.

Production costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to higher mine development and production costs resulting from higher ground support costs, increased development and production from the South Zone and higher mill costs resulting from higher unit costs for reagents and grinding media. Production costs per ounce in the full year 2022 increased when compared to the prior-year period primarily due to higher production costs per tonne, partially offset by higher gold grades and the weakening of the Canadian dollar against the U.S. dollar.

Minesite costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to the same factors causing higher production costs per tonne. Total cash costs per ounce in the full year 2022 increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by higher gold grades.

Operational Highlights

•	For the full year 2022, Goldex set a record annual gold production since the restart of operations in 2013 at 141,502 ounces of gold at total cash costs per ounce of $765, ahead of Previous Guidance of 130,000 to 140,000 ounces at total cash costs per ounce of $776

•	Strong operational performance in the South Zone in the fourth quarter of 2022 and full year 2022 was the key driver to exceed the minesite production targets

•	In the fourth quarter of 2022, Goldex achieved above forecast lateral development which supports the development of new production areas in the South Zone and Deep 2 Zone planned for 2023

•	In 2022, Goldex achieved several milestones, including record annual tonnes hauled by the Rail-Veyor system, record ore tonnes hoisted and record ore tonnes milled

Akasaba West Project

•	Work commenced at the Akasaba West project in September 2022 and continued in the fourth quarter of 2022. The main activities included the removal of overburden and the installation of surface infrastructure (offices, water treatment installation)

Exploration Highlights

•	Conversion drilling at Goldex in 2022 succeeded in adding 124,000 ounces of gold to mineral reserves to partly replace mine production depletion of 159,000 ounces of gold in situ, with mineral reserves now standing at 962,000 ounces of gold (18.4 million tonnes grading 1.62 g/t gold)

•	Exploration drilling in the fourth quarter in South Zone Sector 3 continued to return significant results, including hole GD138-011 that intersected 21.5 g/t gold over 3.6 metres at 1,461 metres depth

ABITIBI REGION, ONTARIO

Agnico Eagle acquired the Detour Lake and Macassa mines on February 8, 2022 as a result of the Merger with Kirkland Lake Gold. With the inclusion of these two assets in its portfolio, the Company is now Ontario's largest gold producer. Furthermore, the proximity of these mines to the Company's operations located in the Abitibi region of Quebec provides operating synergies and allows for the sharing of technical expertise.

Detour Lake – Record Annual Gold Production; Commissioning of Secondary Crusher Screen on Line One Completed; Additional Mill Optimization Initiatives Ongoing

The Detour Lake mine is located in northeastern Ontario, approximately 300 kilometres northeast of Timmins and 185 kilometres by road northeast of Cochrane, within the northernmost portion of the Abitibi Greenstone Belt.

In 1987, Placer Dome Inc. began underground gold production at the Detour Lake property and during the initial 12 years of mining (from 1987 to 1999) production was approximately 1.7 million ounces of gold from approximately 14.3 million tonnes grading 3.82 g/t gold. In 2013, Detour Gold Corporation restarted gold production via open pit mining. The Detour Lake mine is now the largest gold producing mine in Canada with the largest gold reserves and substantial growth potential. It has an estimated mine life of approximately 30 years.

Detour Lake – Operating Statistics*

	Three Months Ended	For the Year Ended
	December 31, 2022	December 31, 2022
Tonnes of ore milled (thousands of tonnes)	6,488	22,781
Tonnes of ore milled per day	70,522	69,667
Gold grade (g/t)	0.94	0.97
Gold production (ounces)	179,737	651,182
Production costs per tonne (C$)	$25	$28
Minesite costs per tonne (C$)	$25	$25
Production costs per ounce of gold produced ($ per ounce)	$660	$752
Total cash costs per ounce of gold produced ($ per ounce)	$674	$657

*For the full year 2022, the operating statistics are reported for the period from February 8, 2022 to December 31, 2022.

In the fourth quarter of 2022, gold production at the Detour Lake mine was 179,737 ounces, with production costs per tonne of C$25, production costs per ounce of $660, minesite costs per tonne of C$25 and total cash costs per ounce of $674.

For the period from February 8, 2022 to December 31, 2022, gold production at the Detour Lake mine was 651,182 ounces, with production costs per tonne of C$28, production costs per ounce of $752, minesite costs per tonne of C$25 and total cash costs per ounce of $657.

In the full year of 2022, the difference between production costs per tonne and minesite costs per tonne and the difference between production costs per ounce and total cash costs per ounce are primarily due to the inventory re-valuation at the forecast gold price in the period the inventory was expected to be sold, which was done as part of the Purchase Price Allocation following the completion of the Merger.

Operational Highlights

•	For the complete twelve months of 2022 (including the period before the Merger), total gold production at the Detour Lake mine set a new production record at 732,572 ounces, slightly above the upper end of the range of 730,000 ounces set out in the Previous Guidance. Full year 2022 total cash costs per ounce were $647 and on target compared to the Previous Guidance of $645

•	In the fourth quarter of 2022, tonnage milled was lower than forecast as a result of the five week long secondary crusher screen installation on the first line of the mill circuit which was originally planned earlier in the year. The lower tonnage from the shutdown was partially offset by better than planned performance from the recently commissioned re-feed system

•	In the fourth quarter of 2022, total cash costs per ounce at the Detour Lake mine were slightly above expectations as a result of the lower than anticipated mill throughput

•	Two Cat 798 haul trucks began commissioning late in the fourth quarter of 2022. Once commissioned these haul trucks are expected to help minimize the impact from longer haul distances as they have an increased capacity of 15% to 20% (50,000 tonnes) compared to the haul trucks currently in use

Project and Exploration Highlights

•	An update on the multiple initiatives to increase mill throughput to 28.0 Mtpa by 2025, potential expansion scenarios and exploration highlights is set out in the Update on Key Value Drivers section above

Macassa – Strong Operational and Cost Performance from Continued Productivity Improvements; Ventilation Upgrade on Schedule and Commissioning Underway on Shaft #4 Project

The Macassa mine, located in northeastern Ontario, began production in 1933. Operations have been continuous except from 1999 to 2022 when they were suspended due to low gold prices. Underground mining restarted in 2002 and over the last 10 years production has been predominantly from two production areas: the South Mine Complex and the Main Break.

Macassa Mine – Operating Statistics*

	Three Months Ended	For the Year Ended
	December 31, 2022	December 31, 2022
Tonnes of ore milled (thousands of tonnes)	70	280
Tonnes of ore milled per day	761	856
Gold grade (g/t)	19.58	20.47
Gold production (ounces)	43,308	180,833
Production costs per tonne (C$)	$594	$602
Minesite costs per tonne (C$)	$632	$577
Production costs per ounce of gold produced ($ per ounce)	$714	$718
Total cash costs per ounce of gold produced ($ per ounce)	$758	$683

*For the full year 2022, the operating statistics are reported for the period from February 8, 2022 to December 31, 2022.

In the fourth quarter of 2022, gold production at the Macassa mine was 43,308 ounces, with production costs per tonne of C$594, production costs per ounce of $714, minesite costs per tonne of C$632 and total cash costs per ounce of $758.

For the period from February 8, 2022 to December 31, 2022, gold production at the Macassa mine was 180,833 ounces, with production costs per tonne of C$602, production costs per ounce of $718, minesite costs per tonne of C$577 and total cash costs per ounce of $683.

In the full year of 2022, the difference between production costs per tonne and minesite costs per tonne and the difference between production costs per ounce and total cash costs per ounce are primarily due to the inventory re-valuation at the forecast gold price in the period the inventory was expected to be sold, which was done as part of the Purchase Price Allocation following the completion of the Merger.

Operational Highlights

•	For the complete twelve months of 2022 (including the period before the Merger), total gold production at the Macassa mine was 200,288 ounces, slightly above the upper end of the range of 190,000 ounces set out in the Previous Guidance

•	The higher mine production than forecast in 2022 was largely driven by productivity gains achieved throughout 2022, resulting from improved ventilation, a better adherence to the mining plan and improved maintenance processes

•	For the full year 2022, the higher than forecast production helped drive a lower total cash cost per ounce of $681 than the total cash costs per ounce of $718 set out in the Previous Guidance

Project Highlights

•	Development work to connect the new shaft infrastructure to the existing mining areas continued to advance during the fourth quarter of 2022. Construction of the conveyor loadout station is underway and is expected to be completed in first quarter of 2023. The Shaft #4 production hoist commissioning commenced in December 2022, with final commissioning of the full material handling system expected to be completed in the first quarter of 2023

•	The upgrade of the ventilation system progressed as planned. In the fourth quarter of 2022, the civil construction for the installation of the two 3,000 HP fans was completed and work on the mechanical and electrical installation is underway. The commissioning of the fans is expected to commence in the first quarter of 2023

NUNAVUT

Agnico Eagle considers Nunavut a politically attractive and stable jurisdiction with enormous geological potential. With the Company's Meliadine mine and Meadowbank Complex (including the Amaruq satellite deposit), together with the Hope Bay project and other exploration projects, Nunavut has the potential to be a strategic operating platform for the Company with the ability to generate strong gold production and cash flows over several decades.

In December 2021, as a result of the increase in COVID-19 cases at its Nunavut operations, the Company took the precautionary step to send home the Nunavut based workforce and reduce site activities. All site activities ramped back to normal operating levels from mid-January into February 2022. The return of the Nunavut based workforce started on March 14, 2022, after consultation with the Nunavut Government and other local stakeholders. The reintegration was completed in early April 2022.

Meliadine Mine – Record Quarterly Gold Production and Mill Throughput; Record Annual Mill Throughput

Located near Rankin Inlet in the Kivalliq District of Nunavut, Canada, the Meliadine project was acquired in July 2010. The Company owns 100% of the 98,222-hectare property. In February 2017, the Company's Board of Directors approved the construction of the Meliadine project and commercial production was declared on May 14, 2019.

Meliadine Mine – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes)	475	462
Tonnes of ore milled per day	5,163	5,022
Gold grade (g/t)	7.00	7.07
Gold production (ounces)	103,397	101,843
Production costs per tonne (C$)	$226	$188
Minesite costs per tonne (C$)	$233	$190
Production costs per ounce of gold produced ($ per ounce)	$786	$680
Total cash costs per ounce of gold produced ($ per ounce)	$855	$656

Gold production in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to higher mill throughput levels, partially offset by lower gold grades resulting from an increase in tonnage sourced from the lower grade open pit.

Production costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period due a higher mining rate resulting in a positive stockpile adjustment and higher services costs related to inflationary pressures on fuel and transportation, partially offset by the timing of unsold inventory. Production costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period as a result of higher production costs per tonne partially offset by the weakening of the Canadian dollar relative to the U.S. dollar and the timing of unsold inventory.

Minesite costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to the same reasons that resulted in higher production costs per tonne. Total cash costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by the weakening of the Canadian dollar relative to the U.S. dollar.

Meliadine Mine – Operating Statistics

	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes)*	1,757	1,501
Tonnes of ore milled per day*	4,814	4,698
Gold grade (g/t)	6.83	7.37
Gold production (ounces)*	372,874	367,630
Production costs per tonne (C$)	$232	$210
Minesite costs per tonne (C$)*	$234	$206
Production costs per ounce of gold produced ($ per ounce)	$853	$682
Total cash costs per ounce of gold produced ($ per ounce)*	$863	$634

*This metric exclude pre-commercial production tonnes and ounces. In the full year 2021, the Tiriganiaq open pit had 24,057 ounces of pre-commercial gold production. The mill operated for an equivalent of 318 days in the full year 2021 impacting the tonnes of ore milled per day metric

Gold production in the full year 2022 increased when compared to the prior-year period (excluding pre-commercial production). Gold production in the full year 2022 decreased when compared to prior year period (including pre-commercial), primarily due to lower gold grades resulting from increased ore tonnes sourced from the open pit and the lower grade stockpiles, partially offset by higher throughput levels resulting from the planned expansion of the mill to 4,800 tpd. The COVID-19 pandemic affected the underground mine activities, particularly in January 2022 with low employee and contractor availability. To compensate for the shortfall in mine production in the first six months of 2022, low-grade stockpile ore was used to feed the mill.

Production costs per tonne in the full year 2022 increased when compared to the prior-year period due to inventory adjustments resulting from the consumption of the low-grade stockpile and the timing of unsold inventory, partially offset by higher throughput levels and a higher deferred stripping adjustment. Production costs per ounce in the full year 2022 increased when compared to the prior-year period due to lower gold grades, higher production costs per tonne and the timing of unsold inventory.

Minesite costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to inventory adjustments resulting from the consumption of the low-grade stockpile and higher open pit mining costs as a result of higher fuel costs, partially offset by higher throughput levels and a higher deferred stripping adjustment. Total cash costs per ounce in the full year 2022 increased when compared to the prior-year period due to lower gold grades and higher minesite costs per tonne, partially offset by the weakening of the Canadian dollar relative to the U.S. dollar.

Operational Highlights

•	In the fourth quarter of 2022, the underground mine continued to deliver solid operational performance resulting in higher than forecast ore tonnes hauled to surface. Development activities were lower than forecast primarily due to unplanned maintenance on mobile equipment and workforce availability. The delay in underground development is not expected to affect the mining sequence in the upcoming quarters

•	In the open pit, ore production was above forecast mostly related to increased ore available for mucking and good overall productivity

•	In 2022, the mill set records for quarterly (fourth quarter) and annual throughput

•	Meliadine continued consistent and productive automated mucking and haulage activities between shifts with automation used on 84% of days in the fourth quarter of 2022. In 2023, the Company expects to increase automated activities, as well as complete the deployment of a new fleet management system

Projects Highlights

•	The Phase 2 mill expansion is expected to be completed in mid-2024 when the processing rate is forecast to increase to 6,000 tpd. Engineering work is progressing on schedule with some procurement arriving later than planned in the fourth quarter of 2022. The construction of the carbon-in-leach circuit, filter-press and power plant facilities have commenced and the architectural work is ongoing on the west wall of the CIL and filter-press expansion

•	Regulatory processes to amend the permit were initiated in 2022 with both the Nunavut Impact Review Board and the Nunavut Water Board to include future underground mining and associated saline water management infrastructures at the Pump, F Zone and Discovery deposits. Construction and operation of a wind-farm are also part of the application

Exploration Update – Successful Conversion Drilling and Studies Increase Gold Mineral Reserves by 3% to 3.8Moz; First Underground Mineral Reserve of 277Koz Declared at Pump

The Meliadine property includes seven gold deposits, six of which are part of the current mine-plan. Tiriganiaq is the largest of the deposits with a strike length of approximately 3.0 kilometres and it remains open at depth below 800 metres.

Exploration at Meliadine in 2022 included 50,500 metres of capitalized drilling and 17,500 metres of expensed drilling for a total of 213 holes. Work in 2022 focused on: deep exploration and conversion drilling during the first half of the year at the Pump deposit; infill drilling of inferred mineral resources at depth in the Wesmeg and Tiriganiaq deposits; and exploration drilling at the F-Zone deposit.

At Pump, a newly completed study of the underground portion of the deposit resulted in the declaration at year-end 2022 of an initial probable mineral reserve at underground depths at Pump of 277,000 ounces of gold (1.3 million tonnes grading 6.52 g/t gold).

Overall, gold mineral reserves at Meliadine grew 3% to 3.8 million ounces of gold with the addition of 499,000 ounces of gold from successful conversion drilling and studies more than offsetting the 396,000 ounces of gold mined in situ (see the Mineral Reserves and Mineral Resources section of this news release for details).

Drilling during the fourth quarter of 2022, the Company continued to confirm and extend high-grade mineralization in the Wesmeg-Normeg deposits adjacent to Tiriganiaq, with a highlight intercept of 15.6 g/t gold over 5.8 metres at 509 metres depth in hole ML450-9290-D12.

At F-Zone, located 1.2 kilometres east of Tiriganiaq, drilling was mainly focused on the western and deeper portion of the deposit and was highlighted by hole M22-3445 intersecting 6.1 g/t gold over 8.6 metres at 241 metres depth and hole M22-3479 intersecting 10.9 g/t gold over 4.7 metres at 394 metres depth. Both intercepts contributed to growth in the inferred mineral resource estimate at year-end 2022. The F-Zone deposit, which remains open at depth, is currently classified as mineral resources and presents good potential for a substantial conversion to mineral reserves as drilling continues in 2023.

Selected recent exploration drill intercepts from the Wesmeg, Normeg and F-Zone deposits at the Meliadine property are set out in a table in the Appendix and in the plan map and composite longitudinal section below.

[Meliadine Mine – Plan Map & Composite Longitudinal Section]

The Meliadine property hosts an 80 kilometre long, gold-rich greenstone belt with several high potential targets in areas beyond the main deposits where exploration to date has been limited to surface to shallow depth investigations. The exploration plans for Meliadine in 2023 are detailed in the Exploration Budget section of this news release.

Meadowbank Complex – Higher Open Pit Grades and Contribution from Amaruq Underground Drives Record Annual Production at Amaruq

The 100% owned Meadowbank Complex is located approximately 110 kilometres by road north of Baker Lake in the Kivalliq District of Nunavut, Canada. The complex consists of the Meadowbank mine and mill and the Amaruq satellite deposit, which is located 50 kilometres northwest of the Meadowbank mine. The Meadowbank mine achieved commercial production in March 2010, and mining activities at the site were completed by the fourth quarter of 2019.

The Amaruq mining operation uses the infrastructure at the Meadowbank minesite. Additional infrastructure has also been built at the Amaruq site. Amaruq ore is transported using long haul off-road type trucks to the mill at the Meadowbank site for processing. The Amaruq satellite deposit achieved commercial production on September 30, 2019.

Meadowbank Complex – Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes)*	923	782
Tonnes of ore milled per day*	10,033	8,635
Gold grade (g/t)	3.48	2.93
Gold production (ounces)*	94,328	67,630
Production costs per tonne (C$)	$191	$184
Minesite costs per tonne (C$)*	$186	$164
Production costs per ounce of gold produced ($ per ounce)	$1,364	$1,682
Total cash costs per ounce of gold produced ($ per ounce)*	$1,418	$1,434

*This metric exclude pre-commercial production tonnes and ounces. In the fourth quarter of 2021, Meadowbank had 1,608 ounces of pre-commercial production from the Amaruq underground project

In the fourth quarter of 2022, gold production increased when compared to the prior-year period primarily due to higher throughput resulting from increased production from the underground project, solid operational performance and higher gold grades from the Whale Tail and IVR open pits.

Production costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to the consumption of the stockpile resulting in a unfavourable stockpile adjustment and higher services costs related to inflationary pressures on fuel and transportation, partially offset by an increase in deferred stripping and the timing of unsold inventory. Production costs per ounce in the fourth quarter of 2022 decreased when compared to the prior-year period due to higher gold grades and the timing of unsold inventory, partially offset by higher production costs per tonne.

Minesite costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to the consumption of stockpiles and higher site services costs related to inflationary pressures on fuel and transportation, partially offset by a lower deferred stripping adjustment. Total cash costs per ounce in the fourth quarter of 2022 decreased when compared to the prior-year period primarily due to higher gold grades partially offset by higher minesite costs per tonne.

Meadowbank Complex – Operating Statistics

	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes)*	3,739	3,556
Tonnes of ore milled per day*	10,244	9,782
Gold grade (g/t)	3.40	3.07
Gold production (ounces)*	373,785	322,852
Production costs per tonne (C$)	$154	$145
Minesite costs per tonne (C$)*	$157	$143
Production costs per ounce of gold produced ($ per ounce)	$1,184	$1,266
Total cash costs per ounce of gold produced ($ per ounce)*	$1,210	$1,201

*This metric exclude pre-commercial production tonnes and ounces. In the full year 2021, Meadowbank had 1,956 ounces of pre-commercial production from the Amaruq underground project

In the full year 2022, gold production increased when compared to the prior-year period primarily due to higher gold grades and higher tonnage resulting from a strong operating performance, including a full year of underground production and a higher than anticipated grade sequence in the Whale Tail and IVR open pits in the third quarter of 2022.

Production costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to higher site services costs related to inflationary pressures on fuel and transportation, partially offset by the timing of unsold inventory and a higher deferred stripping adjustment. Production costs per ounce in the full year 2022 decreased when compared to the prior-year period due to higher gold grades, partially offset by higher production costs per tonne.

Minesite costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to the factors described above. Total cash costs per ounce in the full year 2022 increased when compared to the prior-year period as higher gold grades were offset by higher minesite costs per tonne.

Operational Highlights

•	Amaruq achieved its record annual production in 2022, eclipsing prior year production by approximately 50,000 ounces of gold and increasing annual mill throughput by over 300,000 tonnes (including pre-commercial production), while achieving commercial production at the Amaruq underground deposit on August 1, 2022

•	In the fourth quarter of 2022, the open pit entered into a lower gold grade area at Whale Tail and IVR and a higher waste stripping period that is expected to last through 2023

•	In the fourth quarter of 2022, mill throughput was affected by high sulphur content ore and the ongoing ramp-up of the high pressure grinding roll system while gold recovery was affected by a leach tank that was down during the month of October. The Company continues to ramp up the use of the high pressure grinding rolls following the commissioning of the project in the second quarter of 2022

•	The underground mine continued to ramp up through the fourth quarter of 2022 experiencing some challenges with equipment availability as new equipment were being commissioned

•	The Company experienced below target results from the newly commissioned cemented rockfill plant and has been using a temporary mobile system during the ramp-up phase. An action plan to address the performance of the cemented rockfill plant is currently being prepared

Exploration Highlights

•	A deep drilling campaign into extensions of known deposits at Amaruq in 2022 resulted in several high-grade intersections over substantial widths that demonstrate the potential to extend underground mine life. Highlights from the fourth quarter of 2022 include hole AMQ22-2877A which intersected 10.3 g/t gold over 11.0 metres at 778 metres depth in the V2 Zone of the IVR deposit and hole AMQ22-2876A which intersected 7.4 g/t gold over 9.1 metres at 1,000 metres depth in the QZ03 Zone of the Whale Tail deposit

Hope Bay Project – Drilling Activities Continued in the Fourth Quarter of 2022; Larger Production Scenarios Continue to be Evaluated

Located in the Kitikmeot District of Nunavut, Canada, approximately 125 kilometres southwest of Cambridge Bay, the Hope Bay project was acquired in February 2021. The Company owns 100% of the 191,342-hectare property, which includes portions of the Hope Bay and Elu greenstone belts. The 80-kilometre long Hope Bay greenstone belt hosts three gold deposits (Doris, Madrid and Boston) with mineral reserves and mineral resources and over 90 regional exploration targets. At the time the Hope Bay project was acquired, construction at the Doris deposit was complete and commercial production had been achieved in the second quarter of 2017.

On February 18, 2022, the Company announced that it decided to maintain the suspension of production activities at the Doris mine in order to dedicate the infrastructure of the Hope Bay site to exploration activities. In conjunction with the exploration activities, the Company continues to evaluate the potential for a larger production scenario (targeting 350,000 to 400,000 ounces of gold per year) with a potential start up in 2028.

An update on exploration carried out in the fourth quarter of 2022 is presented in the Update on Key Value Drivers section above.

AUSTRALIA

Agnico Eagle acquired the Fosterville mine on February 8, 2022 as a result of the Merger. Fosterville is a 100% owned, high-grade underground gold mine, located 20 kilometres from the city of Bendigo, and is the largest gold mine in the state of Victoria, Australia. The operation features low-cost gold production, as well as extensive in-mine and district scale exploration potential.

Fosterville – Solid Production Quarter; Lower Than Forecast Gold Grades Results in Narrow Miss to 2022 Guidance

Gold production at the Fosterville mine commenced in 1991 from shallow oxide open pits and heap-leaching operations and was suspended in 2001 subsequent to the depletion of oxide ore. In 2005, gold production restarted as an open pit, sulphide mining operation, with mining activities progressively transitioning to underground. Based on exploration success, in particular the discovery of the high grade Eagle and Swan mineralized zones, the Fosterville mine output increased rapidly year over year from 2016 to 2020. Exploration activities continue to expand its mineral reserves and mineral resources as the deposit remains open at depth in the Harrier, Lower Phoenix and Robbins Hill areas.

Fosterville Mine – Operating Statistics*

	Three Months Ended	For the Year Ended
	December 31, 2022	December 31, 2022
Tonnes of ore milled (thousands of tonnes)	139	524
Tonnes of ore milled per day	1,511	1,602
Gold grade (g/t)	20.29	20.41
Gold production (ounces)	88,634	338,327
Production costs per tonne (A$)	$370	$561
Minesite costs per tonne (A$)	$399	$356
Production costs per ounce of gold produced ($ per ounce)	$385	$605
Total cash costs per ounce of gold produced ($ per ounce)	$414	$378

*For the full year 2022, the operating statistics are reported for the period from February 8, 2022 to December 31, 2022.

In the fourth quarter of 2022, gold production at the Fosterville mine was 88,634 ounces, with production costs per tonne of A$370, production costs per ounce of $385, minesite costs per tonne of A$399 and total cash costs per ounce of $414.

For the period from February 8, 2022 to December 31, 2022, gold production at the Fosterville mine was 338,327 ounces, with production costs per tonne of A$561, production costs per ounce of $605, minesite costs per tonne of A$356 and total cash costs per ounce of $378.

In the full year 2022, the difference between production costs per tonne and minesite costs per tonne and the difference between production costs per ounce and total cash costs per ounce are primarily due to the inventory re-valuation at the forecasted gold price in the period the inventory was expected to be sold, which was done as part of the Purchase Price Allocation following the completion of the Merger.

Operational Highlights

•	In the fourth quarter of 2022, mine production was affected by lower than target grade reconciliation in an ultra-high-grade stope

•	For the complete twelve months of 2022 (including the period before the Merger), total gold production at the Fosterville mine was 383,206 ounces, slightly below the lower end of the range of 390,000 to 410,000 ounces set out in the Previous Guidance. The lower production than forecast was primarily due to operating restrictions related to low frequency noise and lower gold grades than anticipated in the fourth quarter of 2022

•	Significant rainfall and flooding in October 2022 stressed the mine water management system and resulted in a pause in development at the Robbins Hill area as development crews were redeployed to the Harrier area

•	Mine production continues to be affected by primary ventilation operating restrictions related to low frequency noise constraints. In the fourth quarter and the full year 2022, the Company continued to adjust the mining sequence to partially offset production impacts

•	The Company remains focused on reducing the regenerative noise from the existing main ventilation fans' silencers. In the fourth quarter of 2022, a structural and air borne noise investigation was completed. Additional surface attenuation engineering design was completed in the quarter and testing is expected to commence in the first quarter of 2023. The Company will continue to work towards a resolution into 2023, while also evaluating the potential installation of the primary fans underground in the longer term

•	In the fourth quarter of 2022, total cash costs per ounce were higher than forecast due to lower production volumes, partially offset by a weaker Australian dollar compared to the US dollar

Project Highlights

•	Four underground ventilation raises are planned to be excavated at Lower Phoenix and Harrier to upgrade the ventilation system and extend the service of the primary fans. The excavation of the ventilation raises commenced in the fourth quarter of 2022. Completion of the full ventilation upgrade project is expected in the first half of 2024

•	In the fourth quarter of 2022, work continued on the seventh raise of the flotation tailings storage facility, however, construction activities were challenged by heavy spring rains. The wall raise is expected to provide an additional 17 months of tailings storage capacity and be completed in the first half of 2023

Exploration Highlights

•	Exploration drilling on the Fosterville mining lease and exploration licenses totaled 154,917 metres during 2022. Drilling in the Lower Phoenix and Cardinal zones was paused early in the fourth quarter of 2022 to extend the P3912 drill drive development, which advanced 137 metres during the quarter. Drilling will resume from the drill drive in the second quarter of 2023 to test the extensions of high-grade mineralization identified in the Lower Phoenix and Cardinal zones

•	Infill and extension drilling progressed from the Robbins Hill exploration decline during the fourth quarter of 2022 with a new splay structure named Wu identified in the hanging wall of the Curie Fault

FINLAND

Agnico Eagle's Kittila mine in Finland is the largest primary gold producer in Europe. An underground shaft is under construction and is expected to be commissioned in the first half of 2023. Exploration activities continue to expand the mineral reserves and mineral resources at the Kittila mine. Near mine exploration remains the main focus as the deposit remains open at depth and laterally.

Kittila – Underground Mine Activities Affected by Permit Limitation and Electricity Price Volatility; Nitrogen Removal Plant Commissioning Started and Performing Ahead of Expectations

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes)	421	526
Tonnes of ore milled per day	4,576	5,717
Gold grade (g/t)	3.93	4.39
Gold production (ounces)	44,724	63,172
Production costs per tonne (EUR)	€129	€74
Minesite costs per tonne (EUR)	€132	€84
Production costs per ounce of gold produced ($ per ounce)	$1,258	$712
Total cash costs per ounce of gold produced ($ per ounce)	$1,330	$812

Gold production in the fourth quarter of 2022 decreased when compared to the prior-year period as a result of lower mill throughput and processing low grade ore stockpiles in November and December 2022. The lower mill throughput was primarily due to lower underground mine production and a planned 11-day shutdown in October 2022 related to the de-scaling of the autoclave and other regular maintenance work. The underground mine production was lower primarily due to the permit limitation and to electricity price volatility, each discussed below.

Production costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to stockpile consumption in December of 2022, higher mill costs resulting from higher unit costs for electricity, reagents and lower throughput levels and the timing of unsold inventory. Production costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period due to higher production costs per tonne and lower gold grades.

Minesite costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to stockpile consumption and higher mill production costs as described above. Total cash costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period due to higher minesite costs per tonne and lower gold grades, partially offset by the weakening of the Euro against the U.S. dollar.

Kittila Mine – Operating Statistics

	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021
Tonnes of ore milled (thousands of tonnes)	1,925	2,052
Tonnes of ore milled per day	5,274	5,622
Gold grade (g/t)	4.13	4.19
Gold production (ounces)	216,947	239,240
Production costs per tonne (EUR)	€103	€80
Minesite costs per tonne (EUR)	€101	€82
Production costs per ounce of gold produced ($ per ounce)	$971	$806
Total cash costs per ounce of gold produced ($ per ounce)	$980	$835

Gold production in the full year 2022 decreased when compared to the prior-year period primarily due to lower throughput levels realized largely in the fourth quarter of 2022, lower metallurgical recoveries resulting from high sulphur content in the feed and scale build-up in the autoclave, and slightly lower average gold grades. The gold grades were lower than anticipated in 2022 due to a delay in reaching the higher grade stopes in the Roura Zone in the first quarter of 2022 and to the processing of low grade stockpiles in the fourth quarter of 2022.

Production costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs resulting from higher unit costs for electricity, fuel, power, ground support and reagents, lower throughput levels, the timing of unsold inventory and from inventory adjustments from the consumption of stockpile. Production costs per ounce in the full year 2022 increased when compared to the prior-year period due to higher production costs per tonne and lower gold grades, partially offset by the weakening of the Euro against the U.S. dollar.

Minesite costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to higher mine and mill production costs and consumption of stockpile as described above. Total cash costs per ounce in the full year 2022 increased when compared to the prior-year period due to higher minesite costs per tonne, partially offset by the weakening of the Euro against the U.S. dollar.

Operational Highlights

•	In November and December 2022, electricity spot prices were extremely volatile due to a demand-supply imbalance related to the delay in commissioning of a nuclear power plant in Finland. Electricity prices regularly reached peaks of 300 to 500 Euro per mega Watt hour ("MWHr") on a daily basis, compared to typical electricity price of approximately 50 Euro/MWhr paid by the Company. The Company limited its power intake from the grid by voluntarily reducing its electricity consumption from ventilation at the underground mine and supported the domestic grid by operating its diesel generators

•	As a result of the permit limitation (described below) and the electricity price volatility in the fourth quarter of 2022, the underground mine's production was reduced to approximately 183,000 tonnes and the underground mine activities were largely focused on lateral development

•	In the fourth quarter of 2022, low grade stockpiles were utilized to partially offset the lower production from the underground mine and support the mill production. The processing of lower grade stockpiles resulted in lower average grade than forecast for the quarter

•	Electricity prices stabilized towards the end of December 2022, with the commissioning of the Olkiluoto 3 nuclear power plant now expected to be completed in the first quarter of 2023. As a result, the underground mine activities have resumed in January 2023. The Company continues to monitor closely the stability of the grid and electricity pricing

Project Highlights

•	In the fourth quarter of 2022, the shaft construction project progressed as planned. The service hoist rope-up was completed and the production hoist rope-up is underway. The final conveyor at the S1000 production level was also completed. The commissioning of the production hoist is expected to start in the first quarter of 2023 and ramp up of activities in the second quarter of 2023

•	In the fourth quarter of 2022, the commissioning of a nitrogen removal plant commenced and the Company focused on ramping-up and stabilizing the process. Nitrogen removal of 70% to 80% was achieved, which is ahead of expectations

Exploration Highlights

•	During the fourth quarter of 2022, drilling continued to extend the Sisar Zone at depth in the Rimpi area by approximately 130 metres down-plunge from the Suuri area. Highlights include hole RIE22-701F which intersected 10.3 g/t gold over 10.2 metres at 1,908 metres depth

•	Conversion drilling in the fourth quarter of 2022 returned good results in the Roura area at depths of around 1,000 to 1,100 metres below surface. Highlights include hole RUG22-501 which intersected 6.5 g/t gold over 11.9 metres at 979 metres depth in the Main Zone and 5.8 g/t gold over 9.6 metres at 958 metres depth in the Sizar Zone

Permitting

•	In 2020, the Regional State Administrative Agency of Northern Finland granted Agnico Eagle Finland Oy ("Agnico Finland") environmental and water permits that would allow Agnico Finland to enlarge the CIL2 tailings storage facility, expand the operations of the Kittila mine to 2.0 Mtpa and build a new discharge waterline. The permits were subsequently appealed to the Vaasa Administrative Court in Finland. The appeals were granted, in part, in July 2022 with the result that the permits were returned for reconsideration by the Regional State Administrative Agency of Northern Finland

•	In August 2022, the Company appealed the decisions of the Vaasa Administrative Court to the Supreme Administrative Court of Finland ("SAC") and requested that the SAC restore the permits through an interim decision pending the ultimate result of Agnico Finland's appeal

•	On November 1, 2022, the SAC issued an interim decision upholding the initial CIL2 tailings storage facility permit and restoring nitrogen emission levels for 2022, ensuring the Company's environmental compliance with regards to nitrogen emissions. However, the SAC interim decision didn't uphold the expansion of the mine to 2.0 Mtpa and the Vaasa Administrative Court decision is valid until a final decision is issued by the SAC

•	In the fourth quarter of 2022, the Company reduced its underground production levels to respect the mining volume requirements of the current permit

•	The Company expects a final decision from the SAC during the second half of 2023. Until then, the Company will rely on the current mining permit of 1.6 Mtpa while maintaining operational flexibility to reach the 2.0 Mtpa volume in the event of a positive decision by the SAC

•	If the SAC does not reinstate Agnico Finland's right to operate at, or close to, 2.0 Mtpa, the Company intends to submit an updated permit application for 2.0 Mtpa output level or higher

MEXICO

Agnico Eagle's Mexican operations have been a solid source of precious metals production (gold and silver) with solid free cash flow generation since 2009.

Pinos Altos – Production and Development In Line With Modified Plan; Pre-Stripping Activities at Reyna de Plata I Completed

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	December 31, 2022	December 31, 2021
Tonnes of ore processed (thousands of tonnes)	382	441
Tonnes of ore processed per day	4,152	4,793
Gold grade (g/t)	2.14	2.43
Gold production (ounces)	25,291	32,741
Production costs per tonne	$98	$74
Minesite costs per tonne	$97	$82
Production costs per ounce of gold produced ($ per ounce)	$1,485	$999
Total cash costs per ounce of gold produced ($ per ounce)	$1,255	$888

Gold production in the fourth quarter of 2022 decreased when compared to the prior-year period primarily due to lower throughput levels resulting from lower underground productivity related to lower stope availability at the Santo Niño and Cerro Colorado zones and lower gold grades resulting from increased sourcing from the lower grade Reyna de Plata open pit.

Production costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to lower throughput levels, partially offset by the timing of unsold inventory. Production costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period due the production costs per tonne as described above.

Minesite costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to lower throughput levels. Total cash costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period due to higher minesite costs per tonne, lower gold grades, an appreciating peso relative to the U.S. dollar and lower by-product revenues from lower silver sales.

Pinos Altos Mine – Operating Statistics
	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021
Tonnes of ore processed (thousands of tonnes)	1,510	1,899
Tonnes of ore processed per day	4,137	5,203
Gold grade (g/t)	2.07	2.20
Gold production (ounces)	96,522	126,932
Production costs per tonne	$96	$75
Minesite costs per tonne	$94	$75
Production costs per ounce of gold produced ($ per ounce)	$1,497	$1,115
Total cash costs per ounce of gold produced ($ per ounce)	$1,249	$858

Gold production in the full year 2022 decreased when compared to the prior-year period primarily due to lower throughput levels resulting from lower underground productivity related to the higher rehabilitation requirements at the Santo Niño and Cerro Colorado zones and lower gold grades resulting from the mining sequence, partially offset by higher metallurgical recoveries.

Production costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to lower throughput levels, higher mining costs resulting from higher ground support requirements and higher processing costs related to higher unit prices for reagents and grinding media. Production costs per ounce in the full year 2022 increased when compared to the prior-year period due to higher production costs per tonne, an appreciating peso relative to the U.S. dollar and lower gold grades.

Minesite costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to reasons described above. Total cash costs per ounce in the full year 2022 increased when compared to the prior-year period due to higher minesite costs per tonne, lower gold grades, an appreciating peso relative to the U.S. dollar and lower by-product revenues from lower silver sales.

Operational Highlights

•	The backlog in underground development at the Santo Niño and Cerro Colorado areas, resulting from the higher than anticipated rehabilitation work in the first six months of 2022, continued to affect the stope availability and ore delivery to the mill in the fourth quarter of 2022

•	In the third quarter of 2022, the Company adjusted the mining sequence and mining rate according to the current mining conditions and established a plan to improve the mining recovery and reduce dilution. With these initiatives in place, the Company saw improvements in the development and production rates in the fourth quarter of 2022 aligned with the modified mining plan

•	At Reyna de Plata, open pit pre-stripping activities at Pit 1 were completed in the fourth quarter of 2022 as planned. Ore production from Reyna de Plata was above target in the fourth quarter of 2022

Project Highlights

•	In the fourth quarter of 2022, pre-construction activities at the Cubiro deposit were paused. Additional exploration and definition drilling is planned for 2023 to better define the high grade ore shoot for future production and optimize the mine design and sequence. Initial production is now expected in the second half of 2024. Once production commences, Cubiro is expected to provide additional production flexibility to the Pinos Altos operations

Exploration Highlights

•	In addition to the planned drilling at Cubiro, the exploration program at Pinos Altos is focused on testing the depth potential of the Cerro Colorado, Santo Nino and Reyna East zones and other targets on the property

La India – Higher Strip Ratio During Ramp Up of Production at El Realito Results in Lower Tonnes Placed on Heap Leach and Lower Gold Production in the Fourth Quarter of 2022

The 100% owned La India mine in Sonora, Mexico, located approximately 70 kilometres northwest of the Company's Pinos Altos mine, achieved commercial production in February 2014.

La India Mine – Operating Statistics
	Three Months Ended	Three Months Ended
	December 31, 2022	December 31, 2021
Tonnes of ore processed (thousands of tonnes)	1,138	1,398
Tonnes of ore processed per day	12,370	15,196
Gold grade (g/t)	0.57	0.76
Gold production (ounces)	16,669	24,660
Production costs per tonne	$18	$16
Minesite costs per tonne	$20	$15
Production costs per ounce of gold produced ($ per ounce)	$1,245	$885
Total cash costs per ounce of gold produced ($ per ounce)	$1,369	$840

Gold production in the fourth quarter of 2022 decreased when compared to the prior-year period as a result of lower grade ore and fewer tonnes placed on the heap leach, partially offset by higher recovery.

Production costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to higher heap leach production costs resulting from fewer tonnes placed on the heap leach, higher open pit production costs resulting from a higher strip ratio with the transition from the Main Pit to the El Realito pit and higher cyanide input prices, partially offset by higher inventory adjustments. Production costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period due to the same reasons outlined above.

Minesite costs per tonne in the fourth quarter of 2022 increased when compared to the prior-year period primarily due to the reasons described above. Total cash costs per ounce in the fourth quarter of 2022 increased when compared to the prior-year period due to higher mine site costs and lower gold grades.

La India Mine – Operating Statistics
	For the Year Ended	For the Year Ended
	December 31, 2022	December 31, 2021
Tonnes of ore processed (thousands of tonnes)	5,102	6,018
Tonnes of ore processed per day	13,978	16,488
Gold grade (g/t)	0.59	0.56
Gold production (ounces)	74,672	63,529
Production costs per tonne	$15	$10
Minesite costs per tonne	$16	$10
Production costs per ounce of gold produced ($ per ounce)	$1,021	$950
Total cash costs per ounce of gold produced ($ per ounce)	$1,056	$939

Gold production in the full year 2022 increased when compared to the prior-year period primarily due to higher heap leach recovery and higher gold grades, partially offset by fewer tonnes placed on the heap leach due to heavy rains and low mine productivity in the third quarter of 2022. In the full year 2022, the heap leach operated at normal levels, while in the prior-year period, irrigation of the heap leach was significantly reduced from March to June 2021 due to low local water availability, affecting heap leach recovery.

Production costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to higher heap leach and open pit production costs in the second half of 2022. Production costs per ounce in the full year 2022 increased when compared to the prior-year period due to higher production costs per tonne, partially offset by higher gold grades.

Minesite costs per tonne in the full year 2022 increased when compared to the prior-year period primarily due to reasons outlined above. Total cash costs per ounce in the full year 2022 increased when compared to the prior-year period due to the same reasons as the increase in production costs per ounce.

Operational Highlights

•	In the fourth quarter of 2022, the La India pit was depleted. At the El Realito pit, the stripping ratio in the early mining phase was higher than anticipated and resulted in fewer ore tonnes being placed on the heap leach

•	Gold production was further affected by slower leach kinetics of the ore placed in October 2022 due to high clay content

Project Highlights

•	The El Realito rock storage facilities were completed in December 2022 as planned

Exploration Highlights

•	Investigation for additional sulphide mineralization is continuing with a plan to drill approximately 4,000 metres in 2023 at the Chipriona polymetallic sulphide deposit to test potential lateral extensions and parallel structures at open pit depths

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. The Company was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain financial performance measures, including "total cash costs per ounce", "all-in sustaining costs per ounce", "minesite costs per tonne", "net debt", "adjusted net income", "adjusted net income per share", "sustaining capital expenditures", "development capital expenditures" and "operating margin" that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other gold mining companies. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see "Reconciliation of Non-GAAP Financial Performance Measures" below.

The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, inventory production costs, the impact of purchase price allocation in connection with the Merger to inventory accounting, realized gains and losses on hedges of production costs, operational care and maintenance costs due to COVID-19, production costs associated with retrospective adjustments from the application of the IAS 16 amendments and other adjustments, which include the costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic mine, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, as well as smelting, refining and marketing charges and then dividing by the number of ounces of gold produced excluding production prior to the achievement of commercial production. Certain line items such as operational care and maintenance costs due to COVID-19 and realized gains and losses on hedges of production costs were previously classified as "other adjustments" and are now disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite costs per tonne. In addition, given the extraordinary nature of the fair value adjustment on inventory related to the Merger and the use of the total cash costs per ounce measure to reflect the cash generating capabilities of the Company's operations, the calculation of total cash costs per ounce for the Detour, Macassa and Fosterville mines have been adjusted for this purchase price allocation. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis, except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses this measure to, and believes it is helpful to investors so they can, understand and monitor the performance of the Company's mining operations. The Company believes that total cash costs per ounce is useful to help investors understand the costs associated with producing gold and the economics of gold mining. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management and investors to assess a mine's cash-generating capabilities at various gold prices. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using, and investors should also consider, these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analysis in order to quantify the effects of fluctuating metal prices and exchange rates. Investors should note that total cash costs per ounce are not reflective of all cash expenditures as they do not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

Total cash costs per ounce of gold produced is reported on a by-product basis because (i) the majority of the Company's revenues are from gold, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, (iv) it is a method used by management and the Board of Directors to monitor operations, and (v) many other gold producers disclose similar measures on a by-product rather than a co-product basis. Investors should also consider these measures in conjunction with other data prepared in accordance with IFRS.

All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options), lease payments related to sustaining assets and reclamation expenses, and then dividing by the number of ounces of gold produced (excluding production prior to the achievement of commercial production). These additional costs reflect the additional expenditures that are required to be made to maintain current production levels. The AISC per ounce of gold produced on a co-product basis is calculated in the same manner as the AISC per ounce of gold produced on a by-product basis, except that the total cash costs on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. AISC per ounce seeks to reflect total sustaining expenditures of producing and selling an ounce of gold while maintaining current operations. Management is aware, and investors should note, that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce and AISC of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Investors should note that AISC per ounce is not reflective of all cash expenditures as it does not include income tax payments, interest costs or dividend payments. This measure also does not include depreciation or amortization.

The World Gold Council ("WGC") is a non-regulatory market development organization for the gold industry. Although the WGC is not a mining industry regulatory organization, it has worked closely with its member companies to develop relevant non-GAAP measures. The Company follows the guidance on all-in sustaining costs released by the WGC in November 2018. Adoption of the AISC metric is voluntary and, notwithstanding the Company's adoption of the WGC's guidance, AISC per ounce of gold produced reported by the Company may not be comparable to data reported by other gold mining companies. The Company believes that this measure provides helpful information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for inventory production costs, operational care and maintenance costs due to COVID-19, and other adjustments, and then dividing by tonnage of ore processed (excluding the tonnage processed prior to the achievement of commercial production). As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes, and investors should note, that minesite costs per tonne is useful to investors in providing additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware, and investors should note, that this per tonne measure of performance can be affected by fluctuations in processing levels. This inherent limitation may be partially mitigated by using this measure in conjunction with production costs prepared in accordance with IFRS.

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheet for deferred financing costs and cash and cash equivalents. Management believes the measure of net debt is useful to help investors to determine the Company's overall debt position and to evaluate future debt capacity of the Company.

Adjusted net income and adjusted net income per share are calculated by adjusting the net income as recorded in the consolidated statements of income (loss) for the effects of certain items that the Company believes are not reflective of the Company's underlying performance for the reporting period, including foreign currency translation gains or losses, realized and unrealized gains or losses on derivative financial instruments, impairment loss charges and reversals, environmental remediation, income and mining taxes adjustments as well as other non-recurring, unusual items (which includes changes in estimates of asset retirement obligations at closed sites and gains and losses on the disposal of assets). Adjusted net income per share is calculated by dividing adjusted net income by the number of shares outstanding on a basic and diluted basis. The Company believes that these generally accepted industry measures allow for the evaluation of the results of continuing operations and are useful in making comparisons between periods. Adjusted net income and adjusted net income per share are intended to provide investors with information about the Company's continuing income generating capabilities. Management uses these measures to, and believes it is helpful to investors so they can, understand and monitor for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

Operating margin is calculated by deducting production costs from revenue from mining operations. In order to reconcile operating margin to net income as recorded in the consolidated financial statements, the Company adds the following items to the operating margin: income and mining taxes expense; other expenses (income); foreign currency translation (gain) loss; gain (loss) on derivative financial instruments; finance costs; general and administrative expenses; amortization of property, plant and mine development; exploration and corporate development expenses; and impairment losses (reversals). The Company believes that operating margin is a useful measure that represents the operating performance of its individual mines associated with the ongoing production and sale of gold and by-product metals without allocating Company-wide overhead, including exploration and corporate development expenses, amortization of property, plant and mine development, general and administrative expenses, finance costs, gain and losses on derivative financial instruments, environmental remediation costs, foreign currency translation gains and losses, other expenses and income and mining tax expenses. Management uses this measure internally to plan and forecast future operating results. This measure is intended to provide investors with additional information about the Company's underlying operating results and should be evaluated in conjunction with other data prepared in accordance with IFRS.

Sustaining capital expenditures are expenditures incurred during the production phase to sustain and maintain the existing assets so they can achieve constant expected levels of production from which the Company will derive economic benefits. Sustaining capital expenditures include expenditure for assets to retain their existing productive capacity as well as to enhance performance and reliability of the operations. Development capital expenditures represents the spending at new projects and/or expenditure at existing operations that is undertaken with the intention to increase production levels or mine life above the current plans. Management uses these measures in the capital allocation process and to assess the effectiveness of its investments. Management believes these measures are useful so investors can assess the purpose and effectiveness of the capital expenditures in each reporting period. The classification between sustaining and development capital expenditures does not have a standardized definition in accordance with IFRS and other companies may classify expenditures in a different manner.

This news release also contains information as to estimated future total cash costs per ounce, AISC per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, AISC per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at February 16, 2023. Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". All statements, other than statements of historical fact, that address circumstances, events, activities or developments that could, or may or will occur are forward looking statements. When used in this news release, the words "anticipate", "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will", "aim", "target" and similar expressions are intended to identify forward-looking statements. Such statements include, without limitation: the Company's forward-looking guidance, including metal production, estimated ore grades, recovery rates, project timelines, drilling results, life of mine estimates, total cash costs per ounce, AISC per ounce, minesite costs per tonne, other expenses and cash flows; statements relating to the potential for additional gold production at Kittila, Fosterville and the AK deposit; statements relating to the expected outcomes of the Merger, including synergies arising therefrom and their expected quantum and timing; statements relating to the expected timing and outcome of the Yamana Transaction, including synergies arising therefrom and their expected quantum and timing; statements relating to the expected timing and outcome of the San Nicolás Transaction; the estimated timing and conclusions of NI 43-101 reports, technical studies and evaluations; the methods by which ore will be extracted or processed; statements concerning the Company's expansion plans at Detour, Kittila, Meliadine Phase 2, the Amaruq underground project and the Odyssey project, including the timing, funding, completion and commissioning thereof and production therefrom; statements about the Company's plans at the Hope Bay project; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures, other expenditures and other cash needs, and expectations as to the funding thereof; estimates of future mineral reserves, mineral resources, mineral production and sales; the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; statements regarding anticipated cost inflation and its effect on the Company's costs; estimates of mineral reserves and mineral resources and the effect of drill results on future mineral reserves and mineral resources; statements regarding the Company's ability to obtain the necessary permits and authorizations in connection with its proposed or current exploration, development and mining operations and the anticipated timing thereof; statements regarding operations at and expansion of the Kitilla mine following the decision of the Vaasa Administrative Court; statements regarding future exploration; the anticipated timing of events with respect to the Company's mine sites; statements regarding the sufficiency of the Company's cash resources; statements regarding the Company's plans with respect to hedging; statements regarding future activity with respect to the Company's unsecured revolving bank credit facility; statements regarding future dividend amounts and payment dates; statements regarding anticipated trends with respect to the Company's operations, exploration and the funding thereof; and statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company's future operations, including its employees and overall business. Such statements reflect the Company's views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis ("MD&A") and the Company's Annual Information Form ("AIF") for the year ended December 31, 2021 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2021 ("Form 40-F") filed with the SEC as well as: that there are no significant disruptions affecting operations; that production, permitting, development, expansion and the ramp-up of operations at each of Agnico Eagle's properties proceeds on a basis consistent with current expectations and plans; that the environmental and water permits granted for the Kittila mine are restored by the SAC in its final decision and the decisions of the Vaasa Administrative Court have no material impact on the Kittila mine's operations; that the relevant metal prices, foreign exchange rates and prices for key mining and construction inputs (including labour and electricity) will be consistent with Agnico Eagle's expectations; the ability to realize the anticipated benefits of the Merger or implementing the business plan for the combined company, including as a result of difficulty in integrating the businesses of the companies involved; the ability to realize synergies from the Merger and Yamana Transaction and cost savings at the times, and to the extent, anticipated; that Agnico Eagle's current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that seismic activity at the Company's operations at LaRonde, Goldex and other properties is as expected by the Company and that the Company's efforts to mitigate its effect on mining operations are successful; that the Company's current plans to optimize production are successful; that there are no material variations in the current tax and regulatory environment; that governments, the Company or others do not take additional measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company's ability to operate its business; that cautionary measures taken in connection with the COVID-19 pandemic do not affect productivity; and that measures taken relating to, or other effects of, the COVID-19 pandemic do not affect the Company's ability to obtain necessary supplies and deliver them to its mine sites. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the ability to realize the anticipated benefits of the Merger or implementing the business plan for Agnico Eagle following the Merger, including as a result of a delay or difficulty in integrating the businesses of the companies involved; the ability to realize the anticipated benefits of the Yamana Transaction; the ability to realize the anticipated benefits of the San Nicolás Transaction; the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; inflationary pressures; financing of additional capital requirements; cost of exploration and development programs; seismic activity at the Company's operations, including the LaRonde Complex and Goldex mine; mining risks; community protests, including by First Nations groups; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; risks associated with the Company's currency, fuel and by-product metal derivative strategies; the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19 may affect the Company, whether directly or through effects on employee health, workforce productivity and availability (including the ability to transport personnel to fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, the ability to procure inputs required for the Company's operations and projects or other aspects of the Company's business; and uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could negatively affect financial markets, including the trading price of the Company's shares and the price of gold, and could adversely affect the Company's ability to raise capital. For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company's other filings with the Canadian securities regulators and the SEC. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

The mineral reserve and mineral resource estimates contained in this news release have been prepared in accordance with the Canadian securities administrators' (the "CSA") NI 43-101.

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101.

Investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources.

Scientific and Technical Information

The scientific and technical information contained in this news release relating to Nunavut, Quebec and Finland operations has been approved by Dominique Girard, Eng., Executive Vice President & Chief Operating Officer – Nunavut, Quebec & Europe; relating to Ontario, Australia and Mexico operations has been approved by Natasha Vaz, Executive Vice President & Chief Operating Officer – Ontario, Australia & Mexico; and relating to exploration has been approved by Guy Gosselin, Eng. and P.Geo., Executive Vice President, Exploration, each of whom is a "Qualified Person" for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle's mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Dyane Duquette, P.Geo., Vice President, Mineral Resources Management; relating to mineral reserves and mineral resources at the Canadian Malartic mine and the Odyssey project, has been approved by Patrick Fiset, Eng., Technical Services Manager at Canadian Malartic Corporation (for engineering open-pit), Sylvie Lampron, Eng., Senior Project Mine Engineer at Canadian Malartic Corporation (for engineering underground) and Pascal Lehouiller, P.Geo., Senior Resource Geologist at Canadian Malartic Corporation (for geology), each of whom is a "Qualified Person" for the purposes of NI 43-101.

Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2022)

MINERAL RESERVES

As at December 31, 2022

OPERATION / PROJECT			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde[1]	UG	100%	2,809	5.23	473	9,497	6.69	2,042	12,306	6.36	2,515
LaRonde Zone 5[2]	UG	100%	4,904	2.08	327	5,490	2.17	383	10,394	2.12	710
LaRonde Complex Total			7,713	3.23	800	14,987	5.03	2,425	22,699	4.42	3,225
Canadian Malartic[3]	OP	50%	25,802	0.70	579	26,185	1.10	926	51,988	0.90	1,505
Odyssey	UG	50%	—		—	1,379	2.22	98	1,379	2.22	98
Canadian Malartic Complex Total			25,802	0.70	579	27,564	1.16	1,025	53,366	0.93	1,603
Goldex[4]	UG	100%	607	2.89	56	17,820	1.58	906	18,427	1.62	962
Akasaba West[5]	OP	100%	—		—	5,419	0.84	147	5,419	0.84	147
Quebec Total			34,122	1.31	1,435	65,790	2.13	4,503	99,912	1.85	5,937

Detour (Above 0.5 g/t)	OP	100%	68,681	1.18	2,595	508,869	0.90	14,657	577,550	0.93	17,253
Detour (Below 0.5 g/t)	OP	100%	38,941	0.43	538	233,926	0.38	2,893	272,867	0.39	3,431
Detour Lake Total[6]			107,622	0.91	3,133	742,795	0.73	17,551	850,417	0.76	20,683
Macassa[7]	UG	100%	135	15.33	66	3,114	17.29	1,731	3,249	17.20	1,797
Macassa Near Surface	UG	100%	—		—	92	5.31	16	92	5.31	16
AK Project	UG	100%	—		—	596	5.20	100	596	5.20	100
Macassa Total			135	15.33	66	3,803	15.10	1,846	3,937	15.11	1,913
Upper Beaver[8]	UG	100%	—		—	7,992	5.43	1,395	7,992	5.43	1,395
Hammond Reef[9]	OP	100%	—		—	123,473	0.84	3,323	123,473	0.84	3,323
Ontario Total			107,757	0.92	3,199	878,063	0.85	24,115	985,820	0.86	27,314

Amaruq	OP	100%	1,868	2.11	126	10,499	3.82	1,289	12,366	3.56	1,416
Amaruq	UG	100%	25	4.58	4	4,219	5.49	745	4,243	5.49	748
Amaruq Total[10]			1,892	2.14	130	14,718	4.30	2,034	16,610	4.05	2,164
Meadowbank	OP	100%	—		—	—		—	—		—
Meadowbank Complex Total			1,892	2.14	130	14,718	4.30	2,034	16,610	4.05	2,164
Meliadine	OP	100%	458	3.91	58	4,791	4.59	708	5,249	4.53	765
Meliadine	UG	100%	557	7.29	131	13,658	6.54	2,870	14,215	6.57	3,001
Meliadine Total[11]			1,015	5.77	188	18,449	6.03	3,578	19,464	6.02	3,766
Hope Bay[12]	UG	100%	93	6.77	20	16,232	6.49	3,389	16,325	6.50	3,409
Nunavut Total			3,000	3.51	338	49,398	5.67	9,001	52,399	5.54	9,339

OPERATION / PROJECT			PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Fosterville[13]	UG	100%	608	23.19	453	5,955	6.39	1,224	6,562	7.95	1,677
Australia Total			608	23.19	453	5,955	6.39	1,224	6,562	7.95	1,677

Kittila[14]	UG	100%	1,224	4.36	171	26,029	4.20	3,512	27,253	4.20	3,683
Europe Total			1,224	4.36	171	26,029	4.20	3,512	27,253	4.20	3,683

Pinos Altos	OP	100%	2	0.35	—	2,508	1.28	103	2,509	1.28	103
Pinos Altos	UG	100%	2,671	2.08	178	5,122	2.33	383	7,793	2.24	562
Pinos Altos Total[15]			2,673	2.08	178	7,630	1.98	486	10,303	2.01	665
La India[16]	OP	100%	14	0.39	—	3,310	0.76	81	3,324	0.76	81
Mexico Total			2,687	2.07	179	10,939	1.61	567	13,626	1.70	745

Total Gold			149,399	1.20	5,776	1,036,174	1.29	42,921	1,185,573	1.28	48,697

SILVER	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	UG	100%	2,809	16.45	1,485	9,497	21.53	6,573	12,306	20.37	8,059
Pinos Altos	OP	100%	2	7.06	0	2,508	37.53	3,026	2,509	37.51	3,026
Pinos Altos	UG	100%	2,671	47.92	4,115	5,122	46.71	7,692	7,793	47.12	11,807
Pinos Altos Total			2,673	47.89	4,116	7,630	43.69	10,718	10,303	44.78	14,834
La India	OP	100%	14	1.49	1	3,310	4.03	428	3,324	4.01	429
Total Silver			5,496	31.70	5,601	20,436	26.97	17,720	25,932	27.97	23,321

COPPER	Mining Method	AEM Share	000 Tonnes	g/t	tonnes Cu	000 Tonnes	g/t	tonnes Cu	000 Tonnes	g/t	tonnes Cu
LaRonde	UG	100%	2,809	0.22	6,241	9,497	0.29	27,421	12,306	0.27	33,662
Akasaba West	OP	100%	—		—	5,419	0.48	25,895	5,419	0.48	25,895
Upper Beaver	UG	100%	—		—	7,992	0.25	19,980	7,992	0.25	19,980
Total Copper			2,809	0.22	6,241	22,908	0.32	73,296	25,717	0.31	79,537

ZINC	Mining Method	AEM Share	000 Tonnes	g/t	tonnes Zn	000 Tonnes	g/t	tonnes Zn	000 Tonnes	g/t	tonnes Zn
LaRonde	UG	100%	2,809	0.76	21,398	9,497	1.12	106,097	12,306	1.04	127,495
Total Zinc			2,809	0.76	21,398	9,497	1.12	106,097	12,306	1.04	127,495

1 LaRonde Mine: Net smelter value cut-off varies according to mining type and depth, average is C$214.30/t.

2 LaRonde Z5: Gold cut-off grade varies according to mining type and depth, not less than 1.32 g/t.

3 Canadian Malartic: Gold cut-off grade not less than 0.36 g/t for Barnat pit and 0.41 g/t for Canadian Malartic pit.

4 Goldex: Gold cut-off grade varies according to mining type and depth, not less than 0.90 g/t.

5 Akasaba West: Net smelter value cut-off varies according to mining and depth, not less than C$28.40/t.

6 Detour Lake: Gold cut-off grade not less than 0.26 g/t.

7 Macassa: Gold cut-off grade varies according to mining type, not less than 7.28 g/t (incremental material is 3.37 g/t).

8 Upper Beaver: Net smelter value cut-off not less than C$125/t.

9 Hammond Reef: Gold cut-off grade not less than 0.41 g/t.

10 Amaruq: Gold cut-off grade varies according to mining type, not less than 1.14 g/t for open pit mineral reserves and 3.42 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.14 g/t).

11 Meliadine: Gold cut-off grade varies according to mining type, not less than 1.83 g/t for open pit mineral reserves and 4.36 g/t for underground mineral reserves (gold cut-off grade for marginal underground mineral reserves from development is 1.82 g/t).

12 Hope Bay: Gold cut-off grade not less than 4.00 g/t

13 Fosterville: Gold cut-off grade varies according to mining type, not less than 4.1 g/t.

14 Kittila: Gold cut-off grade varies according to haulage distance, not less than 2.60 g/t.

15 Pinos Altos: Net smelter value cut-off varies according to mining type, not less than C$9.33/t for open pit mineral reserves and US$46.34/t for the underground mineral reserves.

17 La India: Gold cut-off grade varies with haulage distance, not less than 0.19 g/t for oxide material and 0.93 g/t for sulphide material.

MINERAL RESOURCES

As at December 31, 2022

OPERATION / PROJECT			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
LaRonde	UG	100%	—		—	5,959	2.96	566	5,959	2.96	566	2,942	4.91	464
LaRonde Zone 5	UG	100%	—		—	9,774	2.08	652	9,774	2.08	652	12,376	3.13	1,244
LaRonde Complex Total			—		—	15,733	2.41	1,219	15,733	2.41	1,219	15,317	3.47	1,708
Canadian Malartic	OP	50%	—		—	—		—	—		—	2,804	0.73	66
Odyssey	UG	50%	—		—	888	1.59	46	888	1.59	46	11,250	2.18	787
East Malartic	UG	50%	—		—	6,107	1.96	385	6,107	1.96	385	38,781	2.01	2,510
East Gouldie	UG	50%	—		—	25,105	3.29	2,652	25,105	3.29	2,652	16,189	2.54	1,320
Odyssey Mine Total			—		—	32,101	2.99	3,082	32,101	2.99	3,082	66,221	2.17	4,616
Canadian Malartic Complex Total			—		—	32,101	2.99	3,082	32,101	2.99	3,082	69,025	2.11	4,682
Goldex	UG	100%	12,360	1.86	739	21,257	1.52	1,036	33,617	1.64	1,775	18,840	1.74	1,057
Akasaba West	OP	100%	—		—	4,209	0.64	86	4,209	0.64	86	—		—
Quebec Total			12,360	1.86	739	73,301	2.30	5,423	85,660	2.24	6,162	103,183	2.24	7,447

Detour	OP	100%	30,861	1.45	1,434	697,821	0.74	16,520	728,681	0.77	17,955	58,317	0.62	1,156
Detour Zone 58N	UG	100%	—		—	2,868	5.80	534	2,868	5.80	534	973	4.35	136
Detour Total			30,861	1.45	1,434	700,688	0.76	17,055	731,549	0.79	18,489	59,290	0.68	1,292
Macassa	UG	100%	272	10.49	92	2,153	9.24	639	2,425	9.38	731	1,904	16.52	1,011
Macassa Near Surface	UG	100%	—		—	32	10.02	10	32	10.02	10	212	10.12	69
AK Project	UG	100%	—		—	230	6.06	45	230	6.06	45	700	5.57	125
Macassa Total			272	10.49	92	2,415	8.94	695	2,687	9.10	786	2,816	13.31	1,205
Aquarius	OP	100%	—		—	23,112	1.49	1,106	23,112	1.49	1,106	502	0.87	14
Holt Complex	UG	100%	5,806	4.29	800	5,884	4.75	898	11,690	4.52	1,699	9,097	4.48	1,310
Anoki-McBean	UG	100%	—		—	3,919	2.77	349	3,919	2.77	349	867	3.84	107
Upper Beaver	UG	100%	—		—	3,636	3.45	403	3,636	3.45	403	8,688	5.07	1,416
Upper Canada	OP	100%	—		—	2,006	1.62	104	2,006	1.62	104	1,020	1.44	47
Upper Canada	UG	100%	—		—	8,433	2.28	618	8,433	2.28	618	17,588	3.21	1,816
Upper Canada Total			—		—	10,439	2.15	722	10,439	2.15	722	18,608	3.11	1,863
Hammond Reef	OP	100%	47,063	0.54	819	86,304	0.53	1,478	133,367	0.54	2,298	—		—
Ontario Total			84,002	1.16	3,146	836,396	0.84	22,706	920,398	0.87	25,852	99,867	2.24	7,207

Amaruq	OP	100%	—		—	5,806	2.49	465	5,806	2.49	465	61	3.20	6
Amaruq	UG	100%	—		—	7,398	4.46	1,061	7,398	4.46	1,061	6,280	4.62	932
Amaruq Total			—		—	13,203	3.60	1,526	13,203	3.60	1,526	6,341	4.60	938
Meadowbank Complex Total			—		—	13,203	3.60	1,526	13,203	3.60	1,526	6,341	4.60	938
Meliadine	OP	100%	—	4.48	—	3,590	3.44	397	3,590	3.44	397	441	4.26	60
Meliadine	UG	100%	303	4.53	44	8,457	4.41	1,198	8,759	4.41	1,242	10,646	6.48	2,217

OPERATION / PROJECT			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
GOLD	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au	000 Tonnes	g/t	000 Oz Au
Meliadine Total			303	4.53	44	12,047	4.12	1,595	12,350	4.13	1,639	11,088	6.39	2,277
Hope Bay	UG	100%	—		—	9,784	3.58	1,125	9,784	3.58	1,125	11,044	5.49	1,950
Nunavut Total			303	4.53	44	35,034	3.77	4,246	35,337	3.78	4,290	28,473	5.64	5,166

Fosterville	OP	100%	715	2.86	66	1,251	3.36	135	1,966	3.18	201	226	2.42	18
Fosterville	UG	100%	342	5.36	59	8,485	5.44	1,485	8,827	5.44	1,544	5,412	6.71	1,167
Fosterville Total			1,057	3.67	125	9,736	5.18	1,621	10,793	5.03	1,745	5,638	6.53	1,184
Northern Territory	OP	100%	269	3.65	32	16,416	1.42	749	16,685	1.46	781	13,536	1.75	762
Northern Territory	UG	100%	—		—	5,115	5.39	887	5,115	5.39	887	4,284	4.45	613
Northern Territory Total			269	3.65	32	21,531	2.36	1,636	21,800	2.38	1,668	17,820	2.40	1,376
Australia Total			1,326	3.66	156	31,267	3.24	3,257	32,593	3.26	3,413	23,458	3.39	2,560

Kittilä	OP	100%	—		—	—		—	—		—	373	3.89	47
Kittilä	UG	100%	5,089	2.76	452	16,212	2.74	1,430	21,301	2.75	1,881	5,836	4.54	853
Kittilä Total			5,089	2.76	452	16,212	2.74	1,430	21,301	2.75	1,881	6,209	4.50	899
Kuotko	OP	100%	—		—	—		—	—		—	—		—
Barsele	OP	55%	—		—	3,178	1.08	111	3,178	1.08	111	2,260	1.25	91
Barsele	UG	55%	—		—	1,158	1.77	66	1,158	1.77	66	13,552	2.10	914
Barsele Total			—		—	4,335	1.27	176	4,335	1.27	176	15,811	1.98	1,005
Europe Total			5,089	2.76	452	20,547	2.43	1,606	25,636	2.50	2,058	22,020	2.69	1,904

Pinos Altos	OP	100%	—		—	2,801	0.92	83	2,801	0.92	83	482	1.23	19
Pinos Altos	UG	100%	—		—	12,355	1.87	744	12,355	1.87	744	2,432	2.02	158
Pinos Altos Total			—		—	15,157	1.70	827	15,157	1.70	827	2,914	1.89	177
La India	OP	100%	4,487	0.50	71	549	0.99	17	5,036	0.55	89	79	0.50	1
Tarachi	OP	100%	—		—	19,290	0.58	361	19,290	0.58	361	242	0.52	4
Chipriona	OP	100%	—		—	12,877	0.83	346	12,877	0.83	346	971	0.63	20
El Barqueño Gold	OP	100%	—		—	8,834	1.16	331	8,834	1.16	331	9,628	1.13	351
Santa Gertrudis	OP	100%	—		—	17,638	0.91	516	17,638	0.91	516	11,187	1.28	460
Santa Gertrudis	UG	100%	—		—	—		—	—		—	9,079	3.44	1,004
Santa Gertrudis Total			—		—	17,638	0.91	516	17,638	0.91	516	20,265	2.25	1,464
Total Mexico			4,487	0.50	71	74,344	1.00	2,397	78,831	0.97	2,469	34,099	1.84	2,016

Total Gold			107,566	1.33	4,609	1,070,889	1.15	39,635	1,178,455	1.17	44,244	311,100	2.63	26,301

OPERATION / PROJECT			MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
SILVER	Mining Method	AEM Share	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag	000 Tonnes	g/t	000 Oz Ag
LaRonde	UG	100%	—		—	5,959	7.55	1,446	5,959	7.55	1,446	2,942	21.16	2,001
Pinos Altos	OP	100%	—		—	2,801	17.88	1,610	2,801	17.88	1,610	482	26.73	414
Pinos Altos	UG	100%	—		—	12,355	48.35	19,204	12,355	48.35	19,204	2,432	32.45	2,537
Pinos Altos Total			—		—	15,157	42.71	20,814	15,157	42.71	20,814	2,914	31.50	2,951
La India	OP	100%	4,487	2.38	343	549	4.91	87	5,036	2.65	430	79	1.73	4
Chipriona	OP	100%	—		—	12,877	89.72	37,146	12,877	89.72	37,146	971	81.78	2,552
El Barqueño Silver	OP	100%	—		—	—		—	—		—	4,393	124.06	17,523
El Barqueño Gold	OP	100%	—		—	8,834	4.73	1,343	8,834	4.73	1,343	9,628	16.86	5,218
Santa Gertrudis	OP	100%	—		—	17,638	3.71	2,106	17,638	3.71	2,106	11,187	2.07	745
Santa Gertrudis	UG	100%	—		—	—		—	—		—	9,079	23.31	6,803
Santa Gertrudis Total			—		—	17,638	3.71	2,106	17,638	3.71	2,106	20,265	11.58	7,548
Total Silver			4,487	2.38	343	61,013	32.09	62,941	65,500	30.05	63,284	41,192	28.54	37,798

COPPER	Mining Method	AEM Share	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu	000 Tonnes	%	Tonnes Cu
LaRonde	UG	100%	—		—	5,959	0.11	6,496	5,959	0.11	6,496	2,942	0.34	10,053
Akasaba West	OP	100%	—		—	4,209	0.38	16,075	4,209	0.38	16,075	—		—
Upper Beaver	UG	100%	—		—	3,636	0.14	5,135	3,636	0.14	5,135	8,688	0.20	17,284
Chipriona	OP	100%	—		—	12,877	0.14	18,382	12,877	0.14	18,382	971	0.11	1,051
El Barqueño Gold	OP	100%	—		—	8,834	0.19	16,400	8,834	0.19	16,400	9,628	0.22	21,152
El Barqueño Silver	OP	100%	—		—	—		—	—		—	4,393	0.04	1,854
Total Copper			—		—	35,514	0.18	62,488	35,514	0.18	62,488	26,621	0.19	51,395

ZINC	Mining Method	AEM Share	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn	000 Tonnes	%	Tonnes Zn
LaRonde	UG	100%	—		—	5,959	0.50	29,866	5,959	0.5	29,866	2,942	0.98	28,726
Chipriona	OP	100%	—		—	12,877	0.76	98,106	12,877	0.76	98,106	971	0.72	6,982
Total Zinc			—		—	18,836	0.68	127,972	18,836	0.68	127,972	3,912	0.91	35,707

Assumptions used for the December 31, 2022 mineral reserve and mineral resource estimates reported by the Company

Metal Price for Mineral Reserve Estimation[1]
Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
$1,300	$18	$3.00	$1.00

1 Exceptions: US$1,350 per ounce of gold used for Hope Bay and Hammond Reef; US$1,250 per ounce of gold used for Akasaba West; US$1,200 per ounce of gold and US$2.75 per pound of copper used for Upper Beaver

	Metal Price for Mineral Resource Estimation[5]
Mines / Projects	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)
Operating mines held by Kirkland Lake Gold before the Merger[1]	$1,500	-	-	-
Operating mines held by Agnico Eagle Mines before the Merger[2]	$1,625	$22.50	$3.75	$1.25
Pipeline projects	$1,688[3]	$25.00[4]	$3.75	$1.25

1 Detour, Macassa, Fosterville, Northern Territory

2 LaRonde, LaRonde Zone 5, Goldex, Amaruq, Meliadine, Kittila, La India, Pinos Altos

3 Hope Bay, Anoki-McBean, Hammond Reef, Chipriona, Tarachi, Santa Gertrudis

4 Chipriona, Santa Gertrudis

5 Exceptions: US$1,667 per ounce of gold used for Canadian Malartic, Odyssey, Akasaba West, Upper Canada, El Barqueno Gold; US$1,533 per ounce of gold used for Barsele; US$500 per ounce of gold used for Aquarius. US$22.67 per ounce of silver El Barqueno Silver

Exchange rates[1]
C$ per US$1.00	Mexican peso per US$1.00		AUD per US$1.00		US$ per €1.00
$1.30	MXP	18.00	AUD	1.36	EUR	1.10

1 Exceptions: exchange rate of CAD$1.25 per US$1.00 used for Upper Beaver, Upper Canada and Holt Complex, Detour Zone 58N; CAD$1.11 per US$1.00 used for Aquarius; US$1.00 per EUR $1.15 used for Barsele

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2020 to December 31, 2022) of approximately $1,790 per ounce and $22.48 per ounce, respectively.

Mineral reserves are reported exclusive of mineral resources. Tonnage amounts and contained metal amounts set out in this table have been rounded to the nearest thousand, so may not aggregate to equal column totals. Mineral reserves are in-situ, taking into account all mining recoveries, before mill or heap leach recoveries. Underground mineral reserves and measured and indicated mineral resources are reported within mineable shapes and include internal and external dilution. Inferred mineral resources are reported within mineable shapes and include internal dilution. Mineable shape optimization parameters may differ for mineral reserves and mineral reserves.

The mineral reserves and mineral resources tonnages reported for silver, copper and zinc are a subset of the mineral reserves and mineral resources tonnages for gold. The Company's economic parameters follow the method accepted by the SEC by setting the maximum price allowed to be no more than the lesser of the three-year moving average and current spot price, which is a common industry standard. Given the current commodity price environment, Agnico Eagle continues to use more conservative gold and silver prices.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the Company's material mineral projects as at December 31, 2022, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral reserves and mineral resources and the risks that could materially affect the development of the mineral reserves and mineral resources required by sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) of NI 43-101 can be found in the Company's AIF and MD&A filed on SEDAR each of which forms a part of the Company's Form 40-F filed with the SEC on EDGAR and in the following technical reports filed on SEDAR in respect of the Company's material mineral properties: 2005 LaRonde Mineral Resource & Mineral Reserve Estimate Agnico-Eagle Mines Ltd. LaRonde Division (March 23, 2005); NI 43-101 Technical Report Canadian Malartic Mine, Québec, Canada (March 25, 2021); Technical Report on the December 31, 2009; Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Complex including the Amaruq Satellite Mine Development, Nunavut, Canada as at December 31, 2017 (February 14, 2018); the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada (February 11, 2015); the Detour Lake Operation, Ontario, Canada NI 43-101 Technical Report as at July 26, 2021 (October 15, 2021); and the Updated NI 43-101 Technical Report Fosterville Gold Mine in the State of Victoria, Australia as at December 31, 2018 (April 1, 2019).

APPENDIX – Recent selected exploration drill results from LaRonde Complex, Canadian Malartic, Goldex, Detour Lake, Meliadine, Amaruq, Hope Bay and Kittila

LaRonde and LZ5 mines at LaRonde Complex

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (capped)*	Copper grade (%)
LR-317-011	553.6	575.7	3,409	15.6	9.5	9.5	22.1	0.70
BZ-2022-025	981.8	1,002.8	884	12.8	2.1	2.1	0	0

*Results from the LaRonde mine's Zone 20N and the LZ5 mine use a capping factor of 30 g/t gold and 1,000 g/t silver. The copper value in this table is uncapped

East Gouldie deposit at Canadian Malartic's Odyssey Project

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
MEX22-238ZA	North of South	1,698.5	1,703.5	1,549	4.5	3.1	3.1
	South	1,724.7	1,760.0	1,579	31.8	3.0	3.0
MEX22-241Z	North	1,625.0	1,686.5	1,372	60.8	4.2	4.2
MEX22-241WZ	North	1,604.0	1,633.8	1,303	28.8	4.3	4.3
	South	1,672.2	1,693.0	1,336	20.1	1.9	1.9
MEX22-242ZA	South	1,722.0	1,764.0	1,515	35.6	3.1	3.1
MEX22-243	North	1,503.6	1,551.7	1,200	47.5	3.2	3.2
	South	1,583.0	1,619.5	1,246	36.2	1.6	1.6
MEX22-245WZA	North of North	1,728.9	1,732.5	1,475	3.3	5.1	5.1
	North	1,748.5	1,763.0	1,486	13.0	2.9	2.9
	South	1,775.5	1,819.5	1,504	38.9	4.0	4.0
MEX22-247	North	1,437.1	1,453.1	971	15.7	3.9	3.9
MEX22-247WA	North	1,419.0	1,446.0	926	26.9	4.6	4.6
MEX22-248	North	1,490.8	1,534.5	1,053	43.0	7.7	7.6
	South of North	1,574.0	1,584.5	1,092	10.3	3.2	3.2
	South of North	1,642.5	1,652.0	1,130	9.4	2.8	2.8
MEX22-251R	N-S unified	1,729.7	1,829.0	1,596	92.7	2.6	2.6

* Results from East Gouldie deposit use a capping factor of 20 g/t gold.

South Zone at Goldex

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
GD138-011	South Zone Sector 3	230.0	234.0	1,461	3.6	31.0	21.5

* Holes in the South Zone at Goldex use a capping factor of 95 g/t gold.

West Pit and West Pit Extension zones at Detour Lake

Zone	Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
West Pit	DLM22-512	532.0	576.0	446	39.9	3.9
	including	560.0	563.1	452	2.8	37.8
West Pit	DLM22-518	265.0	281.7	233	14.3	3.6
	including	272.0	281.7	236	8.3	5.9
	and	404.0	439.2	356	30.6	2.6
	including	404.0	414.0	345	8.7	6.7
West Pit	DLM22-522A	441.0	464.0	385	19.9	3.8
	including	461.0	464.0	393	2.6	21.0
West Pit	DLM22-532W	903.0	934.0	738	28.9	10.2
	including	921.8	927.0	743	4.8	56.6
West Pit	DLM22-540B	473.0	494.0	414	18.3	2.5
	including	473.0	478.9	408	5.1	7.6
	and	882.0	887.0	727	4.6	10.5
West Pit	DLM22-542A	503.0	507.0	426	3.5	48.2
	and	609.0	627.0	515	16.1	3.1
West Pit	DLM22-550A	312.0	319.3	262	6.4	8.6
	and	499.7	517.6	415	16.0	3.9
West Pit	DLM22-555	392.0	436.0	340	39.4	3.8
	including	417.0	424.8	345	7.0	15.4
West Pit	DLM22-556	572.8	594.3	463	19.8	4.7
West Pit	DLM22-558A	734.0	760.2	623	23.8	4.2
	including	734.0	738.0	615	3.6	10.3
	including	749.0	752.0	626	2.7	16.8
West Pit	DLM22-559	707.0	722.9	602	14.0	4.6
	including	711.0	717.6	601	5.8	10.1
West Pit	DLM22-569A	458.0	497.0	411	34.3	2.7
West Pit Extension	DLM22-533	838.2	880.7	744	35.3	2.6
	and	923.2	927.0	800	3.2	13.7
West Pit Extension	DLM22-544	828.0	846.6	678	17.2	2.9
	including	828.0	831.0	672	2.8	9.2
West Pit Extension	DLM22-547	714.8	762.0	662	38.8	2.2
	including	742.0	745.7	667	3.0	19.4
West Pit Extension	DLM22-560	813.4	817.0	791	2.5	15.2
	and	1,289.0	1,292.0	1,233	2.4	20.3

*Results from Detour Lake are uncapped.

F-Zone, Wesmeg and Normeg deposits at Meliadine

Drill hole	Deposit / Lode	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*

M22-3428	F-Zone	378.0	380.6	313	2.6	10.6	10.6
M22-3429	F-Zone	380.5	384.3	332	3.0	7.9	7.9
M22-3445	F-Zone	242.6	254.0	241	8.6	6.1	6.1
including		242.6	248.6	241	3.3	8.8	8.8
M22-3448	F-Zone	348.2	351.6	299	3.1	7.6	7.6
and	F-Zone	361.4	365.0	309	3.2	8.1	8.1
M22-3453	F-Zone	406.0	409.1	323	2.9	12.3	9.0
M22-3474	F-Zone	598.0	603.6	521	4.8	6.9	6.9
M22-3479	F-Zone	407.6	413.2	394	4.7	10.9	10.9
ML375-9664-D6B	Wesmeg	168.4	174.7	420	5.7	10.7	5.4
ML375-9664-D12	Normeg	124.2	126.9	446	2.3	8.7	8.7
and	Wesmeg	179.1	182.8	490	3.3	7.6	7.6
ML425-9736-D22	Normeg	256.0	260.2	610	3.6	12.2	12.2
ML450-9290-D12	Normeg	73.3	81.6	509	5.8	15.6	15.6
and	Wesmeg	195.7	198.6	624	2.5	9.9	9.9
ML450-9290-D10	Wesmeg	156.6	160.4	575	3.0	10.1	10.1

*Results from Meliadine use the following capping factors: 40 g/t gold for iron formations at Wesmeg; 120 g/t for mafic volcanics at Normeg; and 25 g/t for iron formations at F-Zone

Whale Tail and IVR deposits at Amaruq

Drill hole	Zone / deposit	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
AMQ22-2876A	WT	1,051.0	1,069.2	1,000	9.1	7.4	7.4
AMQ22-2877A	V2 / IVR	842.7	855.9	778	11.0	21.8	10.3

*The capping factor for holes at Amaruq ranges from 10 g/t to 100 g/t gold depending on the zone.

Doris and Madrid deposits at Hope Bay

Drill hole	Deposit / Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
HBBCO22-084	Doris / BTD Ext WL	102.0	107.0	412	4.9	11.6	11.6
and	Doris / BTD Ext WL	120.0	126.0	417	5.7	13.6	13.6
HBD22-037**	Doris / Connector	613.2	629.0	459	15.8	7.7	7.3
HBM22-047	Madrid / Naartok East	872.0	878.0	599	5.2	7.2	7.2
HBM22-049	Madrid / Suluk	560.5	563.5	391	2.9	13.9	13.9
and	Madrid / Suluk	845.7	848.7	554	2.8	7.9	7.9

*Results from the Doris and Madrid deposits at Hope Bay use a capping factor of 50 g/t gold.

** Previously released on Oct. 26, 2022.

Main and Sisar zones in the Roura and Rimpi areas at Kittila

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*
RIE22-701F	Sisar Deep Rimpi	1,020.8	1,043.0	1,908	10.2	10.3
RUG22-501	Main Roura	84.3	99.0	979	11.9	6.5
and	Sisar Roura	132.0	144.0	958	9.6	5.8

*Results from the Kittila mine are uncapped.

EXPLORATION DRILL COLLAR COORDINATES

Drill hole	UTM East*	UTM North*	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)

LaRonde Complex
LR-317-011	6735	2889	-3,466	203	-31	620
BZ-2022-025	687178	5346983	310	331	-73	1,113
Canadian Malartic
MEX22-238ZA	718201	5334350	310	147	-78	1,812
MEX22-241Z	717847	5334653	309	194	-68	1,794
MEX22-241WZ	717847	5334653	309	194	-68	1,765
MEX22-242ZA	718320	5334540	308	207	-66	1,803
MEX22-243	717571	5334672	309	177	-60	1,758
MEX22-245WZA	717934	5334661	308	184	-71	1,900
MEX22-247	717570	5334672	309	186	-50	1,602
MEX22-247WA	717570	5334672	309	186	-50	1,620
MEX22-248	717462	5334732	309	181	-52	1,658
MEX22-251R	717440	5334730	310	180	-73	1,956
Goldex
GD138011	286911	5330369	-1,067	14	-27	401
Detour Lake
DLM22-512	587605	5541778	286	172	-60	1,050
DLM22-518	587762	5541807	286	178	-59	1,192
DLM22-522A	587799	5542048	287	178	-62	1,176
DLM22-532W	587560	5541980	288	179	-63	1,302
DLM22-533	585319	5542281	291	187	-59	1,126
DLM22-540B	587761	5541894	287	180	-64	1,191
DLM22-542A	587682	5541841	287	176	-62	999
DLM22-544	586397	5542191	295	190	-61	1,146
DLM22-547	585759	5542130	290	192	-66	1,041
DLM22-550A	587645	5541729	286	177	-61	981
DLM22-555	587643	5541890	287	175	-57	591
DLM22-556	587923	5541838	286	175	-57	1,125
DLM22-558A	587840	5541980	287	176	-63	1,306
DLM22-559	587441	5541927	288	175	-62	1,200
DLM22-560	586211	5542249	296	187	-78	1,467
DLM22-569A	587640	5542028	288	179	-63	1,170
Meliadine
M22-3428	542427	6986659	-3	205	-59	420
M22-3429	542427	6986659	-3	206	-65	438
M22-3445	542495	6986443	-3	188	-76	273
M22-3448	542538	6986635	-2	204	-67	465
M22-3453	542477	6986681	-1	196	-61	450
M22-3474	542625	6986903	2	208	-65	672
M22-3479	542539	6986636	-2	211	-80	513
ML375-9664-D6B	539665	6988398	-341	169	-47	209
ML375-9664-D12	539664	6988402	-340	202	-57	237
ML425-9736-D22	539709	6988793	-439	220	-44	278
ML450-9290-D10	539291	6988467	-434	206	-64	182
ML450-9290-D12	539292	6988466	-433	155	-78	221
Amaruq
AMQ22-2876A	607855	7256013	169	314	-70	999
AMQ22-2877A	606120	7255600	161	129	-75	1,143
Hope Bay
HBBCO22-084	433686	7559973	-351	88	-11	222
HBD-22-037	433365	7559593	122	102	-66	690
HBM22-047	432645	7550957	63	95	-54	1,022
HBM22-049	434104	7549570	51	50	-52	1,001
Kittila
RIE22-701F	558716	7538709	-789	85	-70	1,093
RUG22-501	2558787	7537664	-800	127	26	169

* Coordinate Systems: Mine grid for LaRonde mine; NAD 83 UTM Zone 17N for LZ5 mine and Canadian Malartic; NAD 1983 UTM Zone 17N for Detour Lake; NAD 1983 UTM Zone 14N for Meliadine; NAD 1983 UTM Zone 13N for Hope Bay; Finnish Coordinate System KKJ Zone 2 for Kittila.

APPENDIX – FINANCIAL INFORMATION

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Operating margin(i):
Revenues from mining operations	$1,384,719	$951,531	$5,741,162	$3,869,625
Production costs	666,877	467,068	2,643,321	1,773,121
Total operating margin(i)	717,842	484,463	3,097,841	2,096,504
Operating margin(i) by mine:
Quebec
LaRonde mine	68,917	87,070	340,538	422,185
LaRonde Zone 5 mine	12,814	17,557	57,473	64,856
Canadian Malartic mine(ii)	83,535	96,252	340,203	403,018
Goldex mine	35,533	39,182	146,682	145,223
Ontario
Detour Lake mine	185,305	—	699,038	—
Macassa mine	44,027	—	197,254	—
Nunavut
Meliadine mine	95,084	115,912	359,572	427,944
Meadowbank Complex	42,402	25,872	202,340	183,972
Hope Bay mine	—	(4,938)	144	32,321
Australia
Fosterville mine	104,967	—	440,722	—
Europe
Kittila mine	24,524	54,411	197,008	221,914
Mexico
Pinos Altos mine	13,393	27,656	55,341	117,958
Creston Mascota mine	227	2,628	2,533	19,619
La India mine	7,114	22,861	58,993	57,494
Total operating margin(i)	717,842	484,463	3,097,841	2,096,504
Amortization of property, plant and mine development	269,700	191,619	1,094,691	738,129
Impairment loss	55,000	—	55,000	—
Exploration, corporate and other	114,260	103,623	832,727	425,652
Income before income and mining taxes	278,882	189,221	1,115,423	932,723
Income and mining taxes expense	73,873	87,863	445,174	370,778
Net income for the period	$205,009	$101,358	$670,249	$561,945
Net income per share — basic	$0.45	$0.41	$1.53	$2.31
Net income per share — diluted	$0.45	$0.41	$1.53	$2.30

Cash flows:
Cash provided by operating activities	$380,500	$262,114	$2,096,636	$1,345,308
Cash used in investing activities	$(412,685)	$(247,599)	$(710,458)	$(1,264,003)
Cash used in financing activities	$(134,703)	$(70,543)	$(914,853)	$(297,242)

Realized prices:
Gold (per ounce)	$1,728	$1,795	$1,797	$1,794
Silver (per ounce)	$21.51	$23.08	$21.63	$25.07
Zinc (per tonne)	$2,979	$3,258	$3,440	$2,947
Copper (per tonne)	$8,206	$10,120	$8,381	$9,724

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Payable production(iii):
Gold (ounces):
Quebec
LaRonde mine	62,922	64,081	284,780	308,946
LaRonde Zone 5 mine	17,247	18,305	71,557	70,788
Canadian Malartic mine(ii)	86,439	88,933	329,396	357,392
Goldex mine	36,291	35,921	141,502	134,053
Ontario
Detour Lake mine	179,737	—	651,182	—
Macassa mine	43,308	—	180,833	—
Nunavut
Meliadine mine	103,397	101,843	372,874	391,687
Meadowbank Complex	94,328	69,238	373,785	324,808
Hope Bay mine	—	705	—	56,229
Australia
Fosterville mine	88,634	—	338,327	—
Europe
Kittila mine	44,724	63,172	216,947	239,240
Mexico
Pinos Altos mine	25,291	32,741	96,522	126,932
Creston Mascota mine	451	2,333	2,630	12,801
La India mine	16,669	24,660	74,672	63,529
Total gold (ounces)	799,438	501,932	3,135,007	2,086,405

Silver (thousands of ounces):
Quebec
LaRonde mine	142	151	609	724
LaRonde Zone 5 mine	7	5	13	14
Canadian Malartic mine(ii)	57	69	245	290
Goldex mine	—	1	2	2
Ontario
Detour Lake mine	32	—	125	—
Macassa mine	5	—	17	—
Nunavut
Meliadine mine	8	8	35	30
Meadowbank Complex	28	22	103	94
Hope Bay mine	—	2	—	4
Australia
Fosterville mine	6	—	32	—
Europe
Kittila mine	3	3	13	11
Mexico
Pinos Altos mine	242	318	1,014	1,285
Creston Mascota mine	1	15	7	105
La India mine	11	19	77	48
Total silver (thousands of ounces)	542	613	2,292	2,607

Zinc (tonnes)	2,450	1,408	8,195	8,837
Copper (tonnes)	701	599	2,901	2,955

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Payable metal sold(iv):
Gold (ounces):
Quebec
LaRonde mine	59,565	75,388	281,495	333,464
LaRonde Zone 5 mine	18,747	17,850	72,184	67,588
Canadian Malartic mine(ii)	84,697	81,977	317,192	336,416
Goldex mine	34,946	35,500	139,530	134,385
Ontario
Detour Lake mine	174,803	—	659,457	—
Macassa mine	43,197	—	181,516	—
Nunavut
Meliadine mine	102,933	103,531	377,711	378,048
Meadowbank Complex	99,434	77,611	361,457	329,281
Hope Bay mine	—	8,019	98	65,201
Australia
Fosterville mine	81,750	—	356,335	—
Europe
Kittila mine	46,560	55,363	226,366	230,570
Mexico
Pinos Altos mine	26,080	29,901	99,033	127,106
Creston Mascota mine	240	2,385	2,344	13,684
La India mine	15,950	24,640	73,875	64,888
Total gold (ounces)	788,902	512,165	3,148,593	2,080,631

Silver (thousands of ounces):
Quebec
LaRonde mine	147	153	622	721
LaRonde Zone 5 mine	5	4	12	12
Canadian Malartic mine(ii)	59	58	243	259
Goldex mine	1	1	2	2
Ontario
Detour Lake mine	34	—	168	—
Macassa mine	1	—	14	—
Nunavut
Meliadine mine	8	8	34	32
Meadowbank Complex	26	22	100	97
Hope Bay mine	—	3	—	3
Australia
Fosterville mine	5	—	23	—
Europe
Kittila mine	3	3	13	10
Mexico
Pinos Altos mine	285	298	1,035	1,295
Creston Mascota mine	—	14	10	128
La India mine	11	16	78	50
Total silver (thousands of ounces):	585	580	2,354	2,609

Zinc (tonnes)	1,915	2,524	6,727	10,803
Copper (tonnes)	720	608	2,916	2,973

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Total cash costs per ounce of gold produced — co-product basis(v):
Quebec
LaRonde mine	$1,009	$874	$850	$717
LaRonde Zone 5 mine	1,170	797	1,025	794
Canadian Malartic mine(ii)	802	694	803	684
Goldex mine	765	679	765	684
Ontario
Detour Lake mine	678	—	663	—
Macassa mine	758	—	684	—
Nunavut
Meliadine mine(vi)	856	658	865	637
Meadowbank Complex(vii)	1,424	1,441	1,216	1,209
Hope Bay mine	—	1,829	—	1,064
Australia
Fosterville mine	415	—	379	—
Europe
Kittila mine	1,331	812	981	836
Mexico
Pinos Altos mine	1,471	1,114	1,477	1,110
Creston Mascota mine	1,098	941	853	636
La India mine	1,387	858	1,078	959
Weighted average total cash costs per ounce of gold produced	$895	$867	$825	$829

Total cash costs per ounce of gold produced — by-product basis(v):
Quebec
LaRonde mine	$741	$627	$623	$476
LaRonde Zone 5 mine	1,164	793	1,021	790
Canadian Malartic mine(ii)	789	676	787	663
Goldex mine	765	679	765	684
Ontario
Detour Lake mine	674	—	657	—
Macassa mine	758	—	683	—
Nunavut
Meliadine mine(vi)	855	656	863	634
Meadowbank Complex(vii)	1,418	1,434	1,210	1,201
Hope Bay mine	—	1,829	—	1,063
Australia
Fosterville mine	414	—	378	—
Europe
Kittila mine	1,330	812	980	835
Mexico
Pinos Altos mine	1,255	888	1,249	858
Creston Mascota mine	1,030	796	793	408
La India mine	1,369	840	1,056	939
Weighted average total cash costs per ounce of gold produced	$863	$814	$793	$770

Notes:

(i) Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company’s use of operating margin and Reconciliation of Non-GAAP Financial Performance Measures - Reconciliation of Operating Margin to Net Income for a reconciliation of this measure to the recent IFRS measure.

(ii) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii) Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period. Payable production for the twelve months ended December 31, 2021 includes 24,057 ounces of gold from the Tiriganiaq open pit deposit at the Meliadine mine, which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021. Payable production for the three and twelve months ended December 31, 2021 include 1,608 and 1,956 ounces of gold from the Amaruq Underground project at the Meadowbank Complex, respectively, which were produced prior to the achievement of commercial production at the Amaruq Underground project on August 1, 2022.

(iv) The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter return royalty held by Osisko Gold Royalties Ltd. The Detour Lake mine's payable metal sold excludes the 2% net smelter royalty held by Franco-Nevada Corporation. The Macassa mine's payable metal sold excludes the 1.5% net smelter royalty held by Franco-Nevada Corporation.

(v) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company’s calculation and use of total cash cost per ounce of gold produced and Reconciliation of Non-GAAP Financial Performance Measures - Reconciliation of Production Costs to Total Cash Cost per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Cost per Tonne by Mine for a reconciliation of these measures to the recent IFRS measure.

(vi) The Meliadine mine's cost calculations per ounce of gold produced for the year ended December 31, 2021 excludes 24,057 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021

(vii) The Meadowbank Complex's cost calculations per ounce of gold produced for the three months and year ended December 31, 2021 excludes 1,608 and 1,956 ounces of gold from the Amaruq Underground project at the Meadowbank complex, respectively, which were produced prior to the achievement of commercial production at the Amaruq Underground project on August 1, 2022.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at	As at
	December 31, 2022	December 31, 2021
		Restated(i)
ASSETS
Current assets:
Cash and cash equivalents	$658,625	$185,786
Trade receivables	8,579	13,545
Inventories	1,209,075	878,944
Income taxes recoverable	35,054	7,674
Fair value of derivative financial instruments	8,774	12,305
Other current assets	259,952	204,134
Total current assets	2,180,059	1,302,388
Non-current assets:
Goodwill	2,044,123	407,792
Property, plant and mine development	18,459,400	7,675,595
Investments	332,742	343,509
Deferred income tax asset	11,574	133,608
Other assets	466,910	353,198
Total assets	$23,494,808	$10,216,090

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$672,503	$414,673
Share based liabilities	15,148	—
Interest payable	16,496	12,303
Income taxes payable	4,187	47,213
Current portion of long-term debt	100,000	225,000
Reclamation provision	23,508	7,547
Lease obligations	36,466	32,988
Fair value of derivative financial instruments	78,114	22,089
Total current liabilities	946,422	761,813
Non-current liabilities:
Long-term debt	1,242,070	1,340,223
Reclamation provision	878,328	722,449
Lease obligations	114,876	98,445
Share based liabilities	17,277	—
Deferred income and mining tax liabilities	3,981,875	1,223,128
Other liabilities	72,615	70,261
Total liabilities	7,253,463	4,216,319

EQUITY
Common shares:
Outstanding — 457,160,104 common shares issued, less 694,808 shares held in trust	16,251,221	5,863,512
Stock options	197,430	191,112
Contributed surplus	23,280	37,254
Deficit	(201,580)	(146,383)
Other reserves	(29,006)	54,276
Total equity	16,241,345	5,999,771
Total liabilities and equity	$23,494,808	$10,216,090

Note:

(i)  Certain previously reported line items have been restated to reflect the retrospective application of amendments to IAS 16.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
		Restated(i)		Restated(i)
REVENUES
Revenues from mining operations	$1,384,719	$951,531	$5,741,162	$3,869,625

COSTS AND EXPENSES
Production(ii)	666,877	467,068	2,643,321	1,773,121
Exploration and corporate development	70,922	41,722	271,117	152,514
Amortization of property, plant and mine development	269,700	191,619	1,094,691	738,129
General and administrative	54,582	34,430	220,861	142,003
Finance costs	20,043	23,833	82,935	92,042
(Gain) Loss on derivative financial instruments	(83,771)	(24,263)	90,692	11,103
Impairment loss	55,000	—	55,000	—
Foreign currency translation loss (gain)	11,680	12,788	(16,081)	5,672
Care and maintenance	11,644	—	41,895	—
Other expenses	29,160	15,113	141,308	22,318
Income before income and mining taxes	278,882	189,221	1,115,423	932,723
Income and mining taxes expense	73,873	87,863	445,174	370,778
Net income for the period	$205,009	$101,358	$670,249	$561,945

Net income per share - basic	$0.45	$0.41	$1.53	$2.31
Net income per share - diluted	$0.45	$0.41	$1.53	$2.30

Weighted average number of common shares outstanding (in thousands):
Basic	455,558	244,567	437,678	243,708
Diluted	456,439	245,323	438,533	244,732

Notes:

(i) Certain previously reported line items have been restated to reflect the retrospective application of amendments to IAS 16.

(ii) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

 CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
		Restated(i)		Restated(i)
OPERATING ACTIVITIES
Net income for the period	$205,009	$101,358	670,249	$561,945
Add (deduct) adjusting items:
Amortization of property, plant and mine development	269,700	191,619	1,094,691	738,129
Deferred income and mining taxes	38,222	25,672	168,098	188,966
Unrealized (gain) loss on currency and commodity derivatives	(109,816)	59	59,556	44,397
Unrealized (gain) loss on warrants	(4,674)	(14,704)	9,820	16,736
Stock-based compensation	5,558	12,771	48,570	57,799
Impairment loss	55,000	—	55,000	—
Foreign currency translation loss (gain)	11,680	12,788	(16,081)	5,672
Other	14,858	7,005	25,965	12,868
Changes in non-cash working capital balances:
Trade receivables	(2,430)	(647)	12,110	(1,678)
Income taxes	(39,513)	8,327	(35,010)	(62,424)
Inventories	(54,978)	(9,806)	(46,236)	(185,090)
Other current assets	33,650	49,023	(10,756)	(31,354)
Accounts payable and accrued liabilities	(38,490)	(108,727)	59,460	(75)
Interest payable	(3,276)	(12,624)	1,200	(583)
Cash provided by operating activities	380,500	262,114	2,096,636	1,345,308

INVESTING ACTIVITIES
Additions to property, plant and mine development	(400,831)	(237,289)	(1,538,237)	(896,998)
Cash and cash equivalents acquired in Kirkland acquisition	—	—	838,732	—
Acquisition of TMAC Resources Inc., net of cash and cash equivalents	—	—	—	(185,898)
Advance to TMAC Resources Inc. to fund repayment of debt	—	—	—	(105,000)
Payment to repurchase the Hope Bay royalty	—	—	—	(50,000)
Proceeds from sale of property, plant and mine development	214	1,647	1,019	2,696
Net purchases of short-term investments	(1,494)	(3,176)	(4,608)	(1,352)
Net proceeds from sale of equity securities	—	1,188	—	5,361
Purchases of equity securities and other investments	(10,574)	(9,969)	(47,364)	(39,889)
Payments for financial assets at amortized cost	—	—	—	(16,000)
Proceeds from loan repayment	—	—	40,000	—
Decrease in restricted cash	—	—	—	23,077
Cash used in investing activities	(412,685)	(247,599)	(710,458)	(1,264,003)

FINANCING ACTIVITIES
Proceeds from Credit Facility	—	145,000	100,000	595,000
Repayment of Credit Facility	—	(145,000)	(100,000)	(595,000)
Repayment of Senior Notes	—	—	(225,000)	—
Long-term debt financing costs	—	(2,553)	—	(2,553)
Repayment of lease obligations	(8,676)	(7,726)	(33,701)	(25,020)
Dividends paid	(143,603)	(69,564)	(608,307)	(275,158)
Repurchase of common shares	(4,999)	—	(109,955)	(34,606)
Proceeds on exercise of stock options	17,837	4,743	41,845	21,707
Common shares issued	4,738	4,557	20,265	18,388
Cash used in financing activities	(134,703)	(70,543)	(914,853)	(297,242)
Effect of exchange rate changes on cash and cash equivalents	3,755	302	1,514	(804)
Net (decrease) increase in cash and cash equivalents during the period	(163,133)	(55,726)	472,839	(216,741)
Cash and cash equivalents, beginning of period	821,758	241,512	185,786	402,527
Cash and cash equivalents, end of period	$658,625	$185,786	$658,625	$185,786

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$20,051	$35,360	$67,510	$85,109
Income and mining taxes paid	$78,526	$54,760	$316,743	$246,084

Note:

(i)  Certain previously reported line items have been restated to reflect the retrospective application of amendments to IAS 16.

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

Refer to Note to Investors Concerning Certain Measures of Performance for details on the composition, usefulness and other information regarding the Company's use of non-GAAP financial performance measures.

The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the consolidated statements of income in accordance with IFRS.

Total Production Costs by Mine

	Three Months Ended December 31,		Year Ended December 31,
(thousands of United States dollars)	2022	2021	2022	2021
Quebec
LaRonde mine	$49,692	$62,402	$213,393	$232,392
LaRonde Zone 5 mine	20,164	14,571	72,096	56,380
LaRonde Complex	69,856	76,973	285,489	288,772
Canadian Malartic mine(i)	63,877	61,270	235,735	242,589
Goldex mine	24,786	25,184	103,830	96,181
Ontario
Detour Lake mine	118,573	—	489,703	—
Macassa mine	30,926	—	129,774	—
Nunavut
Meliadine mine	81,246	69,275	318,141	250,822
Meadowbank Complex	128,692	113,742	442,681	408,863
Hope Bay mine	—	19,143	—	83,118
Australia
Fosterville mine	34,131	—	204,649	—
Europe
Kittila mine	56,273	44,998	210,661	192,742
Mexico
Pinos Altos mine	37,567	32,698	144,489	141,488
Creston Mascota mine	200	1,966	1,943	8,165
La India mine	20,750	21,819	76,226	60,381
Production costs per the consolidated statements of income	$666,877	$467,068	$2,643,321	$1,773,121

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

(thousands of United States dollars, except as noted)

LaRonde mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		62,922		64,081		284,780		308,946
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$49,692	$790	$62,402	$974	$213,393	$749	$232,392	$752
Inventory adjustments(ii)	3,878	62	(8,149)	(127)	6,569	23	(19,807)	(64)
Realized gains and losses on hedges of production costs	5,439	86	(2,122)	(33)	6,879	24	(9,923)	(32)
Other adjustments(vi)	4,504	71	3,894	60	15,331	54	18,905	61
Cash operating costs (co-product basis)	$63,513	$1,009	$56,025	$874	$242,172	$850	$221,567	$717
By-product metal revenues	(16,877)	(268)	(15,816)	(247)	(64,654)	(227)	(74,499)	(241)
Cash operating costs (by-product basis)	$46,636	$741	$40,209	$627	$177,518	$623	$147,068	$476

LaRonde mine Per Tonne	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				377				463				1,670				1,837
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$49,692		$132		$62,402		$135		$213,393		$128		$232,392		$127
Production costs (C$)	C$	67,121	C$	178	C$	78,645	C$	170	C$	278,014	C$	166	C$	291,681	C$	159
Inventory adjustments (C$)(ii)		4,988		13		(9,171)		(20)		5,360		3		(21,969)		(12)
Other adjustments (C$)(vi)		(3,003)		(8)		(2,360)		(5)		(12,208)		(7)		(11,921)		(7)
Minesite operating costs (C$)	C$	69,106	C$	183	C$	67,114	C$	145	C$	271,166	C$	162	C$	257,791	C$	140

LaRonde Zone 5 mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		17,247		18,305		71,557		70,788
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$20,164	$1,169	$14,571	$796	$72,096	$1,008	$56,380	$796
Inventory adjustments(ii)	(1,302)	(75)	442	24	(503)	(7)	2,009	28
Realized gains and losses on hedges of production costs	1,267	73	(502)	(27)	1,602	22	(2,346)	(32)
Other adjustments(vi)	54	3	77	4	136	2	171	2
Cash operating costs (co-product basis)	$20,183	$1,170	$14,588	$797	$73,331	$1,025	$56,214	$794
By-product metal revenues	(105)	(6)	(75)	(4)	(259)	(4)	(288)	(4)
Cash operating costs (by-product basis)	$20,078	$1,164	$14,513	$793	$73,072	$1,021	$55,926	$790

LaRonde Zone 5 mine Per Tonne	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				281				276				1,146				1,124
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$20,164		$72		$14,571		$53		$72,096		$63		$56,380		$50
Production costs (C$)	C$	27,123	C$	97	C$	18,334	C$	66	C$	93,655	C$	82	C$	70,770	C$	63
Inventory adjustments (C$)(ii)		(1,548)		(6)		590		2		(289)		(1)		2,447		2
Minesite operating costs (C$)	C$	25,575	C$	91	C$	18,924	C$	68	C$	93,366	C$	81	C$	73,217	C$	65

LaRonde Complex Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		80,169		82,386		356,337		379,734
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$69,856	$871	$76,973	$934	$285,489	$801	$288,772	$760
Inventory adjustments(ii)	2,576	32	(7,707)	(93)	6,066	17	(17,798)	(47)
Realized gains and losses on hedges of production costs	6,706	84	(2,624)	(32)	8,481	24	(12,269)	(32)
Other adjustments(vi)	4,558	57	3,971	48	15,467	43	19,076	51
Cash operating costs (co-product basis)	$83,696	$1,044	$70,613	$857	$315,503	$885	$277,781	$732
By-product metal revenues	(16,982)	(212)	(15,891)	(193)	(64,913)	(182)	(74,787)	(197)
Cash operating costs (by-product basis)	$66,714	$832	$54,722	$664	$250,590	$703	$202,994	$535

LaRonde Complex Per Tonne	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				658				739				2,816				2,961
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$69,856		$106		$76,973		$104		$285,489		$101		$288,772		$98
Production costs (C$)	C$	94,244	C$	143	C$	96,979	C$	131	C$	371,669	C$	132	C$	362,451	C$	122
Inventory adjustments (C$)(ii)		3,440		5		(8,581)		(12)		5,071		1		(19,522)		(6)
Other adjustments (C$)(vi)		(3,003)		(4)		(2,360)		(3)		(12,208)		(4)		(11,921)		(4)
Minesite operating costs (C$)	C$	94,681	C$	144	C$	86,038	C$	116	C$	364,532	C$	129	C$	331,008	C$	112

Canadian Malartic mine Per Ounce of Gold Produced(i)	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		86,439		88,933		329,396		357,392
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$63,877	$739	$61,270	$689	$235,735	$716	$242,589	$679
Inventory adjustments(ii)	(2,289)	(26)	449	5	(1,867)	(6)	1,213	3
Realized gains and losses on hedges of production costs	—	—	—	—	—	—	(78)	—
Other adjustments(vi)	7,717	89	—	—	30,568	93	557	2
Cash operating costs (co-product basis)	$69,305	$802	$61,719	$694	$264,436	$803	$244,281	$684
By-product metal revenues	(1,115)	(13)	(1,639)	(18)	(5,087)	(16)	(7,233)	(21)
Cash operating costs (by-product basis)	$68,190	$789	$60,080	$676	$259,349	$787	$237,048	$663

Canadian Malartic mine Per Tonne(i)	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				2,475				2,765				9,770				11,130
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$63,877		$26		$61,270		$22		$235,735		$24		$242,589		$22
Production costs (C$)	C$	84,510	C$	34	C$	77,571	C$	28	C$	302,734	C$	31	C$	307,005	C$	28
Inventory adjustments (C$)(ii)		208		—		576		—		902		—		2,042		—
Other adjustments (C$)(vi)		7,048		3		—		—		35,981		4		—		—
Minesite operating costs (C$)	C$	91,766	C$	37	C$	78,147	C$	28	C$	339,617	C$	35	C$	309,047	C$	28

Goldex mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		36,291		35,921		141,502		134,053
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$24,786	$683	$25,184	$701	$103,830	$734	$96,181	$717
Inventory adjustments(ii)	533	15	110	3	1,227	9	(264)	(2)
Realized gains and losses on hedges of production costs	2,410	66	(942)	(26)	3,048	21	(4,407)	(33)
Other adjustments(vi)	44	1	54	1	199	1	206	2
Cash operating costs (co-product basis)	$27,773	$765	$24,406	$679	$108,304	$765	$91,716	$684
By-product metal revenues	(17)	—	(13)	—	(48)	—	(42)	—
Cash operating costs (by-product basis)	$27,756	$765	$24,393	$679	$108,256	$765	$91,674	$684

Goldex mine Per Tonne	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				748				729				2,940				2,874
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$24,786		$33		$25,184		$35		$103,830		$35		$96,181		$33
Production costs (C$)	C$	33,532	C$	45	C$	31,737	C$	44	C$	135,084	C$	46	C$	120,667	C$	42
Inventory adjustments (C$)(ii)		802		1		146		—		1,818		1		(374)		—
Minesite operating costs (C$)	C$	34,334	C$	46	C$	31,883	C$	44	C$	136,902	C$	47	C$	120,293	C$	42

Detour Lake Mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		179,737		—		651,182		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$118,573	$660	$—	$—	$489,703	$752	$—	$—
Inventory adjustments(ii)	(183)	(1)	—	—	(8,195)	(13)	—	—
Purchase price allocation to inventory(v)	(2,552)	(14)	—	—	(74,509)	(113)	—	—
Other adjustments(vi)	6,095	33	—	—	24,483	37	—	—
Cash operating costs (co-product basis)	$121,933	$678	$—	$—	$431,482	$663	$—	$—
By-product metal revenues	(756)	(4)	—	—	(3,712)	(6)	—	—
Cash operating costs (by-product basis)	$121,177	$674	$—	$—	$427,770	$657	$—	$—

Detour Lake Mine Per Tonne	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				6,488				—				22,782				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$118,573		$18		$—		$—		$489,703		$21		$—		$—
Production costs (C$)	C$	161,425	C$	25	C$	—	C$	—	C$	637,567	C$	28	C$	—	C$	—
Inventory adjustments (C$)(ii)		277		—		—		—		(8,782)		—		—		—
Purchase price allocation to inventory(C$)(v)		(3,474)		(1)		—		—		(95,791)		(4)		—		—
Other adjustments (C$)(vi)		8,230		1		—		—		31,917		1		—		—
Minesite operating costs (C$)	C$	166,458	C$	25	C$	—	C$	—	C$	564,911	C$	25	C$	—	C$	—

Macassa Mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		43,308		—		180,833		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$30,926	$714	$—	$—	$129,774	$718	$—	$—
Inventory adjustments(ii)	586	14	—	—	38	—	—	—
Purchase price allocation to inventory(vi)	—	—	—	—	(10,326)	(57)	—	—
Other adjustments(vi)	1,315	30	—	—	4,237	23	—	—
Cash operating costs (co-product basis)	$32,827	$758	$—	$—	$123,723	$684	$—	$—
By-product metal revenues	(22)	—	—	—	(298)	(1)	—	—
Cash operating costs (by-product basis)	$32,805	$758	$—	$—	$123,425	$683	$—	$—

Macassa Mine Per Tonne	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				70				—				280				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$30,926		$442		$—		$—		$129,774		$463		$—		$—
Production costs (C$)	C$	41,578	C$	594	C$	—	C$	—	C$	168,400	C$	602	C$	—	C$	—
Inventory adjustments (C$)(ii)		852		12		—		—		533		2		—		—
Purchase price allocation to inventory(C$)(vi)		—		—		—		—		(13,248)		(47)		—		—
Other adjustments (C$)(vi)		1,791		26		—		—		5,538		20		—		—
Minesite operating costs (C$)	C$	44,221	C$	632	C$	—	C$	—	C$	161,223	C$	577	C$	—	C$	—

Meliadine mine Per Ounce of Gold Produced(vii)	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		103,397		101,843		372,874		367,630
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$81,246	$786	$69,275	$680	$318,141	$853	$250,822	$682
Inventory adjustments(ii)	2,293	22	653	7	653	2	9,686	26
Realized gains and losses on hedges of production costs	4,937	48	(3,018)	(30)	3,500	9	(12,674)	(34)
IAS 16 amendments(iv)	—	—	—	—	—	—	(14,059)	(38)
Other adjustments(vi)	70	—	63	1	313	1	252	1
Cash operating costs (co-product basis)	$88,546	$856	$66,973	$658	$322,607	$865	$234,027	$637
By-product metal revenues	(181)	(1)	(198)	(2)	(753)	(2)	(808)	(3)
Cash operating costs (by-product basis)	$88,365	$855	$66,775	$656	$321,854	$863	$233,219	$634

Meliadine mine Per Tonne(viii)	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				475				462				1,757				1,501
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$81,246		$171		$69,275		$150		$318,141		$181		$250,822		$167
Production costs (C$)	C$	107,318	C$	226	C$	87,082	C$	188	C$	407,871	C$	232	C$	315,720	C$	210
Inventory adjustments (C$)(ii)		3,512		7		810		2		2,510		2		11,784		7
IAS 16 amendments (C$)(iv)		—		—		—		—		—		—		(17,706)		(11)
Minesite operating costs (C$)	C$	110,830	C$	233	C$	87,892	C$	190	C$	410,381	C$	234	C$	309,798	C$	206

Meadowbank Complex Per Ounce of Gold Produced(ix)	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		94,328		67,630		373,785		322,852
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$128,692	$1,364	$113,742	$1,682	$442,681	$1,184	$408,863	$1,266
Inventory adjustments(ii)	2,505	27	(7,872)	(116)	14,807	40	(548)	(2)
Realized gains and losses on hedges of production costs	3,067	33	(3,823)	(57)	(1,691)	(4)	(14,256)	(44)
Operational care & maintenance due to COVID-19(iii)	—	—	(2,612)	(39)	(1,436)	(4)	(2,612)	(8)
IAS 16 amendments(iv)	—	—	(2,039)	(30)	—	—	(2,374)	(7)
Other adjustments(vi)	21	—	73	1	34	—	1,117	4
Cash operating costs (co-product basis)	$134,285	$1,424	$97,469	$1,441	$454,395	$1,216	$390,190	$1,209
By-product metal revenues	(558)	(6)	(507)	(7)	(2,127)	(6)	(2,414)	(8)
Cash operating costs (by-product basis)	$133,727	$1,418	$96,962	$1,434	$452,268	$1,210	$387,776	$1,201

Meadowbank Complex Per Tonne(x)	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				923				782				3,739				3,556
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$128,692		$139		$113,742		$145		$442,681		$118		$408,863		$115
Production costs (C$)	C$	176,450	C$	191	C$	143,939	C$	184	C$	574,895	C$	154	C$	515,800	C$	145
Inventory adjustments (C$)(ii)		(4,493)		(5)		(9,999)		(13)		12,203		3		(982)		—
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		(3,326)		(4)		(1,793)		—		(3,326)		(1)
IAS 16 amendments (C$)(iv)		—		—		(2,575)		(3)		—		—		(2,995)		(1)
Minesite operating costs (C$)	C$	171,957	C$	186	C$	128,039	C$	164	C$	585,305	C$	157	C$	508,497	C$	143

Hope Bay mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		—		705		—		56,229
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$—	$—	$19,143	$27,153	$—	$—	$83,118	$1,478
Inventory adjustments(ii)	—	—	(8,051)	(11,420)	—	—	(13,713)	(244)
Operational care & maintenance due to COVID-19(iii)	—	—	(9,964)	(14,133)	—	—	(9,964)	(177)
Other adjustments(vii)	—	—	207	294	—	—	374	7
Cash operating costs (co-product basis)	$—	$—	$1,335	$1,894	$—	$—	$59,815	$1,064
By-product metal revenues	—	—	(46)	(65)	—	—	(46)	(1)
Cash operating costs (by-product basis)	$—	$—	$1,289	$1,829	$—	$—	$59,769	$1,063

Hope Bay mine Per Tonne	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				—				7				—				228
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$—		$—		$19,143		$2,725		$—		$—		$83,118		$365
Production costs (C$)	C$	—	C$	—	C$	24,242	C$	3,463	C$	—	C$	—	C$	104,291	C$	457
Inventory adjustments (C$)(ii)		—		—		(10,398)		(1,485)		—		—		(17,801)		(78)
Operational care and maintenance due to COVID-19 (C$)(iii)		—		—		(12,304)		(1,758)		—		—		(12,304)		(53)
Minesite operating costs (C$)	C$	—	C$	—	C$	1,540	C$	220	C$	—	C$	—	C$	74,186	C$	326

Fosterville Mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		88,634		—		338,327		—
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$34,131	$385	$—	$—	$204,649	$605	$—	$—
Inventory adjustments(ii)	2,694	30	—	—	(2,691)	(8)	—	—
Purchase price allocation to inventory(v)	—	—	—	—	(73,674)	(218)	—	—
Cash operating costs (co-product basis)	$36,825	$415	$—	$—	$128,284	$379	$—	$—
By-product metal revenues	(126)	(1)	—	—	(527)	(1)	—	—
Cash operating costs (by-product basis)	$36,699	$414	$—	$—	$127,757	$378	$—	$—

Fosterville Mine Per Tonne	Three Months Ended December 31, 2022				Three Months Ended December 31, 2021				Year Ended December 31, 2022				Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)				139				—				524				—
	(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)		(thousands)		($ per tonne)
Production costs		$34,131		$246		$—		$—		$204,649		$391		$—		$—
Production costs (A$)	A$	51,995	A$	370	A$	—	A$	—	A$	293,875	A$	561	A$	—	A$	—
Inventory adjustments (A$)(ii)		4,186		29		—		—		(3,045)		(6)		—		—
Purchase price allocation to inventory(A$)(v)		—		—		—		—		(104,507)		(199)		—		—
Minesite operating costs (A$)	A$	56,181	A$	399	A$	—	A$	—	A$	186,323	A$	356	A$	—	A$	—

Kittila mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		44,724		63,172		216,947		239,240
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$56,273	$1,258	$44,998	$712	$210,661	$971	$192,742	$806
Inventory adjustments(ii)	1,070	24	5,671	90	(5,349)	(25)	5,908	25
Realized gains and losses on hedges of production costs	2,033	45	478	7	7,329	34	577	2
Other adjustments(vi)	163	4	177	3	274	1	705	3
Cash operating costs (co-product basis)	$59,539	$1,331	$51,324	$812	$212,915	$981	$199,932	$836
By-product metal revenues	(76)	(1)	(60)	—	(295)	(1)	(249)	(1)
Cash operating costs (by-product basis)	$59,463	$1,330	$51,264	$812	$212,620	$980	$199,683	$835

Kittila mine Per Tonne	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Tonnes of ore milled (thousands of tonnes)		421		526		1,925		2,052
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$56,273	$134	$44,998	$86	$210,661	$109	$192,742	$94
Production costs (€)	€54,500	€129	€39,079	€74	€198,484	€103	€163,165	€80
Inventory adjustments (€)(ii)	1,008	3	5,203	10	(3,853)	(2)	5,330	2
Minesite operating costs (€)	€55,508	€132	€44,282	€84	€194,631	€101	€168,495	€82

Pinos Altos mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		25,291		32,741		96,522		126,932
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$37,567	$1,485	$32,698	$999	$144,489	$1,497	$141,488	$1,115
Inventory adjustments(ii)	(499)	(20)	3,690	113	(2,295)	(24)	241	2
Realized gains and losses on hedges of production costs	(176)	(7)	(365)	(11)	(879)	(9)	(2,515)	(20)
Other adjustments(vi)	312	13	440	13	1,235	13	1,627	13
Cash operating costs (co-product basis)	$37,204	$1,471	$36,463	$1,114	$142,550	$1,477	$140,841	$1,110
By-product metal revenues	(5,467)	(216)	(7,379)	(226)	(21,983)	(228)	(31,965)	(252)
Cash operating costs (by-product basis)	$31,737	$1,255	$29,084	$888	$120,567	$1,249	$108,876	$858

Pinos Altos mine Per Tonne	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Tonnes of ore processed (thousands of tonnes)		382		441		1,510		1,899
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$37,567	$98	$32,698	$74	$144,489	$96	$141,488	$75
Inventory adjustments(ii)	(499)	(1)	3,690	8	(2,295)	(2)	241	—
Minesite operating costs	$37,068	$97	$36,388	$82	$142,194	$94	$141,729	$75

Creston Mascota mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		451		2,333		2,630		12,801
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$200	$443	$1,966	$843	$1,943	$739	$8,165	$638
Inventory adjustments(ii)	279	622	196	84	222	84	(349)	(27)
Other adjustments(vi)	15	33	35	15	78	30	327	25
Cash operating costs (co-product basis)	$494	$1,098	$2,197	$942	$2,243	$853	$8,143	$636
By-product metal revenues	(30)	(68)	(339)	(146)	(158)	(60)	(2,914)	(228)
Cash operating costs (by-product basis)	$464	$1,030	$1,858	$796	$2,085	$793	$5,229	$408

Creston Mascota mine Per Tonne(xi)	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Tonnes of ore processed (thousands of tonnes)		—		—		—		—
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$200	$—	$1,966	$—	$1,943	$—	$8,165	$—
Inventory adjustments(ii)	279	—	196	—	222	—	(349)	—
Other adjustments(vi)	(479)	—	(2,162)	—	(2,165)	—	(7,816)	—
Minesite operating costs	$—	$—	$—	$—	$—	$—	$—	$—

La India mine Per Ounce of Gold Produced	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Gold production (ounces)		16,669		24,660		74,672		63,529
	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)	(thousands)	($ per ounce)
Production costs	$20,750	$1,245	$21,819	$885	$76,226	$1,021	$60,381	$950
Inventory adjustments(ii)	2,187	131	(820)	(33)	3,598	48	98	2
Other adjustments(vi)	176	11	149	6	699	9	458	7
Cash operating costs (co-product basis)	$23,113	$1,387	$21,148	$858	$80,523	$1,078	$60,937	$959
By-product metal revenues	(290)	(18)	(434)	(18)	(1,689)	(22)	(1,298)	(20)
Cash operating costs (by-product basis)	$22,823	$1,369	$20,714	$840	$78,834	$1,056	$59,639	$939

La India mine Per Tonne	Three Months Ended December 31, 2022		Three Months Ended December 31, 2021		Year Ended December 31, 2022		Year Ended December 31, 2021
Tonnes of ore processed (thousands of tonnes)		1,138		1,398		5,102		6,018
	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)	(thousands)	($ per tonne)
Production costs	$20,750	$18	$21,819	$16	$76,226	$15	$60,381	$10
Inventory adjustments(ii)	2,187	2	(820)	(1)	3,598	1	98	—
Minesite operating costs	$22,937	$20	$20,999	$15	$79,824	$16	$60,479	$10

Notes:

(i) The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(ii) Under the Company’s revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iii) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic and includes primarily payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These expenses also include payroll costs of employees who could not work following the period of temporary suspension or reduced operations due to the Company's effort to prevent or curtail community transmission of COVID-19. These costs were previously included in "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impact of such events on the total cash costs per ounce and minesite cost per tonne.

(iv) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. The Company considers the disclosure of the total cash cost per ounce of gold produced (by-product and co-product) without the incorporation of the impacts of the retrospective application of IAS 16 amendments is helpful to investors so they can compare current performance to what management considers steady-state operational costs for the comparative period.

(v) On February 8, 2022 the Company completed the completion of the merger of equals with Kirkland Lake Gold and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.

(vi) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic mine, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, as well as, smelting, refining, and marketing charges to production costs.

(vii) The Meliadine mine’s cost calculations per ounce of gold produced for the year ended December 31, 2021 exclude 24,057 ounces of payable gold production which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(viii) The Meliadine mine’s cost calculations per tonne for the year ended December 31, 2021 exclude 213,867 tonnes of ore, from the Tiriganiaq open pit deposit which were processed prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021.

(ix) The Meadowbank Complex’s cost calculations per ounce of gold produced for the three months and year ended December 31, 2021 exclude 1,608 and 1,956 ounces of payable gold production, respectively, which were processed prior to the achievement of commercial production at the Amaruq Underground project on August 1, 2022.

(x) The Meadowbank Complex’s cost calculations per tonne for the three months and year ended December 31, 2021 exclude 12,386 and 14,299 tonnes of ore from the Amaruq Underground project, respectively, which were processed prior to the achievement of commercial production at the Amaruq Underground project on August 1, 2022.

(xi) The Creston Mascota mine's cost calculations per tonne for the three months and year ended December 31, 2022 exclude approximately $0.5 million and $2.2 million of production costs incurred during these periods following the ceasing of mining activities at the Bravo pit during the third quarter of 2020. The Creston Mascota mine's cost calculations per tonne for the three and nine months ended December 31, 2021 exclude approximately $2.2 million and $7.8 million of production costs incurred during these periods, respectively, following the ceasing of mining activities at the Bravo pit during the third quarter of 2020.

Reconciliation of Production Costs to Total Cash Costs per Ounce Produced(vii) and All-in Sustaining Costs per Ounce of Gold Produced(vii)

	Three Months Ended December 31,		Year Ended December 31,
(United States dollars per ounce of gold produced, except where noted)	2022	2021	2022	2021
Production costs per the consolidated statements of income (thousands of United States dollars)	$666,877	$467,068	$2,643,321	$1,773,121
Gold production (ounces)(i)(ii)	799,436	500,324	3,135,007	2,060,392
Production costs per ounce of adjusted gold production	$834	$934	$843	$861
Adjustments:
Inventory adjustments(iii)	15	(27)	2	(8)
Purchase price allocation to inventory(iv)	(3)	—	(51)	—
IAS 16 amendments(v)	—	(4)	—	(8)
Realized gains and losses on hedges of production costs	24	(21)	6	(22)
Operational care and maintenance costs due to COVID-19(vi)	—	(25)	—	(6)
Other(vii)	25	10	25	12
Total cash costs per ounce of gold produced (co-product basis)(viii)	$895	$867	$825	$829
By-product metal revenues	(32)	(53)	(32)	(59)
Total cash costs per ounce of gold produced (by-product basis)(viii)	$863	$814	$793	$770
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	284	236	232	207
General and administrative expenses (including stock option expense)	68	69	70	69
Non-cash reclamation provision and sustaining leases	16	17	14	13
All-in sustaining costs per ounce of gold produced (by-product basis)	$1,231	$1,136	$1,109	$1,059
By-product metal revenues	32	53	32	59
All-in sustaining costs per ounce of gold produced (co-product basis)	$1,263	$1,189	$1,141	$1,118

Notes:

(i) Gold production for the year ended December 31, 2021 excludes 24,057 ounces of payable production of gold at the Meliadine mine which were produced prior to the achievement of commercial production at the Tiriganiaq open pit deposit on August 15, 2021

(ii) Gold production for the three months and year ended December 31, 2021 excludes 1,608 and 1,956 ounces of payable production of gold at the Meadowbank mine, respectively, which were processed prior to the achievement of commercial production at the Amaruq Underground project on August 1, 2022

(iii) Under the Company's revenue recognition policy, revenue from contracts with customers is recognized upon the transfer of control over metals sold to the customer. As the total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the portion of production not yet recognized as revenue.

(iv) On February 8, 2022 the Company completed the merger of equals with Kirkland and this adjustment reflects the fair value allocated to inventory on the purchase price allocation.

(v) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16. This adjustment eliminates the effects of the retrospective application of IAS 16 amendments on the total cash costs per ounce of gold produced (by-product and co-product) as well as all-in sustaining costs (by-product and co-product).

(vi) This adjustment reflects the costs associated with the temporary suspension of mining activities at the Company's mine sites in response to the COVID-19 pandemic which primarily includes payroll and other incidental costs associated with maintaining the sites and properties, and payroll costs associated with employees who were not working during the period of reduced or suspended operations. These costs were previously classified as "other adjustments" and have now been disclosed separately to provide additional detail on the reconciliation, allowing investors to better understand the impacts of such events on the cash operating costs per ounce and minesite cost per tonne.

(vii) Other adjustments consists of costs associated with a 5% in-kind royalty paid in respect of the Canadian Malartic mine, a 2% in-kind royalty paid in respect of the Detour Lake mine, a 1.5% in-kind royalty paid in respect of the Macassa mine, smelting, refining and marketing charges to production costs.

(viii) The total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See ‘‘Note Regarding Certain Financial Performance Measures’’ for more information on the Company’s use of total cash cost per ounce of gold produced.

Reconciliation of Operating Margin(i) to Net Income

	Three Months Ended December 31, 2022
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$118,609	$(49,692)	$68,917
LaRonde Zone 5 mine	32,978	(20,164)	12,814
Canadian Malartic mine(ii)	147,412	(63,877)	83,535
Goldex mine	60,319	(24,786)	35,533
Detour Lake mine	303,878	(118,573)	185,305
Macassa mine	74,953	(30,926)	44,027
Meliadine mine	176,330	(81,246)	95,084
Meadowbank Complex	171,094	(128,692)	42,402
Fosterville mine	139,098	(34,131)	104,967
Kittila mine	80,797	(56,273)	24,524
Pinos Altos mine	50,960	(37,567)	13,393
Creston Mascota mine	427	(200)	227
La India mine	27,864	(20,750)	7,114
Segment totals	$1,384,719	$(666,877)	$717,842

Corporate and other:
Exploration and corporate development	70,922
Amortization of property, plant, and mine development	269,700
General and administrative	54,582
Finance costs	20,043
Gain on derivative financial instruments	(83,771)
Impairment loss	55,000
Environmental remediation	9,634
Foreign currency translation loss	11,680
Care and maintenance	11,644
Other expenses	19,526
Income and mining taxes expense	73,873
Net income per consolidated statements of income	$205,009

Notes:

(i)	Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See "Note Regarding Certain Measures of Performance" for more information on the Company’s use of operating margin.

(ii)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

Reconciliation of Operating Margin(i) to Net Income

	Year Ended December 31, 2022
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$553,931	$(213,393)	$340,538
LaRonde Zone 5 mine	129,569	(72,096)	57,473
Canadian Malartic Complex(ii)	575,938	(235,735)	340,203
Goldex mine	250,512	(103,830)	146,682
Detour Lake mine	1,188,741	(489,703)	699,038
Macassa mine	327,028	(129,774)	197,254
Meliadine mine	677,713	(318,141)	359,572
Meadowbank Complex	645,021	(442,681)	202,340
Hope Bay mine	144	—	144
Fosterville mine	645,371	(204,649)	440,722
Kittila mine	407,669	(210,661)	197,008
Pinos Altos mine	199,830	(144,489)	55,341
Creston Mascota mine	4,476	(1,943)	2,533
La India mine	135,219	(76,226)	58,993
Segment totals	$5,741,162	$(2,643,321)	$3,097,841
Corporate and other:
Exploration and corporate development			271,117
Amortization of property, plant, and mine development			1,094,691
General and administrative			220,861
Finance costs			82,935
Loss on derivative financial instruments			90,692
Impairment loss			55,000
Environmental remediation			10,417
Foreign currency translation gain			(16,081)
Care and maintenance			41,895
Other expenses			130,891
Income and mining taxes expense			445,174
Net income per consolidated statements of income			$670,249

Notes:

(i)	Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company’s use of operating margin.

(ii)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

Reconciliation of Operating Margin(i) to Net Income

	Three Months Ended December 31, 2021
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$149,472	$(62,402)	$87,070
LaRonde Zone 5 mine	32,128	(14,571)	17,557
Canadian Malartic mine(ii)	157,522	(61,270)	96,252
Goldex mine	64,366	(25,184)	39,182
Meliadine mine(iii)	185,187	(69,275)	115,912
Meadowbank Complex(iii)	139,614	(113,742)	25,872
Hope Bay mine	14,205	(19,143)	(4,938)
Kittila mine	99,409	(44,998)	54,411
Pinos Altos mine	60,354	(32,698)	27,656
Creston Mascota mine	4,594	(1,966)	2,628
La India mine	44,680	(21,819)	22,861
Segment totals(iii)	$951,531	$(467,068)	$484,463
Corporate and other:
Exploration and corporate development			41,722
Amortization of property, plant, and mine development(iii)			191,619
General and administrative			34,430
Finance costs			23,833
Gain on derivative financial instruments			(24,263)
Environmental remediation			1,177
Foreign currency translation loss			12,788
Other expenses			13,936
Income and mining taxes expense			87,863
Net income per consolidated statements of income(iii)			$101,358

Notes:

(i)	Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company's use of operating margin.

(ii)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii)	Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

Reconciliation of Operating Margin(i) to Net Income

	Year Ended December 31, 2021
	Revenues from
	Mining	Production	Operating
	Operations	Costs	Margin
LaRonde mine	$654,577	$(232,392)	$422,185
LaRonde Zone 5 mine	121,236	(56,380)	64,856
Canadian Malartic mine(ii)	645,607	(242,589)	403,018
Goldex mine	241,404	(96,181)	145,223
Meliadine mine(iii)	678,766	(250,822)	427,944
Meadowbank Complex(iii)	592,835	(408,863)	183,972
Hope Bay mine	115,439	(83,118)	32,321
Kittila mine	414,656	(192,742)	221,914
Pinos Altos mine	259,446	(141,488)	117,958
Creston Mascota mine	27,784	(8,165)	19,619
La India mine	117,875	(60,381)	57,494
Segment totals(iii)	$3,869,625	$(1,773,121)	$2,096,504
Corporate and other:
Exploration and corporate development			152,514
Amortization of property, plant, and mine development(iii)			738,129
General and administrative			142,003
Finance costs			92,042
Loss on derivative financial instruments			11,103
Environmental remediation			576
Foreign currency translation loss			5,672
Other expenses			21,742
Income and mining taxes expense			370,778
Net income per consolidated statements of income(iii)			$561,945

Notes:

(i)	Operating margin is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. See Note Regarding Certain Measures of Performance for more information on the Company’s use of operating margin.

(ii)	The information set out in this table reflects the Company's 50% interest in the Canadian Malartic mine.

(iii)	Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

Reconciliation of Sustaining Capital Expenditures(i) and Development Capital Expenditures(i) to the Consolidated Statements of Cash Flows

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Sustaining capital expenditures(i)(ii)(iii)	$227,040	$123,925	$733,546	$432,543
Development capital expenditures(i)(iii)	230,134	121,864	803,354	471,870
Total Capital Expenditures(iii)	$457,174	$245,789	$1,536,900	$904,413
Working capital adjustments(iii)	(56,343)	(8,500)	1,337	(7,415)
Additions to property, plant and mine development per the consolidated statements of cash flows	$400,831	$237,289	$1,538,237	$896,998

Note:

(i) Sustaining capital expenditures and development capital expenditures are not recognized measures under IFRS and this data may not be comparable to other gold producers. See Note on Certain Measures of Performance for more information on the Company's use of the measures sustaining capital expenditures and development capital expenditures.

(ii) Certain previously reported line items have been restated to reflect the retrospective application of IAS 16.

(iii) Sustaining capital expenditures and development capital expenditures include capitalized exploration.

Reconciliation of Long-Term Debt to Net Debt

	As at	As at
	December 31,2022	December 31, 2021
Current portion of long-term debt per the consolidated balance sheets	$100,000	$225,000
Non-current portion of long-term debt	1,242,070	1,340,223
Long-term debt	$1,342,070	$1,565,223
Adjustments:
Cash and cash equivalents	$(658,625)	$(185,786)
Net Debt	$683,445	$1,379,437